UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM
6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 5, 2025
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Second Quarter 2025 Report of UBS AG,

which appears immediately following this
page.

UBS AG
Second quarter

2025 report

1.
Key figures
3
UBS AG consolidated key figures
2.
Recent developments
4
Recent developments
3.
UBS AG performance, business divisions
and Group Items
8
UBS AG consolidated performance
16
Global Wealth Management
18
Personal & Corporate Banking
20
Asset Management
21
Investment Bank
23
Non-core and Legacy
25
Group Items
4.
Risk and capital management
27
Risk management and control
27
Capital management
5.
Consolidated

financial statements
33
UBS AG interim consolidated financial
statements (unaudited)
6.
Comparison between UBS AG consolidated
and UBS Group AG consolidated
68
Comparison between UBS AG consolidated
and UBS Group AG consolidated
Appendix
70
Alternative performance measures
74
Abbreviations frequently used in
our financial reports
76
Information sources
77
Cautionary statement
Corporate calendar UBS AG
Information about future publication dates is generally

available at
ubs.com/global/en/investor-relations/events/calendar.html
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Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2025. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.

UBS AG second quarter 2025 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group” UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated”, “we”, “us” and “our”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” Credit Suisse AG and its consolidated subsidiaries before the merger with UBS AG
“Credit Suisse Group“ and “Credit Suisse” Pre-acquisition Credit Suisse Group
“UBS Group AG”

UBS Group AG on a standalone basis
“UBS Switzerland AG” UBS Switzerland AG on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in other applicable regulations. A number of APMs are reported in UBS’s external reports
(annual, quarterly and

other reports). APMs

are used to provide

a more complete

picture of operating

performance
and to reflect

management’s view of

the fundamental

drivers of the

business results.

A definition of

each APM, the
method used to calculate

it and the information

content are presented

under “Alternative performance

measures”
in the

appendix to

this report.

These APMs

may qualify

as non-GAAP

measures as

defined by

US Securities

and
Exchange Commission (SEC) regulations.
Comparability
Comparative information in this report is

presented as follows.
Profit and loss information

and other flow-based information

for the second quarter

of 2025, the

first quarter of
2025 and the fourth quarter of

2024 is based entirely on consolidated

data following the merger of UBS AG and
Credit Suisse AG. Profit

and loss information

and other flow-based

information for

the second quarter

of 2024 and
the six-month period ending 30 June 2024 includes

only one month of post-merger UBS AG data.
Balance

sheet

information

as

at

30 June

2025,

31 March

2025

and

31 December

2024

includes

post-merger
consolidated information.
Comparison between UBS AG consolidated

and UBS Group AG consolidated
This report should be read

in conjunction with the UBS Group

second quarter 2025 report that was published on
30 July 2025 and is available

under “Quarterly reporting” at
ubs.com/investors . A comparison of selected financial
and capital information of UBS AG consolidated

and of UBS Group AG consolidated is provided after the Notes to
t
he UBS AG interim consolidated financial

statements.

UBS AG second quarter 2025 report

Key figures
UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended

As of or year-to-date
USD m, except where indicated 30.6.25 31.3.25 31.12.24 30.6.24 30.6.25 30.6.24
Results
Total revenues

11,635

12,163

11,317

9,900

23,798

19,008
Credit loss expense / (release)

152

124

241

84

275

136
Operating expenses

10,621

10,701

11,017

10,012

21,322

17,689
Operating profit / (loss) before tax

862

1,339

59

(196)

2,201

1,183
Net profit / (loss) attributable to shareholders

1,192

1,028

(257)

(264)

2,220

742
Profitability and growth
1
Return on equity (%)

5.0

4.3

(1.1)

(1.4)

4.7

2.3
Return on tangible equity (%)

5.4

4.6

(1.2)

(1.6)

5.0

2.5
Return on common equity tier 1 capital (%)

6.8

5.7

(1.3)

(1.7)

6.2

2.8
Revenues over leverage ratio denominator, gross (%)

2.9

3.1

2.9

3.0

3.0

3.2
Cost / income ratio (%)

91.3

88.0

97.3

101.1

89.6

93.1
Net profit growth (%) n.m.

2.2
n.m. n.m.

199.2

(65.1)
Resources
Total assets

1,671,814

1,547,489

1,568,060

1,564,664

1,671,814

1,564,664
Equity attributable to shareholders

94,278

96,553

94,003

93,392

94,278

93,392
Common equity tier 1 capital
2

69,829

70,756

73,792

83,001

69,829

83,001
Risk-weighted assets
2

498,327

481,539

495,110

509,953

498,327

509,953
Common equity tier 1 capital ratio (%)
2

14.0

14.7

14.9

16.3

14.0

16.3
Going concern capital ratio (%)
2

17.8

18.5

18.1

19.2

17.8

19.2
Total loss-absorbing capacity ratio (%)
2

36.5

38.0

36.7

38.6

36.5

38.6
Leverage ratio denominator
2

1,660,097

1,565,845

1,523,277

1,564,001

1,660,097

1,564,001
Common equity tier 1 leverage ratio (%)
2

4.2

4.5

4.8

5.3

4.2

5.3
Liquidity coverage ratio (%)
3

179.4

180.3

186.1

194.1

179.4

194.1
Net stable funding ratio (%)

120.9

122.8

124.1

127.7

120.9

127.7
Other
Invested assets (USD bn)
1,4

6,618

6,153

6,087

5,871

6,618

5,871
Personnel (full-time equivalents)

62,958

67,373

68,982

70,750

62,958

70,750
1 Refer to “Alternative performance measures” in the appendix to this report for the relevant definition(s) and calculation method(s).

2 Based on the Swiss systemically relevant bank framework. Refer to the “Capital
management” section of

this report for

more information.

3 The disclosed ratios

represent quarterly averages

for the quarters

presented and are

calculated based on an

average of 61 data

points in the second
quarter of 2025, 62 data points in the first quarter of 2025, 64 data points in the fourth quarter of 2024 and 61 data points in the second quarter of 2024, of which 40 data points were before the merger of UBS AG and Credit Suisse AG (i.e. from 2

April 2024 until 30 May 2024), and 21

data points were after the merger (i.e.

from 31 May 2024 until 30 June 2024).

Refer to the “Liquidity and funding management”

section of
the UBS Group second

quarter 2025 report,

available under

“Quarterly reporting” at

ubs.com/investors,

for more information.

4 Consists of invested

assets for Global

Wealth Management,

Asset Management
(including invested assets from associates) and Personal & Corporate Banking. Refer to “Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of the UBS AG Annual Report
2024, available under “Annual reporting” at ubs.com/investors,

for more information.

UBS AG second quarter 2025 report |

Recent developments

Recent developments
Management report
Integration of Credit Suisse
We

remain

on

track

to

substantially

complete

the

integration

of

Credit

Suisse

by

the

end

of

2026.

Our

focus
continues to be on client account migrations

and infrastructure decommissioning.
In the

second quarter

of 2025,

we successfully

completed the

first main

wave of

our Swiss

business migrations,
having now

migrated approximately

one-third of

the targeted

client accounts,

and we

still aim

to complete

the
Swiss booking center migrations by the

end of the first quarter of 2026.

We have made substantial further progress with regard to the simplification of our legal entity structure in the US
and Europe,

having merged

Credit Suisse

Holdings (USA), Inc. with

UBS Americas Inc,

deregistered Credit

Suisse
(USA) LLC

as

a

broker-dealer

and

established

UBS Europe SE

as

the

single

EU

intermediate

parent

undertaking
ahead of schedule.
On

18 July

2025,

the

High

Court

of

England

and

Wales

approved

the

transfer

of

Credit

Suisse

International’s
residual business

and related

products to

UBS AG London

Branch and

UBS Europe SE

pursuant to

Part VII of

the
Financial Services and Markets

Act 2000. The transfer of the

relevant assets and liabilities is

expected to occur over
the next six months.
Regulatory and legal developments
Developments in Switzerland aimed at strengthening

financial stability
In

June

2025, the

Swiss Federal

Council published

regulatory proposals

that aim

to

further strengthen

banking
stability in

Switzerland

(the Financial

Stability Proposals).

Proposed measures

to be

submitted to

the Swiss

Parliament
for

enactment

would

exclude

from

common

equity

tier 1

(CET1)

capital

investments

in

foreign

subsidiaries

of
systemically important

banks (SIBs),

include additional

requirements for

the recovery

and resolution

of SIBs,

add
measures to increase the potential for obtaining liquidity via the Swiss National

Bank (the SNB), introduce a Senior
Managers Regime for

banks, and provide

additional powers for

the Swiss Financial

Market Supervisory Authority
(FINMA). Proposed

measures

at

the

ordinance

level

would

exclude

capitalized software

and

deferred

tax assets
(DTAs) on temporary differences from CET1 capital, add stricter requirements for prudential valuation adjustments
(PVAs) of

assets and liabilities,

permit the mandatory suspension

of interest payments

for additional tier 1

capital
instruments in the

event of a

cumulative loss over

four quarters, and

introduce measures that

aim to enable

FINMA
and other authorities to better assess the

situation of banks in a liquidity crisis.
The Swiss Federal Council plans to start a public consultation in the fall of 2025 on the legislative amendments to capital requirements related to foreign subsidiaries and has indicated it expects to submit its proposal to the Swiss
Parliament in the first half of 2026. Entry into force of these amendments is expected in 2028, at the earliest, and is expected to be phased

in over a period of at

least six to eight years. For

the remaining legislative amendments,

a
consultation draft

is expected

in the

first half

of 2026,

with the

Swiss Federal

Council’s submission

to the

Parliament
in the first half of 2027. The entry into force

of these amendments is expected in

2028 or 2029.
The measures

at the ordinance

level, including

the capital

treatment of

capitalized software

and DTAs

on temporary
differences, are in

public consultation until

September 2025, with

the ordinances expected

to enter into

force in
January 2027, at the earliest. In addition, a consultation on amendments to the Liquidity Ordinance is expected to
begin in

the first

half of

2026. The

amendments to be

proposed are

expected to

set minimum

requirements for
maintaining borrowing capacity for emergency

liquidity assistance.
Based on financial information

published for the

first quarter of

2025 and given UBS AG’s

target CET1 capital ratio
of

between

12.5% and

13%, UBS AG

would

be

required

to

hold

additional estimated

CET1

capital of

around
USD 24bn on

a pro-forma

basis if

the recommendations

were to

be implemented

as proposed.

This includes

around
USD 23bn related

to the

full deduction

of UBS AG’s

investments in

foreign subsidiaries. These

pro-forma figures
r
eflect previously announced expected capital

repatriations of around USD 5bn.

UBS AG second quarter 2025 report |

Recent developments

The incremental CET1 capital of around

USD 24bn required at UBS AG would

result in a CET1 capital

ratio at the
UBS Group AG (consolidated)

level

of around

19%. At

Group

level, the

proposed measures

related to

DTAs on
temporary

differences,

capitalized

software

and

PVAs

would

eliminate

capital

recognition

for

these

items

in

a
manner misaligned with international

standards. This would reduce

the CET1 capital ratio for

the Group to around
17%, underrepresenting UBS’s capital strength.
The additional

capital of

USD 24bn would

be in

addition to

the previously

communicated incremental capital

of
around USD 18bn that

UBS will

have to hold

as a result

of the acquisition

of the Credit

Suisse Group in

order to
meet

existing

regulations.

This

includes

around

USD 9bn

to

remove

the

regulatory

concessions

granted

to
Credit Suisse and

around USD 9bn

to meet

the current

progressive requirements

due to

the increased leverage

ratio
denominator (LRD) and higher market share of the combined

business. The progressive requirements for LRD and
market share are subject to confirmation.
On this basis, UBS would be required to hold around

USD 42bn in additional CET1 capital in total.
Recent developments related to the implementation

of the final Basel III standards
In June

2025, the

European Commission

(the EC)

proposed to

delay the

implementation of

the Fundamental

Review
of the Trading

Book (the FRTB) by another year, to

1 January 2027. We expect that the overall impact on UBS will be limited.
In

July

2025,

the

UK

Prudential

Regulatory

Authority

published

for

consultation

proposals

to

delay

the
implementation of

the FRTB

internal models

approach from

1 January 2027

to 1 January

2028. The

FRTB regulation
for standardized and

advanced standardized approaches will

continue to apply

from 1 January 2027.

With UBS’s
entities not

being subject

to the

corresponding UK

regulation, we expect

that the

overall impact

on UBS

will be
limited.

In

Switzerland, the

FRTB became

effective on

1 January 2025,

together with

all other

requirements of

the final
Basel III regulation.
The Swiss Federal Council pauses the revision

of the Ordinance on Climate Disclosures
In June 2025,

the Swiss Federal

Council decided

to pause the

revision of the

Ordinance on Climate

Disclosures until
the approval of the ongoing revision of the overarching legislation on sustainability reporting in the Swiss Code of
Obligations or until 1 January 2027, at the

latest.
Recent developments related to EU sustainability

reporting
In July

2025, Germany’s

Federal Ministry

of Justice

and Consumer

Protection published

a new

draft bill

to implement
the EU

Corporate Sustainability

Reporting Directive

(the CSRD).

If enacted,

the draft

bill would

make CSRD

reporting
mandatory for the 2025 financial year for

large companies that are subject to wave one reporting

requirements of
the CSRD, which would include UBS AG.

In July 2025, the EC adopted amendments to the European Sustainability Reporting Standards (the ESRS) to allow wave one

companies to

omit certain

of the

ESRS disclosures

for the

2025

and 2026

financial years.

Also in

July
2025, the

EC published

proposed measures

to simplify

the disclosure

requirements under

Art. 8 of

the EU

Taxonomy
Regulation. These

actions are

part of

a broader

initiative by

the EU

to simplify

its sustainability

standards and

to
reduce

the

reporting

burden

on

companies.

We

are

currently

assessing

the

impact

of

these

measures

on

the
disclosures of UBS AG and UBS Europe SE.
Other developments
Resolution of legacy Credit Suisse cross-border

matter
On 5 May 2025, Credit Suisse

Services AG entered into

an agreement with the

US Department of Justice

(the DOJ)
to settle a

long-running tax-related investigation into Credit

Suisse’s implementation of its

2014 plea agreement,
relating

to

its

legacy

cross-border

business

with

US

taxpayers

booked

in

Switzerland,

which

began

before

UBS
acquired the Credit

Suisse Group. Credit

Suisse Services AG pleaded guilty

to one count of

conspiracy to aid and
assist in the

preparation of

false income

tax returns.

Credit Suisse Services

AG also

contemporaneously entered

into
a non-prosecution

agreement regarding US

taxpayers booked

in the

legacy Credit

Suisse Singapore

booking center.
In the

second quarter

of 2025,

we paid

USD 511m with

respect to

the aforementioned

resolutions and

we recorded
in

our

Non-core

and

Legacy

division

a

USD 41m

net

increase

in

provisions,

which

included

a

provision

for

the
estimated costs of UBS’s ongoing obligations

with the DOJ in respect of legacy Credit Suisse accounts.

›
Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this
r eport for more information

UBS AG second quarter 2025 report |

Recent developments

Sale of O’Connor business
In

May

2025,

UBS

Asset

Management

(Americas)

LLC

entered

into

an

agreement

to

sell

its

O’Connor

single-
manager hedge fund, private credit and commodities platform to Cantor Fitzgerald. The sale includes O’Connor’s six investment strategies with around USD 11bn in assets under management and, as part of the agreement, UBS and Cantor Fitzgerald

will establish a

long-term commercial arrangement. The

transaction is expected

to close in
stages,

beginning

in

the

fourth

quarter

of

2025,

subject

to

regulatory

approvals

and

other

customary

closing
conditions. UBS AG does not expect to recognize a

material profit or loss upon completion of the transaction.
Ownership increase in UBS Securities China
In the second quarter of 2025, we increased our stake

in UBS Securities China from 67% to 100%. The closing

of
the transaction did not affect profit or loss and there was no material effect on our CET1 capital.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items

7
UBS AG performance,

business divisions and Group Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core and Legacy. Non-core and Legacy consists of positions and businesses not aligned with our strategy and policies.

Our Group

functions are

support and

control functions

that provide

services to

the Group.

Virtually all

costs incurred
by our Group functions are

allocated to the business divisions,

leaving a residual amount that

we refer to as Group
Items in our segment reporting.
This discussion and

analysis of the

results of

the business divisions

and Group Items

compares the results

for the
second

quarter

of

2025

and

the

six-month

period

ending

30 June

2025,

which

are

both

based

entirely

on
consolidated data following the

merger of UBS AG

and Credit Suisse AG, with

the results for

the second quarter
of

2024

and

the six-month

period

ending 30 June

2024,

which

both

only

included

one

month of

post-merger
UBS AG consolidated results.

This is a material driver in many of the increases across both revenues and operating expenses.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

8
UBS AG consolidated performance
Income statement
For the quarter ended % change from Year-to-date
USD m 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Net interest income

1,584

1,328

722

19

119

2,912

1,528
Other net income from financial instruments measured

at fair value through profit or loss

3,374

3,924

3,271

(14)

3

7,298

6,216
Net fee and commission income

6,526

6,630

5,601

(2)

17

13,156

10,750
Other income

150

281

306

(47)

(51)

432

515
Total revenues

11,635

12,163

9,900

(4)

18

23,798

19,008
Credit loss expense / (release)

152

124

84

23

80

275

136
Personnel expenses

5,649

5,910

4,797

(4)

18

11,559

8,958
General and administrative expenses

4,228

4,077

4,584

4

(8)

8,305

7,570
Depreciation, amortization and impairment of non-financial

assets

744

714

631

4

18

1,458

1,162
Operating expenses

10,621

10,701

10,012

(1)

6

21,322

17,689
Operating profit / (loss) before tax

862

1,339

(196)

(36)

2,201

1,183
Tax expense / (benefit)

(336)

303

28

(32)

393
Net profit / (loss)

1,198

1,035

(224)

16

2,233

790
Net profit / (loss) attributable to non-controlling interests

6

7

40

(21)

(85)

13

48
Net profit / (loss) attributable to shareholders

1,192

1,028

(264)

16

2,220

742
Comprehensive income
Total comprehensive income

4,231

2,657

271

59

6,889

101
Total comprehensive income attributable to non-controlling interests

18

22

20

(18)

(9)

41

17
Total comprehensive income attributable to shareholders

4,213

2,635

251

60

6,848

85
Integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Global Wealth Management

381

355

378

736

606
Personal & Corporate Banking

213

166

113

379

197
Asset Management

63

73

69

136

104
Investment Bank

124

116

161

240

276
Non-core and Legacy

251

191

187

442

248
Group Items

6

(2)

9

5

10
Total integration-related expenses

1,038

900

916

1,938

1,440
of which: total revenues

7

(3)

10

4

10
of which: operating expenses

1,031

903

906

1,934

1,429
of which: personnel expenses

407

386

331

793

449
of which: general and administrative expenses

538

460

488

998

832
of which: depreciation, amortization and impairment of non-financial assets

87

57

87

144

148
2Q25 compared with 2Q24
The legal merger

of UBS AG

and Credit Suisse

AG on 31 May

2024 has had

a significant impact

on the results

from
June 2024 onward.

This discussion

and analysis

of results compares

the second

quarter of

2025, which

covers three
full

months of

post-merger results,

with

the

second

quarter

of

2024,

which

included

only

one

month of

post-
merger results. This is a material driver in many

of the increases across both revenues

and operating expenses.
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the accounting for the merger of UBS AG and Credit Suisse AG

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

9
Results: 2Q25 vs 2Q24
Operating profit

before tax

was USD 862m,

compared with

an operating

loss before

tax of

USD 196m in

the second
quarter of

2024, reflecting

higher total

revenues, partly

offset by

increases in

operating expenses and

net credit
loss expenses.

Total

revenues increased

by USD 1,735m,

or 18%,

to USD 11,635m,

which included

an increase
from foreign currency

effects. The

increase in total

revenues was

largely due

to increases

of USD 965m

in combined
net interest income and other net income from

financial instruments measured at fair value through profit or loss
and

USD 925m

in

net

fee

and

commission

income,

partly

offset

by

USD 156m

lower

other

income.

Operating
expenses increased

by USD 609m,

or 6%,

to USD 10,621m,

and included

an increase

from foreign

currency effects.
The

overall

increase

was

largely

due

to

increases

of

USD 852m

in

personnel

expenses

and

USD 113m

in
depreciation,

amortization and

impairment

of

non-financial assets,

partly

offset

by

a

decrease

of

USD 356m

in
general and

administrative expenses.

Net credit

loss expenses

were USD 152m,

compared with

USD 84m in

the
second quarter of 2024.

Integration-related expenses

in general

and administrative

expenses primarily

included shared

services costs

charged
from other companies

in the UBS

Group reporting

scope, consulting

fees and outsourcing

costs. Integration-related
personnel

expenses were

mainly

due

to

salaries

and variable

compensation related

to

the

integration

of Credit
Suisse. In addition,

there was accelerated depreciation of properties

and leasehold improvements in depreciation,
amortization and impairment of non-financial

assets.

Total revenues: 2Q25 vs 2Q24
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss

increased by USD 965m to

USD 4,958m, mainly driven by increases

in Global Wealth

Management,
Personal & Corporate Banking and the Investment

Bank.

Global Wealth Management revenues increased by

USD 402m

to USD 2,042m, mainly driven by the consolidation
of Credit Suisse AG net interest income for the full quarter.

The remaining variance was mainly due to an increase
in net

interest income,

largely driven

by positive

foreign currency

effects and

deposit inflows

into higher-margin
products,

and an increase in trading revenues, reflecting

higher levels of client activity.
Personal

&

Corporate

Banking

revenues

increased

by

USD 334m

to

USD 1,357m,

predominantly

due

to

the
consolidation of

Credit Suisse AG

net interest

income for

the full

quarter,

as well

as positive

foreign currency

effects.
Investment Bank revenues

increased by USD 379m

to USD 1,886m, mainly

due to higher

Derivatives & Solutions
revenues, mostly

driven by

Foreign Exchange,

Equity Derivatives

and Rates,

due to

elevated volatility

and higher
levels of client

activity. In addition,

there were higher

revenues in Financing, with

increases in all

products, led by
Prime Brokerage,

supported by

higher client

balances.

These increases

were partly

offset by

lower revenues

in Global
Banking, largely driven by a contraction in

Leveraged Capital Markets revenues.
Non-core and Legacy revenues

were negative USD 150m compared

with positive USD 121m in the

second quarter
of 2024.

Revenues included

lower net

gains from

position exits

and lower

net interest

income from

securitized
products and credit products, as well as due

to the consolidation of Credit Suisse AG revenues

for the full quarter.
Revenues in Group

Items were negative

USD 176m

compared with negative

USD 288m

in the

second quarter of
2024. The

change in

revenues was

mainly driven

by mark-to-market

gains from

Group hedging

and own

debt,
including hedge accounting ineffectiveness, compared with losses in the second quarter of 2024. Revenues in the second quarter

of 2025

included offsetting

impacts on

portfolio-level economic

hedges and

mark-to-market effects
on own credit.

›
Refer to the relevant business division commentary in this section for more information about business-division specific revenues
›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

10
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

89

(266)

(188)

(177)

(1)
Net interest income from financial instruments measured

at fair value through profit or
loss and other

1,495

1,594

910

(6)

64

3,089

1,528
Other net income from financial instruments measured

at fair value through profit or loss

3,374

3,924

3,271

(14)

3

7,298

6,216
Total

4,958

5,252

3,993

(6)

24

10,210

7,744
Global Wealth Management

2,042

2,074

1,640

(2)

24

4,116

3,198
of which: net interest income

1,587

1,589

1,317

0

20

3,176

2,521
of which: transaction-based income from foreign exchange and other intermediary
activity
1

455

485

323

(6)

41

940

677
Personal & Corporate Banking

1,357

1,247

1,023

9

33

2,604

1,927
of which: net interest income

1,142

1,059

863

8

32

2,201

1,634
of which: transaction-based income from foreign exchange and other intermediary
activity
1

215

188

161

14

34

403

293
Asset Management

0

(5)

(11)

(99)

(100)

(5)

(23)
Investment Bank

1,886

2,056

1,507

(8)

25

3,942

3,064
Non-core and Legacy

(150)

117

121

(33)

139
Group Items

(176)

(237)

(288)

(26)

(39)

(413)

(563)
1 Mainly includes spread-related income in connection with client-driven transactions,

foreign currency translation effects and income and expenses from precious metals,

which are included in the income statement
line Other net income from financial instruments measured

at fair value through profit or loss.

The amounts reported on this line

are one component of Transaction

-based income in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.

Net fee and commission income
Net fee

and commission

income increased

by USD 925m

to USD 6,526m,

mainly driven

by the

consolidation of
Credit Suisse AG revenues for the full quarter.
The consolidation

of Credit

Suisse AG

revenues for

the full

quarter was

the main

factor driving

a USD 485m

increase
in

fees

from

portfolio

management,

to

USD 3,163m,

and

a

USD 242m

increase

in

investment

fund

fees,

to
USD 1,600m, predominantly in Global Wealth Management and Asset Management, respectively. The increase in
Global

Wealth

Management

was

also

due

to

positive

market

performance

and

net

new

fee-generating

asset
inflows.

Net brokerage fees increased by USD 187m

to USD 1,189m, mainly due to higher levels of client activity in Global
Wealth Management,

and in Cash Equities in Execution Services

in the Investment Bank, due to higher volumes.
›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other

income

was

USD 150m

and

included

the

consolidation

of

Credit

Suisse AG

income

for

the

full

quarter,
compared with USD 306m in the second quarter of 2024. The decrease was largely due to lower costs charged to
shared services subsidiaries of UBS Group AG. In addition,

losses of USD 35m from disposals of properties held

for
sale

were

incurred,

predominantly

in

Group

Items.

The

second

quarter

of

2025

also

included

a

USD 31m

loss
relating to an investment in an associate.
›
Refer to “Note 6 Other income” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / release: 2Q25 vs

2Q24
Total net credit loss expenses in the second quarter of 2025 were USD 152m, reflecting net expenses of USD 38m related

to

performing

positions

and

net

expenses

of

USD 114m

on

credit-impaired

positions.

Net

credit

loss
expenses were USD 84m in the second quarter

of 2024.
›
Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information

UBS AG second quarter 2025 report |
U
BS AG performance, business divisions and Group

Items | UBS AG consolidated performance

11
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 30.6.25
Global Wealth Management

(3)

1

(2)
Personal & Corporate Banking

22

92

114
Asset Management

0

0

0
Investment Bank

19

22

41
Non-core and Legacy

0

(1)

(1)
Group Items

0

0

0
Total

38

114

152
For the quarter ended 31.3.25
Global Wealth Management

(7)

15

8
Personal & Corporate Banking

(8)

66

58
Asset Management

0

0

0
Investment Bank

(5)

54

49
Non-core and Legacy

0

10

10
Group Items

(1)

0

(1)
Total

(21)

145

124
For the quarter ended 30.6.24
Global Wealth Management

(14)

12

(2)
Personal & Corporate Banking

(15)

125

110
Asset Management

0

0

0
Investment Bank

1

(2)

(1)
Non-core and Legacy

(1)

(22)

(23)
Group Items

0

0

0
Total

(29)

113

84

Operating expenses: 2Q25 vs 2Q24
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Personnel expenses

5,649

5,910

4,797

(4)

18

11,559

8,958
of which: salaries and variable compensation

4,882

5,129

4,205

(5)

16

10,011

7,826
of which: variable compensation – financial advisors
1

1,335

1,409

1,291

(5)

3

2,744

2,558
General and administrative expenses

4,228

4,077

4,584

4

(8)

8,305

7,570
of which: net expenses / (releases) for litigation, regulatory and similar matters

163

196

1,161

(17)

(86)

359

1,169
Depreciation, amortization and impairment of non-financial

assets

744

714

631

4

18

1,458

1,162
Total operating expenses

10,621

10,701

10,012

(1)

6

21,322

17,689
1 Financial advisor compensation consists of cash

compensation, determined using a formulaic

approach based on production, and

deferred awards. It also

includes expenses related to compensation commitments
with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses

increased by

USD 852m to

USD 5,649m, mainly

driven by

the consolidation

of Credit Suisse AG
expenses for

the full

quarter,

reflecting both

the combined

workforce resulting

from the

merger and

higher accruals
for performance awards,

and also driven by a

USD 44m increase in financial advisor compensation resulting from higher compensable revenues.

›
Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and

administrative expenses decreased

by USD 356m

to USD 4,228m and

included the

consolidation of
Credit

Suisse

AG

expenses

for

the

full

quarter.

The

overall

decrease

was

largely

attributable

to

a

USD 998m
reduction in

costs for

litigation, regulatory

and similar

matters, mainly

due to

recognition of

costs in

the second
quarter of 2024 when UBS agreed

to fund an offer

by the Credit Suisse

supply chain finance funds to redeem

all
of

the

outstanding units

of

the

respective

funds.

This

was

partly

offset

by

an

increase

of

USD 441m

in

shared
services costs for Technology,

Finance and Risk charged by shared services subsidiaries of UBS Group AG. General
and

administrative

expenses also

included

increases

of

USD 45m

in

real

estate

and

logistics

costs,

USD 43m

in
consulting, legal and audit fees, and USD 38m in

technology costs.
›
Refer to “Note 8 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters on a UBS AG consolidated basis

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

12
Depreciation, amortization and impairment of

non-financial assets
Depreciation,

amortization

and

impairment

of

non-financial

assets

increased

by

USD 113m

to

USD 744m

and
included

the

consolidation

of

Credit

Suisse

AG

expenses

for

the

full

quarter.

The

overall

increase

was

largely
attributable to

a

USD 73m increase

of

amortization of

internally generated

capitalized software

as a

result

of

a
higher cost

base of

software assets,

as well

as higher

depreciation attributable

to right-of-use

assets associated

with
real estate leases.
Tax: 2Q25 vs 2Q24
UBS AG

had a

net income

tax benefit

of USD 336m

in the

second quarter

of 2025,

representing a

negative effective
tax rate of 39.0%, compared with a tax expense

of USD 28m in the second quarter of

2024.
This reflected a net deferred tax benefit of USD 664m, which included a USD 663m benefit related to integration-
related tax planning,

primarily driven by

the recognition of

deferred tax assets (DTAs)

in respect of

tax losses carried
forward and deductible temporary differences resulting from the final consolidation of legal entities in the United
States and a

USD 52m benefit due

to an increase

in DTA

recognition within UBS AG’s US

branch. These benefits
were partly

offset by

a net

deferred tax

expense of

USD 51m that

primarily related

to the

amortization of

DTAs
previously recognized in relation to tax losses

carried forward and deductible temporary differences.
The current tax expense was USD 328m, which primarily related to the taxable profits of UBS Switzerland AG and other entities.
Total comprehensive income attributable

to shareholders
In the second

quarter of

2025, total

comprehensive

income attributable

to shareholders

was USD 4,213m,

reflecting
a net profit

of USD 1,192m

and other

comprehensive

income (OCI),

net of

tax, of USD

3,021m.
Foreign currency

translation OCI

was USD 2,610m,

mainly resulting

from the

US dollar

weakening against

the Swiss
franc and the euro.
OCI

related

to

cash

flow

hedges

was

USD 562m,

mainly

reflecting

net

unrealized

gains

on

US

dollar

hedging
derivatives

resulting

from

decreases

in

the

relevant

US

dollar

long-term

interest

rates

and

net

losses

on

hedging
instruments that were reclassified from OCI

to the income statement.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 138m, primarily due to
a tightening of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation

of equity under

IFRS Accounting

Standards to

Swiss SRB common

equity tier

1 capital

(UBS AG
vs UBS Group

AG consolidated)”

in the “Capital

management”

section of

this report

for more information

about the
effects of OCI

on common

equity tier

1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS AG
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

13
Sensitivity to interest rate movements
As of 30 June

2025, it is

estimated that

a parallel shift

in yield curves

by +100

basis points could

lead to a

combined
increase in annual

net interest income

from our

banking book of

approximately USD 1.4bn in

the first year

after
such a shift. Of

this increase, approximately USD 0.7bn, USD 0.4bn

and USD 0.1bn would result from

changes in
Swiss franc, US dollar and euro interest rates,

respectively.
A parallel shift in yield

curves by –100 basis points

could lead to a combined

increase in annual net

interest income
of approximately

USD 0.8bn. Of

this increase,

approximately USD 1.5bn

would result

from changes

in the

Swiss
franc interest

rate, driven

by both

contractual and

assumed flooring

benefits under

negative interest

rates. US

dollar
and euro interest rate changes would lead

to an offsetting decrease of USD 0.5bn and USD

0.1bn, respectively.
These estimates do not represent net interest income forecasts as they are based on a hypothetical scenario of an
immediate change in interest rates,

equal across all currencies

and relative to implied

forward rates as of

30 June
2025 applied to our banking

book. These estimates further assume no

change to balance sheet size

and product
mix, stable foreign exchange rates, and no specific

management action.

›
Refer to the “Risk management and control” section of the UBS Group second quarter 2025 report, available under
“Quarterly reporting” at ubs.com/investors , for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of UBS AG

consolidated. For

further information

about key

figures
related to capital management, refer to

the “Capital management” section of this

report.

Cost / income ratio: 2Q25 vs 2Q24
The cost / income ratio was 91.3%, compared with

101.1%, mainly reflecting an increase in total revenues, partly offset by an increase in operating expenses.

Personnel: 2Q25 vs 1Q25
The number of internal personnel

employed as of 30 June 2025 was 62,958

(full-time equivalents), a net decrease
of 4,415 compared with 31 March 2025.
Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Net profit
Net profit attributable to shareholders

1,192

1,028

(264)

2,220

742
Equity

Equity attributable to shareholders

94,278

96,553

93,392

94,278

93,392
less: goodwill and intangible assets

6,753

6,691

7,023

6,753

7,023
Tangible equity attributable to shareholders

87,524

89,862

86,369

87,524

86,369
less: other CET1 adjustments

17,695

19,106

3,368

17,695

3,368
CET1 capital

69,829

70,756

83,001

69,829

83,001
Returns
Return on equity (%)

5.0

4.3

(1.4)

4.7

2.3
Return on tangible equity (%)

5.4

4.6

(1.6)

5.0

2.5
Return on CET1 capital (%)

6.8

5.7

(1.7)

6.2

2.8
Common equity tier 1 capital: 2Q25 vs 1Q25
During the second quarter of 2025, common equity tier 1 (CET1) capital decreased by USD 0.9bn to USD 69.8bn, mainly as operating

profit before tax of

USD 0.9bn and foreign currency

translation gains of

USD 2.5bn were more
than offset by dividend accruals of USD 3.5bn and current

tax expenses of USD 0.3bn.
Return on common equity tier 1 capital: 2Q25

vs 2Q24
The annualized return on CET1 capital was 6.8%, compared with negative 1.7%,

driven by net profit attributable
to shareholders compared with a net

loss attributable to shareholders in the

second quarter of 2024, as well as

a
decrease in average CET1 capital.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

14
Risk-weighted assets: 2Q25 vs 1Q25
During the

second quarter

of 2025,

RWA

increased by

USD 16.8bn to

USD 498.3bn, driven

by

an

USD 18.7bn
increase in currency effects, partly offset

by a USD 1.5bn decrease resulting from asset size

and other movements
and a USD 0.3bn decrease resulting from model updates and methodology changes.
Common equity tier 1 capital ratio: 2Q25 vs 1Q25
The CET1 capital ratio

decreased to 14.0% from

14.7%, reflecting the

aforementioned increase in RWA

and the
aforementioned decrease in CET1 capital.
Leverage ratio denominator: 2Q25 vs 1Q25
During

the

second

quarter

of

2025,

the

leverage

ratio

denominator

(the

LRD)

increased

by

USD 94.3bn

to
USD 1,660.1bn,

mainly

driven

by

currency

effects

of

USD 88.4bn

and

asset

size

and

other

movements

of
USD 5.8bn.
Common equity tier 1 leverage ratio: 2Q25

vs 1Q25
The CET1 leverage ratio decreased

to 4.2% from 4.5%, reflecting the

aforementioned increase in the LRD

and the
aforementioned decrease in CET1 capital.
Results 6M25 vs 6M24
Operating profit before tax increased by USD 1,018m, or 86%, to USD 2,201m,

reflecting a USD 4,790m increase
in total revenues,

which was

partly offset by

a USD 3,633m

increase in operating

expenses. Net

credit loss expenses
were USD 275m compared with net credit loss expenses of

USD 136m in the first six months of 2024.
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit or

loss increased

by USD 2,466m

to USD 10,210m. Revenues

in Global

Wealth Management increased

by
USD 918m, mainly

driven by

the consolidation

of Credit

Suisse AG

revenues for

the full

period, positive

foreign
currency effects,

deposit inflows

into higher-margin

products,

as well as

the impact

of higher levels

of client

activity.
Personal &

Corporate Banking increased

by USD 677m,

largely due

to the

consolidation of

Credit Suisse

AG net
interest

income

for

the

full period.

The

Investment Bank

increased by

USD 878m, mainly

due

to

an

increase in
Derivatives & Solutions

revenues that resulted

from elevated volatility

and higher levels

of client activity.

In addition,
there

were

higher

revenues

in

Financing,

led

by

Prime

Brokerage,

supported

by

higher

client

balances.

These
increases were

partly offset

by

lower revenues

in Global

Banking, which

mainly resulted

from lower

volumes in
Leveraged

Capital

Markets.

Non-core

and

Legacy

revenues

were

negative

USD 33m

compared

with

positive
USD 139m in

the first

six months

of 2024,

largely due

to lower

net gains

from position

exits and

net interest

income
from securitized products

and credit

products, partly

offset by the

effect from the

consolidation of

Credit Suisse AG
revenues for the full period. Group Items revenues were negative USD 413m, compared with negative USD 563m in the

first six

months of

2024, mainly

due to

lower mark-to-market

losses from

Group hedging

and own

debt,
including hedge

accounting ineffectiveness.

The

losses in

the

first

half

of

2025

were

driven

by

mark-to-market
effects on own credit and portfolio-level economic

hedges within Group Treasury.
Net fee and

commission income

increased by

USD 2,406m

to USD 13,156m.

The consolidation of

Credit Suisse AG
revenues for the full period led to increases of USD 1,131m in portfolio management and related service fees and
USD 584m

in

investment

fund

fees,

predominantly

in

Global

Wealth

Management

and

Asset

Management,
respectively.

The increase

in Global

Wealth Management

was also due

to positive

market performance

and net new
fee-generating asset inflows.

Net brokerage fees

increased by USD 511m, mainly

reflecting higher levels of

client
activity in Global Wealth Management and in Execution

Services in the Investment Bank, due to higher

volumes.
Other

income

was

USD 432m,

compared

with

USD 515m

in

the

first

six

months

of

2024,

and

included

the
consolidation of Credit

Suisse income for

the full period.

The overall change

was mainly due

to lower costs

charged
to

shared

services

subsidiaries of

UBS

Group AG.

The

share

of

net

profits

of

associates

and

joint

ventures

was
USD 118m

higher,

mainly

reflecting

a

USD 64m

gain

related

to

the

Swisscard

transactions,

partly

offset

by

a
USD 16m net loss relating to an investment in

an associate.
Personnel expenses increased

by USD 2,601m to

USD 11,559m and included

the consolidation of

Credit Suisse AG
expenses for the

full period, reflecting

both the combined

workforce resulting

from the merger

and higher accruals
for performance awards,

and also driven by a

USD 186m increase in financial advisor compensation as a

result of
h igher compensable revenues.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

15
General and administrative expenses

increased by USD 735m to

USD 8,305m, mainly driven by

the consolidation
of Credit

Suisse AG

expenses for

the full

period. The

overall increase

was largely

attributable

to a

USD 739m increase
in

shared

services

costs

charged

by

shared

services

subsidiaries

of

the

UBS

Group.

General

and

administrative
expenses also included

a USD 180m expense

related to

the Swisscard transactions

in Personal &

Corporate Banking
and

increases

of

USD 130m

in

technology

costs,

USD 119m

in

real

estate

and

logistics

costs,

and

USD 99m

in
consulting, legal

and

audit fees.

These

increases

were

partly

offset

by

USD 810m lower

expenses for

litigation,
regulatory and similar

matters, mainly due

to the costs

recognized in the

first six months

of 2024 when

UBS agreed
to

fund

an

offer

by

the

Credit

Suisse

supply

chain

finance

funds

to

redeem

all

of

the

outstanding

units

in

the
respective funds.
Depreciation, amortization

and

impairment of

non-financial assets

increased by

USD 296m to

USD 1,458m and
included the impact

from the consolidation

of Credit Suisse

AG expenses for

the full period.

The overall increase
included a USD 217m

increase of amortization

of internally generated

capitalized software

mainly as a

result of the
consolidation of

Credit Suisse

AG expenses

and a higher

cost base

of software

assets, as

well as higher

depreciation
attributable to right-of-use assets associated

with real estate leases.
Outlook
The third

quarter started

with strong

market performance

in risk

assets, particularly

international equities,

combined
with a

weak US

dollar. Investor

sentiment remains

broadly constructive,

tempered by

persistent macroeconomic
and geopolitical

uncertainties. Against

this backdrop,

our client

conversations and

deal pipelines

indicate a

high
level

of

readiness

among

investors

and

corporates

to

deploy

capital

as

conviction

around

the

macro

outlook
strengthens.

For the third quarter, we expect Global Wealth Management’s net interest income (NII) and Personal & Corporate
Banking’s NII in Swiss francs to be broadly stable. In US dollar terms, this translates to a sequential low single-digit
percentage increase.

We also

expect trading

and transactional

activity to

reflect more

normalized seasonal patterns

and activity

levels
compared

with

the

same

quarter

a

year

ago,

particularly

in

Global

Wealth

Management’s

transaction-based
revenues and the Investment Bank’s Global Markets

performance.

We remain focused on actively engaging with our clients, helping them to navigate a complex environment while
executing on our

growth and integration

plans. We are

confident in our

ability to deliver

on our 2025

and 2026
financial targets, leveraging the power of our

diversified business model.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Global Wealth Management

16
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Net interest income

1,587

1,589

1,317

0

20

3,176

2,521
Recurring net fee income
1

3,352

3,274

2,893

2

16

6,626

5,586
Transaction-based income
1

1,225

1,423

960

(14)

28

2,648

1,945
Other income

7

6

22

19

(67)

14

58
Total revenues

6,171

6,293

5,192

(2)

19

12,463

10,110
Credit loss expense / (release)

(2)

8

(2)

24

6

7
Operating expenses

5,121

5,069

4,473

1

14

10,190

8,448
Business division operating profit / (loss) before tax

1,052

1,216

720

(13)

46

2,268

1,655
Performance measures and other information
Pre-tax profit growth (year-on-year, %) 1

46.0

30.1

(34.3)

37.0

(27.8)
Cost / income ratio (%)
1

83.0

80.6

86.2

81.8

83.6
Financial advisor compensation
2

1,334

1,409

1,291

(5)

3

2,743

2,558
Invested assets (USD bn) 1

4,512

4,218

4,038

7

12

4,512

4,038
Loans, gross (USD bn)
3

319.9

301.7

307.4

6

4

319.9

307.4
Customer deposits (USD bn)
3

489.0

464.8

477.0

5

3

489.0

477.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,4

0.5

0.4

0.4

0.5

0.4
Advisors (full-time equivalents)

9,565

9,693

10,068

(1)

(5)

9,565

10,068
1 Refer to “Alternative performance

measures” in the appendix to this report for

the definition and calculation method.

2 Relates to licensed professionals with the ability to provide investment advice to clients in
the Americas. Consists of cash compensation, determined using a formulaic approach based on production, and deferred awards. Also includes expenses related to compensation commitments with financial advisors
entered into at the time of recruitment

that are subject to vesting requirements.

Recruitment loans to financial advisors were

USD 1,579m as of 30 June 2025.

3 Loans and Customer deposits in this table

include
customer brokerage receivables

and payables, respectively,

which are presented in separate

reporting lines on the balance

sheet.

4 Refer to the “Risk management and

control” section of the UBS

Group second
quarter 2025 report, available under “Quarterly reporting” at ubs.com/investors,

for more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 2Q25 vs 2Q24
Profit before tax increased by USD 332m, or

46%, to USD 1,052m, mainly driven by the

positive impact from the
merger of UBS AG and Credit Suisse AG, and higher

total revenues, partly offset by higher operating

expenses.
Total revenues
Total

revenues

increased

by

USD 979m,

or

19%,

to

USD 6,171m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG

revenues

for

the

full

quarter.

The

remaining

increase

largely

reflected

increases

in

recurring

net

fee
income and transaction-based income.

Net interest income

increased by USD 270m,

or 20%, to USD 1,587m,

mainly driven by

the consolidation of

Credit
Suisse AG net

interest income

for the

full quarter,

with the

remaining variance

largely driven

by positive

foreign
currency effects and deposit inflows into higher-margin

products.
Recurring

net

fee

income

increased

by

USD 459m,

or

16%,

to

USD 3,352m,

mainly

driven

by

positive

market
performance and net new fee-generating asset inflows,

as well as the consolidation of Credit Suisse AG recurring
net fee income for the full quarter.
Transaction-based income increased

by USD 265m, or 28%,

to USD 1,225m, mainly driven

by the consolidation of
Credit Suisse AG transaction-based income

for the full quarter and higher levels

of client activity across all regions.
Other income

decreased by USD

15m to

USD 7m and

included a

loss of

USD 8m related

to an

investment in

an
associate.

Credit loss expense / release
Net credit loss releases were USD 2m, compared with net releases of USD 2m in the second quarter of 2024.
Operating expenses
Operating expenses

increased by USD 648m,

or 14%, to

USD 5,121m, mainly

driven by the

consolidation of

Credit
Suisse AG operating expenses for the

full quarter, unfavorable foreign currency effects and an increase in financial advisor compensation as a result of higher compensable

revenues.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Global Wealth Management

17
Invested assets: 2Q25 vs 1Q25
Invested assets increased

by USD 294bn, or

7%, to USD 4,512bn,

mainly driven by

positive market performance

of
USD 178bn, positive foreign currency effects

of USD 97bn and net new asset inflows.
Loans: 2Q25 vs 1Q25
Loans increased by

USD 18.2bn to USD 319.9bn,

mainly driven by

positive foreign currency

effects and positive

net
new loans.
›
Refer to the “Risk management and control” section of the UBS Group second quarter 2025 report, available under
“Quarterly reporting”

at
ubs.com/investors , for more information
Customer deposits: 2Q25 vs 1Q25
Customer deposits

increased by

USD 24.2bn to

USD 489.0bn, mainly

driven by

positive foreign

currency effects
and net new deposit inflows.
Results: 6M25 vs 6M24

Profit before tax increased by USD 613m, or

37%, to USD 2,268m, mainly driven by the

positive impact from the
merger of UBS AG and Credit Suisse AG, and higher

total revenues, partly offset by higher operating

expenses.
Total

revenues increased

by

USD 2,353m, or

23%, to

USD 12,463m, mainly

due

to

the

consolidation of

Credit
Suisse AG revenues

for the

full period.

The remaining

increase largely

reflected increases

in recurring

net fee

income
and transaction-based income.
Net interest income

increased by USD 655m,

or 26%, to USD 3,176m,

mainly driven by

the consolidation of

Credit
Suisse AG net

interest income

for the

full

period, with

the remaining

variance largely

driven by

positive foreign
currency effects and deposit inflows into higher-margin

products.
Recurring net

fee income

increased by

USD 1,040m, or

19%, to

USD 6,626m, mainly

driven by

positive market
performance and net new fee-generating asset inflows,

as well as the consolidation of Credit Suisse AG recurring
net fee income for the full period.
Transaction-based income increased

by USD 703m, or 36%,

to USD 2,648m, mainly driven

by the consolidation of
Credit Suisse AG transaction-based income

for the full period and higher levels of

client activity across all regions.
Other

income decreased

by USD 44m

to USD 14m,

mostly due

to lower

shared services

costs charged

to other
subsidiaries of

UBS Group AG,

mainly related

to secondments

and included

a net

loss of

USD 5m related

to an
investment in an associate.
Net credit loss expenses were USD 6m, compared

with net expenses of USD 7m in the first

half of 2024.
Operating expenses

increased by

USD 1,742m, or

21%, to

USD 10,190m, mainly

driven by

the consolidation

of
Credit Suisse AG

operating expenses

for the

full period,

unfavorable foreign

currency effects

and an

increase in
financial advisor compensation as a result of

higher compensable revenues.

UBS AG second quarter 2025 report |

UBS AG performance, business divisions

and Group Items | Personal & Corporate Banking

18
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Net interest income

929

953

781

(3)

19

1,882

1,463
Recurring net fee income
1

313

329

271

(5)

15

642

493
Transaction-based income
1

484

454

353

7

37

938

653
Other income

(28)

68

11

40

25
Total revenues

1,698

1,804

1,417

(6)

20

3,502

2,634
Credit loss expense / (release)

91

52

98

76

(7)

143

108
Operating expenses

1,224

1,373

905

(11)

35

2,597

1,620
Business division operating profit / (loss) before tax

383

378

413

1

(7)

761

906
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(7.4)

(23.2)

(32.9)

(16.0)

(22.3)
Cost / income ratio (%)
1

72.1

76.1

63.9

74.2

61.5
Net interest margin (bps)
1

148

153

156

150

168
Loans, gross (CHF bn)

251.5

251.8

253.2

0

(1)

251.5

253.2
Customer deposits (CHF bn)

250.5

252.2

256.4

(1)

(2)

250.5

256.4
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,2

1.3

1.5

1.3

1.3

1.3
1
Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

2
Refer to the “Risk management and control” section of the UBS Group second quarter 2025 report, available under “Quarterly reporting” at ubs.com/investors, for more information about (credit-)impaired exposures.
Results : 2Q25 vs 2Q24
Profit before tax

decreased by CHF 30m, or 7%,

to CHF 383m, as higher total revenues

and lower net credit

loss
expenses were more than offset by higher operating expenses.
Total revenues
Total

revenues

increased

by

CHF 281m,

or

20%,

to

CHF 1,698m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues for the full quarter.

Net interest income increased by CHF 148m to CHF 929m, largely reflecting the consolidation of Credit Suisse

AG
net interest income for the full quarter.
Recurring net fee

income increased

by CHF 42m to

CHF 313m, mainly

due to the

consolidation of

Credit Suisse AG
recurring net fee income for the full quarter.
Transaction-based

income

increased

by

CHF 131m

to

CHF 484m,

largely

due

to

the

consolidation

of

Credit
Suisse AG transaction-based income for the full

quarter.
Other income

was negative

CHF 28m, compared

with CHF 11m,

and included

a

loss of

CHF 18m related

to an
investment in an associate.
Credit loss expense / release
Net credit loss expenses

were CHF 91m and included

the effect from the

consolidation of Credit Suisse AG,

as well
as net

credit loss

expenses on

credit-impaired positions.

Net credit

loss expenses

in the

second quarter

of 2024
were CHF 98m.
Operating expenses
Operating expenses increased

by CHF 319m, or

35%, to CHF 1,224m,

largely due to

the consolidation of

Credit
Suisse AG operating expenses for the full quarter,

and included higher integration-related expenses.
Results : 6M25 vs 6M24
Profit before tax decreased by CHF 145m, or

16%, to CHF 761m, as higher total revenues

were more than offset
by higher operating expenses and net credit

loss expenses.
Total

revenues

increased

by

CHF 868m,

or

33%,

to

CHF 3,502m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues for the full period.

Net interest

income increased

by CHF 419m

to CHF 1,882m,

largely reflecting

the consolidation

of Credit

Suisse AG
n et interest income for the full period.

UBS AG second quarter 2025 report |

UBS AG performance, business divisions

and Group Items | Personal & Corporate Banking

19
Recurring net

fee income

increased by

CHF 149m to

CHF 642m,

mainly due

to the

consolidation of

Credit Suisse

AG
recurring net fee

income for the

full period, as

well as an

increase in revenues

due to higher

investment product
levels, mostly reflecting net new inflows and positive

market performance.
Transaction-based

income

increased

by

CHF 285m

to

CHF 938m,

largely

due

to

the

consolidation

of

Credit
Suisse AG transaction-based income for the full

period.
Other income was CHF 40m, compared with CHF 25m, and included a gain of CHF 58m related to

the Swisscard
transactions and
a net loss of CHF 8m related to an investment

in an associate.
Net credit loss expenses were

CHF 143m, mainly reflecting the effect

from the consolidation of Credit

Suisse AG,
primarily due

to net

credit loss

expenses on

credit-impaired positions

in

the legacy

Credit Suisse

corporate loan
book. Net credit loss expenses in the first half

of 2024 were CHF 108m.
Operating expenses increased by

CHF 977m, or 60%,

to CHF 2,597m, largely

due to the

consolidation of Credit
Suisse AG operating expenses for the full period,

and included both a CHF 164m expense related

to the Swisscard
transactions and higher integration-related

expenses.
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Net interest income

1,142

1,059

863

8

32

2,201

1,634
Recurring net fee income
1

385

365

300

5

29

751

550
Transaction-based income
1

594

505

389

18

53

1,099

729
Other income

(35)

75

12

40

28
Total revenues

2,086

2,005

1,564

4

33

4,091

2,942
Credit loss expense / (release)

114

58

110

96

4

172

120
Operating expenses

1,504

1,526

999

(1)

51

3,030

1,808
Business division operating profit / (loss) before tax

469

421

455

11

3

890

1,014
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

3.0

(24.7)

(33.5)

(12.2)

(20.9)
Cost / income ratio (%)
1

72.1

76.1

63.9

74.1

61.5
Net interest margin (bps)
1

152

153

155

152

167
Loans, gross (USD bn)

316.9

284.7

281.8

11

12

316.9

281.8
Customer deposits (USD bn)

315.5

285.1

285.3

11

11

315.5

285.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,2

1.3

1.5

1.3

1.3

1.3
1 Refer to “Alternative

performance measures” in

the appendix to this

report for the definition

and calculation method.

2 Refer to the “Risk

management and control”

section of the UBS

Group second quarter
2025 report, available under “Quarterly reporting” at ubs.com/investors, for more information about (credit-)impaired exposures.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Asset Management

20
Asset Management
Asset Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Net management fees
1

733

713

582

3

26

1,445

1,069
Performance fees

39

30

23

28

67

69

45
Net gain from disposals

(2)

28

(2)

28
Total revenues

771

741

634

4

22

1,512

1,143
Credit loss expense / (release)

0

0

0

0

0
Operating expenses

622

603

513

3

21

1,225

972
Business division operating profit / (loss) before tax

149

137

121

8

23

286

172
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

22.8

173.2

35.0

66.9

(7.0)
Cost / income ratio (%)
2

80.7

81.4

80.8

81.0

85.0
Gross margin on invested assets (bps)
2

16

17

17

17

17
Information by business line / asset

class
Invested assets (USD bn)
2
Equities

846

753

691

12

22

846

691
Fixed Income

497

479

448

4

11

497

448
of which: money market

169

164

146

3

16

169

146
Multi-asset & Solutions

304

275

277

11

10

304

277
Hedge Fund Businesses

62

60

59

3

6

62

59
Real Estate & Private Markets

159

147

147

8

8

159

147
Total invested assets excluding associates

1,868

1,715

1,622

9

15

1,868

1,622
of which: passive strategies

930

823

756

13

23

930

756
Associates
3

84

81

77

4

10

84

77
Total invested assets

1,952

1,796

1,699

9

15

1,952

1,699
Information by region
Invested assets (USD bn)
2
Americas

465

447

426

4

9

465

426
Asia Pacific
4

236

222

213

6

11

236

213
EMEA (excluding Switzerland)

487

440

378

11

29

487

378
Switzerland

765

688

682

11

12

765

682
Total invested assets

1,952

1,796

1,699

9

15

1,952

1,699
Information by channel
Invested assets (USD bn)
2
Third-party institutional

1,129

1,027

957

10

18

1,129

957
Third-party wholesale

179

163

181

10

(1)

179

181
UBS’s wealth management businesses

559

525

484

7

16

559

484
Associates
3

84

81

77

4

10

84

77
Total invested assets

1,952

1,796

1,699

9

15

1,952

1,699
1 Net management fees include transaction

fees, fund administration revenues

(including net interest and trading

income from lending activities and

foreign-exchange hedging as part of the

fund services offering),
distribution fees, incremental fund-related

expenses, gains or losses

from seed money and co-investments,

funding costs, the negative

pass-through impact of third-party performance

fees, and other items

that are
not Asset Management’s

performance fees.

2 Refer to “Alterna

tive performance measures” in

the appendix to this

report for the definition and

calculation method.

3 The invested assets

amounts reported for
associates are prepared in accordance with their local regulatory requirements and practices.

4 Includes invested assets from associates.
Results: 2Q25 vs 2Q24
Profit before

tax increased

by USD 28m,

or 23%,

to USD 149m,

mainly reflecting

the impact

from the

consolidation
of Credit Suisse AG for the full quarter.
Total revenues
Total

revenues

increased

by

USD 137m,

or

22%,

to

USD 771m, primarily

reflecting

the

consolidation of

Credit
Suisse AG revenues for

the full quarter, partly

offset by the

second quarter

of 2024

including USD 28m

of net

gains
from disposals.
Net

management

fees

increased

by

USD 151m,

or

26%,

to

USD 733m,

largely

reflecting

the

impact

from

the
consolidation of Credit Suisse AG net management

fees for the full quarter.
Performance

fees

increased

by

USD 16m,

or

67%,

to

USD 39m,

mainly

due

to

an

increase

in

Hedge

Fund
Businesses.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Asset Management

21
Operating expenses
Operating expenses

increased by

USD 109m, or

21%, to

USD 622m, largely

due

to the

consolidation of

Credit
Suisse AG operating expenses for the full quarter,

partly offset by lower non-personnel and personnel

costs.
Invested assets: 2Q25 vs 1Q25

Invested assets

increased by

USD 156bn, or

9%, to

USD 1,952bn, reflecting

positive foreign

currency effects

of
USD 96bn and positive market performance

of USD 62bn, partly offset by negative net

new money of USD 2bn.
Results: 6M25 vs 6M24

Profit

before

tax

increased

by

USD 114m,

or

67%,

to

USD 286m,

mainly

reflecting

the

impact

from

the
consolidation of Credit Suisse AG for the full period.
Total revenues

increased by

USD 369m, or

32%, to

USD 1,512m, primarily reflecting

the consolidation of

Credit
Suisse AG revenues for the full period, partly offset by the first half of 2024 including USD 28m of net gains from
disposals.
Net management

fees increased

by USD 376m,

or 35%,

to USD 1,445m,

largely reflecting

the consolidation

of
Credit Suisse AG net management fees for the

full period.
Performance fees

increased by

USD 24m, or

51%, to

USD 69m, mainly

due to

an increase

in Hedge

Fund Businesses
and the consolidation of Credit Suisse AG performance

fees for the full period.
Operating expenses increased by

USD 253m, or 26%, to

USD 1,225m, largely due

to the consolidation of

Credit
Suisse AG operating expenses for the full period,

partly offset by lower non-personnel and

personnel costs.
Investment Bank
Investment Bank
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Advisory

192

221

226

(13)

(15)

414

391
Capital Markets

335

349

399

(4)

(16)

684

748
Global Banking

527

570

625

(8)

(16)

1,097

1,139
Execution Services

501

517

405

(3)

24

1,017

802
Derivatives & Solutions

1,119

1,301

880

(14)

27

2,420

1,813
Financing

670

665

526

1

27

1,334

1,069
Global Markets

2,289

2,482

1,811

(8)

26

4,771

3,684
of which: Equities

1,623

1,815

1,337

(11)

21

3,438

2,697
of which: Foreign Exchange, Rates and Credit

666

667

474

0

41

1,333

988
Total revenues

2,816

3,052

2,436

(8)

16

5,869

4,824
Credit loss expense / (release)

41

49

(1)

(15)

90

31
Operating expenses

2,385

2,455

2,200

(3)

8

4,840

4,284
Business division operating profit / (loss) before tax

390

548

237

(29)

65

938

509
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

64.7

101.3

67.2

84.3

(16.9)
Cost / income ratio (%)
1

84.7

80.4

90.3

82.5

88.8
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.
Results: 2Q25 vs 2Q24
Profit before tax increased

by USD 153m, or 65%, to

USD 390m, mainly due to

higher total revenues, partly

offset
by higher operating expenses.
Total revenues
Total

revenues increased by USD 380m, or

16%, to USD 2,816m, due

to higher revenues in Global

Markets, partly
o ffset by lower revenues in Global Banking.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Investment Bank

22
Global Banking
Global

Banking revenues

decreased

by

USD 98m, or

16%,

to

USD 527m, reflecting

lower

Capital

Markets and
Advisory revenues.

Advisory revenues decreased by USD 34m, or 15%, to USD 192m, mainly due to lower private-fund activity levels and a decrease in merger and acquisition transaction

revenues.
Capital Markets

revenues decreased

by USD 64m,

or 16%,

to USD 335m,

largely driven

by lower Leveraged

Capital
Markets revenues as sponsor activity sharply

reduced and due to markdowns on positions.
Global Markets
Global

Markets

revenues

increased

by

USD 478m,

or

26%,

to

USD 2,289m,

driven

by

higher

Derivatives

&
Solutions, Financing and Execution Services

revenues.

Execution Services revenues increased by USD 96m, or 24%, to USD 501m, mainly driven by higher Cash Equities revenues across all regions, on higher volumes.

Derivatives & Solutions revenues increased

by USD 239m, or 27%, to USD 1,119m,

with higher Foreign Exchange,
Equity Derivatives and Rates revenues,

mainly due to elevated volatility and higher

levels of client activity.
Financing revenues

increased by

USD 144m, or

27%, to

USD 670m, with

increases in

all products,

led by

Prime
Brokerage, supported by higher client balances.
Equities
Global

Markets

Equities

revenues

increased

by

USD 286m,

or

21%,

to

USD 1,623m,

mainly

driven

by

higher
revenues in Cash Equities, Prime Brokerage and Equity Derivatives.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

increased

by

USD 192m,

or

41%,

to

USD 666m,
mainly driven by increases in Foreign Exchange revenues.
Credit loss expense / release
Net credit loss

expenses were USD 41m, compared

with net credit loss

releases of USD 1m in

the second quarter
of 2024.
Operating expenses
Operating expenses increased by USD 185m, or 8%, to USD 2,385m, mainly driven by higher personnel expenses and unfavorable foreign currency effects.

Results: 6M25 vs 6M24
Profit before tax increased

by USD 429m, or 84%, to

USD 938m, mainly due to

higher total revenues, partly

offset
by higher operating expenses.
Total revenues

increased by

USD 1,045m, or

22%, to

USD 5,869m, due

to higher

revenues in

Global Markets,

partly
offset by lower revenues in Global Banking.
Global

Banking

revenues

decreased

by

USD 42m,

or

4%,

to

USD 1,097m,

reflecting

lower

Capital

Markets
revenues, partly offset by higher Advisory revenues.

Advisory

revenues

increased

by

USD 23m,

or

6%,

to

USD 414m,

mostly

due

to

higher

merger

and

acquisition
transaction revenues, partly offset by lower private-fund

activity levels.
Capital Markets revenues decreased by USD 64m,

or 9%, to USD 684m, largely driven by lower Leveraged

Capital
Markets revenues as sponsor activity sharply

reduced and due to markdowns on positions.
Global

Markets

revenues

increased

by

USD 1,087m,

or

30%,

to

USD 4,771m,

driven

by

higher

Derivatives

&
Solutions, Financing and Execution Services

revenues.
Execution

Services

revenues

increased

by

USD 215m,

or

27%,

to

USD 1,017m,

mainly

driven

by

higher

Cash
Equities revenues across all regions, on higher

volumes.
Derivatives & Solutions revenues increased by USD 607m,

or 33%, to USD 2,420m, with higher revenues

in Equity
Derivatives and Foreign Exchange, mainly due to

elevated volatility and higher levels of

client activity.
Financing revenues increased by USD 265m, or 25%, to

USD 1,334m, with increases in all products, led

by Prime
B rokerage, supported by higher client balances.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Investment Bank

23
Equities
Global

Markets

Equities

revenues

increased

by

USD 741m,

or

27%,

to

USD 3,438m,

mainly

driven

by

higher
revenues in Equity Derivatives, Cash Equities and Prime

Brokerage.
Foreign Exchange, Rates and Credit
Global Markets

Foreign Exchange,

Rates and

Credit revenues

increased by

USD 345m, or

35%, to

USD 1,333m,
mainly driven by increases in Foreign Exchange revenues.
Net credit

loss expenses

were USD 90m,

compared with

net credit

loss expenses

of USD 31m

in the

first half

of
2024.
Operating expenses increased by USD 556m,

or 13%, to USD 4,840m, mainly due to

higher personnel expenses.
Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from Year-to-date
USD m 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Total revenues

(140)

119

165

(21)

186
Credit loss expense / (release)

(1)

10

(23)

(97)

9

(23)
Operating expenses

740

748

1,552

(1)

(52)

1,488

1,691
Operating profit / (loss) before tax

(880)

(639)

(1,365)

38

(36)

(1,519)

(1,483)
Results: 2Q25 vs 2Q24
Loss before tax was USD 880m, compared with

a loss before tax of USD 1,365m.

Total revenues
Total

revenues were negative USD 140m, compared with total

revenues of USD 165m, mainly reflecting lower

net
gains from position

exits and lower

net interest income

from securitized products

and credit

products,

as well as
due to the consolidation of Credit Suisse AG revenues for

the full quarter.
Credit loss expense / release
Net credit loss releases were USD 1m, compared with net credit loss releases of USD 23m.
Operating expenses
Operating expenses decreased

by USD 812m, or

52%, to

USD 740m, mainly due

to the

second quarter of

2024
including litigation expenses

of USD 1,118m, largely

reflecting UBS agreeing

in that quarter

to fund an

offer by the
Credit Suisse

supply chain finance

funds (the SCFFs)

to redeem

all the

outstanding units of

the respective

funds.
This reduction was partly offset by higher operating expenses resulting from the consolidation of Credit Suisse AG
expenses

for

the

full

quarter

in

2025.

In

addition,

operating

expenses

in

the

second

quarter

of

2025

included
USD 139m related to provisions for litigation, regulatory and similar matters.
Results: 6M25 vs 6M24

Loss before tax was USD 1,519m, compared

with a loss before tax of USD 1,483m.

Total revenues

were negative

USD 21m, compared

with total

revenues of

USD 186m, mainly

reflecting lower

net gains
from position exits and net

interest income from securitized products and

credit products, partly offset by

the effect
from the

consolidation of

Credit Suisse AG

revenues for

the full

period. Total

revenues in

the first

half of

2025 included
a loss of USD 11m from the

sale of Select Portfolio Servicing, the

US mortgage servicing business of Credit

Suisse.
N
et credit loss expenses were USD 9m, compared

with net credit loss releases of USD 23m.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Non-core and Legacy

24
Operating

expenses

decreased

by

USD 203m,

or

12%,

to

USD 1,488m,

mainly

due

to

the

first

half

of

2024
including litigation expenses

of USD 1,118m, largely

reflecting UBS agreeing

in the second

quarter of 2024

to fund
an offer by the SCFFs to redeem all

the outstanding units of the respective funds. This reduction was partly offset by higher operating expenses

resulting from the

consolidation of Credit Suisse AG

expenses for the

full period in
2025. In

addition, operating

expenses in

the first

half of

2025 included

USD 230m related

to provisions

for litigation,
r egulatory and similar matters.

UBS AG second quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Group Items

25
Group Items
Group Items
As of or for the quarter ended % change from Year-to-date
USD m 30.6.25 31.3.25 30.6.24 1Q25 2Q24 30.6.25 30.6.24
Results
Total revenues

(70)

(46)

(90)

50

(23)

(116)

(196)
Credit loss expense / (release)

0

(1)

0

(1)

1
Operating expenses

249

299

275

(17)

(9)

548

487
Operating profit / (loss) before tax

(318)

(344)

(365)

(8)

(13)

(663)

(684)
Results: 2Q25 vs 2Q24
Loss before tax

was USD 318m, mainly reflecting

operating expenses and deferred

tax asset (DTA)

funding costs.
The USD 47m, or

13%, decrease in

loss before

tax between quarters

was largely due

to mark-to-market

gains from
Group hedging and own debt, including hedge accounting ineffectiveness, compared with mark-to-market losses in the second quarter

of 2024. The gains

in the second quarter of

2025 included offsetting impacts on portfolio-
level economic hedges and

mark-to-market effects on

own credit. The second

quarter of 2025 also

included losses
from disposals of properties held for sale.

Results: 6M25 vs 6M24
Loss before

tax was

USD 663m, mainly

reflecting operating

expenses, DTA

funding costs

and mark-to-market

losses
from Group hedging and

own debt, including hedge

accounting ineffectiveness. The USD 21m,

or 3%, decrease
in loss before tax between periods was largely

due to lower mark-to-market losses from Group hedging and own debt, including

hedge accounting

ineffectiveness. The

losses in

the first

half of

2025 were

driven by

mark-to-market
effects on own credit and portfolio-level economic hedges. In addition, the first half of 2025 included an increase
in provisions for

litigation, regulatory and

similar matters,

higher shared services

costs charged by

other subsidiaries
of UBS Group AG, and losses from disposals

of properties held for sale.

UBS AG second quarter 2025 report |
Risk and capital management

Risk and capital management
Management report
Table of contents
2
7
Risk management and control
27
UBS AG consolidated risk profile
27
Capital management

Total loss-absorbing capacity

UBS AG second quarter 2025 report |
Risk and capital management | Risk management

and control

27
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with the “Risk

management and control”

section of the UBS AG Annual

Report 2024, available under
“Annual

reporting”

at
ubs.com/investors
,

and

the

“Recent

developments”

section

of

this

report

for

more
information about the integration of Credit

Suisse.
UBS AG consolidated risk profile
The risk profile

of UBS AG consolidated

does not differ

materially from that

of UBS Group AG consolidated

and the
risk

information

provided

in

the

UBS

Group

second

quarter

2025

report

is

equally

applicable

to

UBS AG
consolidated.
The credit

risk profile

of UBS AG

consolidated as

of 30 June

2025 differed

from that

of UBS Group AG

consolidated
in relation

to total

banking products

exposure, mainly

reflecting purchase

price allocation

effects booked

at the
Group

level

relating

to

the

acquisition

of

the

Credit

Suisse

Group,

as

well

as

receivables

of

UBS AG

and
UBS Switzerland AG

from

UBS Group AG

and

UBS

Business

Solutions AG,

reflecting

consolidation

scope
differences.
The

total

banking

products

exposure

of

UBS AG

consolidated

as

of

30 June

2025

was

USD 1,111.9bn,

i.e.
USD 7.7bn, or

0.7%, higher

than the

exposure of

UBS Group AG consolidated.

As of

31 March 2025,

the total
banking products exposure

of UBS AG consolidated was

USD 1,046.3bn, i.e. USD

9.7bn, or 0.9%, higher

than the
exposure of UBS Group AG consolidated.
›
Refer to the “Risk management and control” section of the UBS Group second quarter 2025 report, available under
“Quarterly reporting” at ubs.com/investors , for more information
›
Refer to the “Comparison between UBS AG consolidated and UBS Group AG consolidated” section of this report for more information about selected financial and capital information of UBS AG consolidated and UBS Group AG consolidated
Capital management
The

disclosures

in

this

section

are

provided

for

UBS AG

on

a

consolidated

basis

and

focus

on

information

in
accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be
read in conjunction with

“Capital management” in

the “Capital, liquidity

and funding, and balance

sheet” section
of the

UBS AG Annual

Report 2024,

available under

“Annual reporting”

at
ubs.com/investors
, which

provides more
information about relevant capital

management objectives, planning and activities,

as well as

the Swiss SRB

total
loss-absorbing capacity framework, on a UBS

AG consolidated basis.
In Switzerland, the

amendments to the Capital

Adequacy Ordinance (the CAO) that

incorporate the final Basel III
standards into

Swiss law,

including the

five new

ordinances that

contain the

implementing provisions

for the

revised
CAO, entered into force on 1 January 2025.
UBS AG contributes

a significant portion

of capital to,

and provides substantial

liquidity to, its

subsidiaries. Many of
these subsidiaries are subject to local

regulations requiring compliance with minimum capital, liquidity and similar requirements.
›
Refer to the UBS Group and significant regulated subsidiaries and sub-groups 30 June 2025 Pillar 3 Report, which will be available as of 28 August 2025 under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG

UBS AG second quarter 2025 report |
Risk and capital management | Capital

management

28
Swiss SRB going and gone concern requirements and information
As of 30.6.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.98
1

74,648

5.01
1

83,198
Common equity tier 1 capital

10.63
2

52,954

3.51
3

58,296
of which: minimum capital

4.50

22,425

1.50

24,901
of which: buffer capital

5.50

27,408

2.00

33,202
of which: countercyclical buffer

0.46

2,308
Maximum additional tier 1 capital

4.35
2

21,695

1.50

24,901
of which: additional tier 1 capital

3.50

17,441

1.50

24,901
of which: additional tier 1 buffer capital

0.80

3,987
Eligible going concern capital
Total going concern capital

17.76

88,485

5.33

88,485
Common equity tier 1 capital

14.01

69,829

4.21

69,829
Total loss-absorbing additional tier 1 capital

3.74

18,656

1.12

18,656
of which: high-trigger loss-absorbing additional tier 1 capital

3.74

18,656

1.12

18,656
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

53,446

3.75

62,254
of which: base requirement including add-ons for market share and LRD

10.73
7

53,446

3.75
7

62,254
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.76

93,502

5.63

93,502
Total tier 2 capital

0.04

196

0.01

196
of which: non-Basel III-compliant tier 2 capital

0.04

196

0.01

196
TLAC-eligible unsecured debt

18.72

93,306

5.62

93,306
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.70

128,094

8.76

145,452
Eligible total loss-absorbing capacity

36.52

181,987

10.96

181,987
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,327
Leverage ratio denominator

1,660,097
1 Includes applicable add-ons of 1.66% for risk-weighted assets (RWA) and 0.51% for leverage ratio denominator (LRD), of which 4 basis points for RWA and 1 basis points for LRD reflect a Pillar 2 capital add-on of
USD 193m related to the supply chain finance funds matter at Credit Suisse. An additional 18 basis points for RWA reflect a Pillar 2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family

offices, effective 1

January 2025.

2 Includes the Pillar 2 add-on

for the residual exposure (after

collateral mitigation) to hedge

funds, private equity

and family offices of 0.12%

for CET1
capital and 0.05% for

AT1 capital, effective

1 January 2025. For

AT1 capital, under

Pillar 1 requirements, a

maximum of 4.3% of

AT1 capital can

be used to meet going

concern requirements; 4.35% includes

the
aforementioned Pillar 2 capital add-on.

3 Our CET1 leverage ratio requirement of 3.51% consists of

a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25%
market share add-on requirement based on our Swiss credit business and a 0.01% Pillar 2 capital add-on related to the supply chain finance funds matter at Credit Suisse.

4 A maximum of 25% of the gone concern
requirements can be met with

instruments that have a remaining

maturity of between one and

two years. Once at

least 75% of the minimum

gone concern requirement has been

met with instruments that have

a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023,
the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going
concern requirements (excluding countercyclical

buffer requirements and the

Pillar 2 add-ons).

6 As of July

2024, FINMA has the

authority to impose a

surcharge of up to 25%

of the total going

concern capital
requirements (excluding countercyclical buffer requirements and the Pillar

2 add-ons) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.
UBS AG, on a consolidated basis, is subject to

the going and gone concern requirements of the Swiss

CAO, which
include additional requirements applicable to Swiss SRBs.

The table above provides the risk-weighted asset (RWA)-
and leverage ratio denominator (LRD)-based

requirements and information as of 30 June 2025.

UBS AG and UBS Switzerland AG are subject

to going and gone concern requirements

on a standalone basis.

Effective 1 January 2025,

a Pillar 2 capital

add-on for uncollateralized

exposures to hedge

funds, private equity

and
family offices has been introduced.

This resulted in an increase of

18 basis points in the RWA-based

going concern
capital requirement as of 30 June 2025.
On a

standalone basis as

of 30 June 2025,

UBS AG’s fully applied

common equity tier 1

(CET1) capital

ratio was
13.2%.

Additional capital

information

for UBS

AG

standalone will

be

published with

our

30 June

2025

Pillar 3
Report, which will be available as of 28 August

2025 under “Pillar 3 disclosures” at
ubs.com/investors .

UBS AG second quarter 2025 report |
Risk and capital management | Capital

management

29
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet”

section

of

the

UBS AG

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors .
Changes to the Swiss SRB framework

and requirements after the publication of the

UBS AG Annual Report 2024
are described above.
Swiss SRB going and gone concern information
USD m, except where indicated 30.6.25 31.3.25 31.12.24
Eligible going concern capital
Total going concern capital

88,485

89,081

89,623
Total tier 1 capital

88,485

89,081

89,623
Common equity tier 1 capital

69,829

70,756

73,792
Total loss-absorbing additional tier 1 capital

18,656

18,325

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

18,656

18,325

14,585
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

93,502

93,705

92,177
Total tier 2 capital

196

205

207
of which: non-Basel III-compliant tier 2 capital

196

205

207
TLAC-eligible unsecured debt

93,306

93,499

91,970
Total loss-absorbing capacity
Total loss-absorbing capacity

181,987

182,786

181,800
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,327

481,539

495,110
Leverage ratio denominator

1,660,097

1,565,845

1,523,277
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.8

18.5

18.1
of which: common equity tier 1 capital ratio

14.0

14.7

14.9
Gone concern loss-absorbing capacity ratio

18.8

19.5

18.6
Total loss-absorbing capacity ratio

36.5

38.0

36.7
Leverage ratios (%)
Going concern leverage ratio

5.3

5.7

5.9
of which: common equity tier 1 leverage ratio

4.2

4.5

4.8
Gone concern leverage ratio

5.6

6.0

6.1
Total loss-absorbing capacity leverage ratio

11.0

11.7

11.9

UBS AG second quarter 2025 report |
Risk and capital management | Capital

management

30
UBS AG vs UBS Group AG consolidated

loss-absorbing capacity and leverage information
Swiss SRB going and gone concern information (UBS AG vs UBS Group AG consolidated)
As of 30.6.25
USD m, except where indicated
UBS AG
(consolidated)
UBS Group AG
(consolidated) Difference
Eligible going concern capital
Total going concern capital

88,485

91,721
(3,236)
Total tier 1 capital

88,485

91,721
(3,236)
Common equity tier 1 capital

69,829

72,709
(2,880)
Total loss-absorbing additional tier 1 capital

18,656

19,012
(356)
of which: high-trigger loss-absorbing additional tier 1 capital

18,656

19,012
(356)
Eligible gone concern capital
Total gone concern loss-absorbing capacity

93,502

99,450
(5,948)
Total tier 2 capital

196

196
0
of which: non-Basel III-compliant tier 2 capital

196

196
0
TLAC-eligible senior unsecured debt

93,306

99,254
(5,948)
Total loss-absorbing capacity
Total loss-absorbing capacity

181,987

191,171
(9,184)
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,327

504,500
(6,172)
Leverage ratio denominator

1,660,097

1,658,089
2,008
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.8

18.2
(0.4)
of which: common equity tier 1 capital ratio

14.0

14.4
(0.4)
Gone concern loss-absorbing capacity ratio

18.8

19.7
(0.9)
Total loss-absorbing capacity ratio

36.5

37.9
(1.4)
Leverage ratios (%)
Going concern leverage ratio

5.3

5.5
(0.2)
of which: common equity tier 1 leverage ratio

4.2

4.4
(0.2)
Gone concern leverage ratio

5.6

6.0
(0.4)
Total loss-absorbing capacity leverage ratio

11.0

11.5
(0.6)

UBS AG second quarter 2025 report |
Risk and capital management | Capital

management

31
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital (UBS AG vs UBS
Group AG consolidated)
As of 30.6.25
USD m
UBS AG
(consolidated)
UBS Group AG
(consolidated) Difference
Total equity under IFRS Accounting Standards

94,854

89,699
5,155
Equity attributable to non-controlling interests

(576)

(422)
(154)
Defined benefit plans, net of tax

(1,042)

(1,054)
12
Deferred tax assets recognized for tax loss carry-forwards

(2,527)

(2,527)
0
Deferred tax assets for unused tax credits

(871)

(871)
Deferred tax assets on temporary differences, excess over threshold

(547)

(1,070)
523
Goodwill, net of tax

(6,284)

(5,779)
(505)
Intangible assets, net of tax

(107)

(742)
635
Compensation-related components (not recognized in net profit)

(2,752)
2,752
Expected losses on advanced internal ratings-based portfolio less provisions

(594)

(592)
(2)
Unrealized (gains) / losses from cash flow hedges, net of tax

1,527

1,527
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

1,094

1,036
59
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(79)

(79)
0
Prudential valuation adjustments

(176)

(176)
Accruals for dividends to shareholders for 2024

(6,500)
1
(6,500)
Capital reserve for expected future share repurchases

(2,006)
2,006
Other
2

(8,343)

(1,483)
(6,860)
Total common equity tier 1 capital

69,829

72,709
(2,880)
1 Reflects the appropriation

of USD 6,500m to

a special dividend reserve

approved at the 2025

Annual General Meeting in

April 2025. The

decision on the special

dividend payment is intended

to be made at

an
Extraordinary General Meeting in the second half of 2025, considering the proposed requirements from Switzerland’s review of its capital regime.

2 Includes dividend accruals for the current year and other items.
The

going

concern

capital

of

UBS AG

consolidated

was

USD 3.2bn

lower

than

the

going

concern

capital

of
UBS Group

AG

consolidated

as

of

30 June

2025,

reflecting

lower

CET1

capital

of

USD 2.9bn

and

lower

going
concern loss-absorbing additional tier 1 (AT1)

capital of USD 0.4bn.
The aforementioned difference in CET1 capital was

primarily due to a

USD 12.9bn difference in dividend accruals
between UBS AG and

UBS Group AG, largely

offset by UBS

Group AG consolidated

equity being USD 5.2bn

lower,
compensation-related regulatory

capital accruals

at the

UBS

Group AG level

of USD 2.8bn,

a

capital

reserve for
expected

future

share

repurchases

of

USD 2.0bn

and

a

USD 0.5bn

effect

from

eligible

deferred

tax

assets

on
temporary differences.
The

going

concern

loss-absorbing

AT1

capital

of

UBS AG

consolidated

was

USD 0.4bn

lower

than

that

of
UBS Group AG consolidated

as of 30 June

2025, mainly reflecting

deferred contingent

capital plan awards

granted
at the Group level to eligible employees for the

2020 to 2024 performance years.
Differences

in

capital

between

UBS AG

consolidated

and

UBS Group

AG

consolidated

related

to

employee
compensation

plans

will

reverse

to

the

extent

underlying

services

are

performed

by

employees

of,

and

are
consequently charged to, UBS AG and its subsidiaries.

Such reversal generally occurs over the service

period of the
employee compensation plan.
The RWA

of UBS AG

consolidated were

USD 6.2bn lower

than the

RWA of

UBS Group AG

consolidated, mainly
reflecting

non-counterparty-related-assets

held

outside

the

UBS AG

consolidation

scope,

partly

offset

by
intercompany credit risk exposures in UBS AG

toward Group entities outside of the

UBS AG consolidation scope.
The

LRD

of

UBS AG

consolidated

was

USD 2.0bn

higher

than

the

LRD

of

UBS

Group AG

consolidated,

mainly
reflecting purchase price allocation (PPA)

adjustments that apply at the Group

level but not at the UBS AG level,

as
well as intercompany exposures in UBS AG toward Group entities, partly offset by fixed assets held outside of the
UBS AG consolidation scope.
The LRD for UBS AG consolidated exceeds that of

UBS Group AG consolidated, and UBS AG’s RWA is lower than
that of UBS Group AG consolidated.

This divergence stems mainly from certain PPA adjustments that apply at the
Group level but not at the UBS AG level and are

subject to low risk weights.
›
Refer to the “Capital management” section of the UBS Group second quarter 2025 report, available under
“Quarterly reporting” at ubs.com/investors , for information about the developments of loss-absorbing capacity,
RWA and LRD for UBS Group AG consolidated

UBS AG second quarter 2025 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS AG interim consolidated financial

statements (unaudited)
33
Income statement
34
Statement of comprehensive income
35
Balance sheet
36
Statement of changes in equity
37
Statement of cash flows
Notes to the UBS AG interim consolidated financial
statements (unaudited)
38
1

Basis of accounting
39
2
Accounting for the merger of UBS AG and Credit Suisse AG
39
3
Segment reporting
40
4
Net interest income
40
5
Net fee and commission income
40
6
Other income
41
7

Personnel expenses
41
8

General and administrative expenses
42
9

Expected credit loss measurement
50
10
Fair value measurement
56
11
Derivative instruments
57
12

Other assets and liabilities
58
13
Funding from UBS Group AG measured at amortized cost
58
14
Debt issued designated at fair value
58
15
Debt issued measured at amortized cost
59
16

Provisions and contingent liabilities

17
Supplemental guarantor information

UBS AG second quarter 2025 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

33
UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4
6,895
6,643
6,892
13,538
13,132
Interest expense from financial instruments measured at

amortized cost
4
(6,805)
(6,909)
(7,080)
(13,715)
(13,132)
Net interest income from financial instruments measured

at fair value through profit or loss and other
4
1,495
1,594
910
3,089
1,528
Net interest income
4
1,584
1,328
722
2,912
1,528
Other net income from financial instruments measured

at fair value through profit or loss
3,374
3,924
3,271
7,298
6,216
Fee and commission income 5
7,179
7,280
6,190
14,459
11,797
Fee and commission expense 5
(653)
(650)
(589)
(1,303)
(1,047)
Net fee and commission income 5
6,526
6,630
5,601
13,156
10,750
Other income 6
150
281
306
432
515
Total revenues
11,635
12,163
9,900
23,798
19,008
Credit loss expense / (release) 9
152
124
84
275
136
Personnel expenses 7
5,649
5,910
4,797
11,559
8,958
General and administrative expenses 8
4,228
4,077
4,584
8,305
7,570
Depreciation, amortization and impairment of non-financial

assets
744
714
631
1,458
1,162
Operating expenses
10,621
10,701
10,012
21,322
17,689
Operating profit / (loss) before tax
862
1,339
(196)
2,201
1,183
Tax expense / (benefit)
(336)
303
28
(32)
393
Net profit / (loss)
1,198
1,035
(224)
2,233
790
Net profit / (loss) attributable to non-controlling interests
6
7
40
13
48
Net profit / (loss) attributable to shareholders
1,192
1,028
(264)
2,220
742

UBS AG second quarter 2025 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

34
Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Comprehensive income attributable to shareholders
Net profit / (loss)
1,192
1,028
(264)
2,220
742
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
4,433
1,307
(109)
5,740
(1,673)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(1,819)
(511)
78
(2,330)
886
Foreign currency translation differences on foreign operations reclassified to the income statement
(1)
0
2
(1)
2
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to

the income statement
0
0
0
0
1
Income tax relating to foreign currency translations, including the effect of net investment hedges
(3)
(2)
2
(5)
14
Subtotal foreign currency translation, net of tax
2,610
794
(27)
3,404
(771)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
(4)
(3)
0
(7)
(1)
Net realized (gains) / losses reclassified to the income statement from equity
0
0
0
0
0
Income tax relating to net unrealized gains / (losses)
0
0
0
0
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(4)
(3)
0
(7)
(1)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
398
349
(335)
746
(1,411)
Net (gains) / losses reclassified to the income statement from equity
296
322
626
617
1,119
Income tax relating to cash flow hedges
(131)
(125)
2
(256)
119
Subtotal cash flow hedges, net of tax
562
545
294
1,107
(173)
Cost of hedging
Cost of hedging, before tax
7
20
(20)
27
(26)
Income tax relating to cost of hedging

0
0
0
0
0
Subtotal cost of hedging, net of tax
7
20
(20)
27
(26)
Total other comprehensive income that may be reclassified to the income statement, net of tax
3,175
1,356
247
4,531
(972)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(7)
18
42
11
77
Income tax relating to defined benefit plans
(9)
0
0
(9)
(8)
Subtotal defined benefit plans, net of tax
(16)
19
41
3
69
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
(140)
233
228
94
247
Income tax relating to own credit on financial liabilities designated at fair value
2
(1)
(2)
1
(2)
Subtotal own credit on financial liabilities designated at

fair value, net of tax
(138)
233
226
95
245
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(154)
251
267
97
314
Total other comprehensive income
3,021
1,607
514
4,628
(657)
Total comprehensive income attributable to shareholders
4,213
2,635
251
6,848
85
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
6
7
40
13
48
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
13
15
(20)
28
(31)
Total comprehensive income attributable to non-controlling interests
18
22
20
41
17
Total comprehensive income

Net profit / (loss)
1,198
1,035
(224)
2,233
790
Other comprehensive income

3,034
1,622
494
4,656
(689)
of which: other comprehensive income that may be reclassified to the income statement
3,175
1,356
247
4,531
(972)
of which: other comprehensive income that will not be reclassified to the income statement
(142)
266
247
125
283
Total comprehensive income

4,231
2,657
271
6,889
101

UBS AG second quarter 2025 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

35
Balance sheet
USD m Note 30.6.25 31.3.25 31.12.24
Assets
Cash and balances at central banks
236,193
231,370
223,329
Amounts due from banks
20,688
20,285
18,111
Receivables from securities financing transactions measured at amortized cost
110,161
101,784
118,302
Cash collateral receivables on derivative instruments 11
45,478
38,994
43,959
Loans and advances to customers 9
653,195
603,233
587,347
Other financial assets measured at amortized cost 12
72,546
66,864
59,279
Total financial assets measured at amortized cost
1,138,262
1,062,530
1,050,326
Financial assets at fair value held for trading 10
169,487
165,437
159,223
of which: assets pledged as collateral that may be sold or repledged by counterparties
46,336
48,262
38,532
Derivative financial instruments 10, 11
170,622
138,620
186,435
Brokerage receivables 10
29,068
28,747
25,858
Financial assets at fair value not held for trading 10
107,503
102,075
95,203
Total financial assets measured at fair value through profit or loss
476,680
434,879
466,719
Financial assets measured at fair value through other comprehensive income 10
6,872
3,216
2,195
Investments in associates
2,628
2,495
2,306
Property, equipment and software
12,425
12,024
12,091
Goodwill and intangible assets
6,753
6,691
6,661
Deferred tax assets
11,112
10,519
10,481
Other non-financial assets 12
17,082
15,134
17,282
Total assets
1,671,814
1,547,489
1,568,060
Liabilities
Amounts due to banks
31,928
27,794
23,347
Payables from securities financing transactions measured at amortized cost
16,308
14,992
14,824
Cash collateral payables on derivative instruments 11
33,492
32,037
36,366
Customer deposits
804,705
747,452
749,476
Funding from UBS Group AG measured at amortized cost 13
113,000
111,457
107,918
Debt issued measured at amortized cost 15
107,505
98,259
101,104
Other financial liabilities measured at amortized cost 12
18,528
19,421
21,762
Total financial liabilities measured at amortized cost
1,125,466
1,051,412
1,054,796
Financial liabilities at fair value held for trading 10
52,346
43,099
35,247
Derivative financial instruments 10, 11
183,905
142,230
180,678
Brokerage payables designated at fair value 10
57,951
59,921
49,023
Debt issued designated at fair value 10, 14
108,252
107,393
102,567
Other financial liabilities designated at fair value 10, 12
35,529
32,792
34,041
Total financial liabilities measured at fair value through profit or loss
437,984
385,436
401,555
Provisions 16
5,082
5,495
5,131
Other non-financial liabilities 12
8,429
8,024
11,911
Total liabilities
1,576,960
1,450,367
1,473,394
Equity
Share capital
386
386
386
Share premium
84,705
84,693
84,777
Retained earnings
3,703
9,128
7,838
Other comprehensive income recognized directly in equity, net of tax
5,483
2,346
1,002
Equity attributable to shareholders
94,278
96,553
94,003
Equity attributable to non-controlling interests
576
569
662
Total equity
94,854
97,123
94,666
Total liabilities and equity
1,671,814
1,547,489
1,568,060

UBS AG second quarter 2025 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

36
Statement of changes in equity
USD m
Share
capital and
share
premium
Retained

earnings
OCI recognized

directly in
equity,

net of tax
1
of which:

foreign
currency
translation
of which:
cash flow
hedges
Total equity

attributable to

shareholders
Balance as of 1 January 2025
2
85,163
7,838
1,002
3,686
(2,585)
94,003
Premium on shares issued and warrants exercised
0
0
Tax (expense) / benefit
17
17
Dividends
(6,500)
(6,500)
Translation effects recognized directly in retained earnings
50
(50)
(50)
0
Share of changes in retained earnings of associates and

joint ventures
(2)
(2)
New consolidations / (deconsolidations) and other increases

/ (decreases)
(89)
0
(89)
Total comprehensive income for the period
2,317
4,531
3,404
1,107
6,848
of which: net profit / (loss)
2,220
2,220
of which: OCI, net of tax
97
4,531
3,404
1,107
4,628
Balance as of 30 June 2025
2
85,091
3,703
5,483
7,090
(1,527)
94,278
Non-controlling interests as of 30 June 2025
576
Total equity as of 30 June 2025
94,854
Balance as of 1 January 2024
2
25,024
28,235
1,974
4,947
(2,961)
55,234
Equity recognized due to the merger of UBS AG and Credit Suisse

AG
3
60,571
(18,848)
(291)
(291)
41,432
Premium on shares issued and warrants exercised
0
0
Tax (expense) / benefit
9
9
Dividends
(3,000)
(3,000)
Translation effects recognized directly in retained earnings
(52)
52
52
0
Share of changes in retained earnings of associates and

joint ventures
(1)
(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)
(393)
4
26
(367)
Total comprehensive income for the period
1,056
(972)
(771)
(173)
85
of which: net profit / (loss)
742
742
of which: OCI, net of tax
314
(972)
(771)
(173)
(657)
Balance as of 30 June 2024
2
85,211
7,417
764
4,177
(3,373)
93,392
Non-controlling interests as of 30 June 2024
855
5
Total equity as of 30 June 2024
94,247
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Refer to Note 2 for more information.

4 Mainly reflecting

effects from transactions

between Credit Suisse

AG and its

subsidiaries and UBS

AG and its

subsidiaries prior to

the merger in

May 2024.

5 Includes an increase

of USD
490
m in the second
quarter of 2024 due to the merger of UBS AG and Credit Suisse AG.

UBS AG second quarter 2025 report |
Consolidated financial statements |

UBS AG interim consolidated financial statements

(unaudited)

37
Statement of cash flows
Year-to-date
USD m 30.6.25 30.6.24
Cash flow from / (used in) operating activities
Net profit / (loss)
2,233
790
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets
1,458
1,162
Credit loss expense / (release)
275
136
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(157)
(40)
Deferred tax expense / (benefit)
(792)
(355)
Net loss / (gain) from investing activities
(14)
162
Net loss / (gain) from financing activities
13,074
(2,890)
Other net adjustments
1
(30,564)
10,730
Net change in operating assets and liabilities
1
Amounts due from banks and amounts due to banks
6,990
2,209
Receivables from securities financing transactions measured at amortized cost
14,926
17,828
Payables from securities financing transactions measured at amortized cost
1,514
959
Cash collateral on derivative instruments
(3,954)
(8,503)
Loans and advances to customers
(6,143)
5,136
Customer deposits
(1,575)
(7,586)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
33,802
(18,195)
Brokerage receivables and payables
5,294
(438)
Financial assets at fair value not held for trading and other financial assets and liabilities
(12,224)
(17,902)
Provisions and other non-financial assets and liabilities
(2,880)
385
Income taxes paid, net of refunds
(1,237)
(868)
Net cash flow from / (used in) operating activities
2
20,027
(17,282)
Cash flow from / (used in) investing activities
Cash and cash equivalents obtained due to the merger of UBS

AG and Credit Suisse AG
121,258
Purchase of subsidiaries, business, associates and intangible assets
(17)
0
Disposal of subsidiaries, business, associates and intangible assets
3
482
4
33
Purchase of property, equipment and software
(885)
(691)
Disposal of property, equipment and software
62
3
Purchase of financial assets measured at fair value through other comprehensive income
(7,175)
(2,132)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
2,772
2,501
Purchase of debt securities measured at amortized cost
(14,792)
(1,850)
Disposal and redemption of debt securities measured at amortized cost
5,625
4,848
Net cash flow from / (used in) investing activities
(13,927)
123,971
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
(10,304)

5
Net issuance (repayment) of short-term debt measured at amortized cost
3,009
(2,140)
Distributions paid on UBS AG shares
(6,500)
(3,000)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
6
62,315
60,796
Repayment of debt designated at fair value and long-term debt measured at amortized cost
6
(69,435)
(59,139)
Inflows from securities financing transactions measured at amortized cost
7
565
2,863
Outflows from securities financing transactions measured at amortized cost
7
(1,561)
Net cash flows from other financing activities
(505)
(246)
Net cash flow from / (used in) financing activities
(12,112)
(11,170)
Total cash flow
Cash and cash equivalents at the beginning of the period
243,360
190,469
Net cash flow from / (used in) operating, investing and financing activities
(6,012)
95,520
Effects of exchange rate differences on cash and cash equivalents
1
20,976
(8,472)
Cash and cash equivalents at the end of the period
8
258,323
277,517
of which: cash and balances at central banks
8
236,193
248,335
of which: amounts due from banks
8
19,094
18,365
of which: money market paper
8,9
3,036
10,816
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
21,790
20,832
Interest paid in cash
19,593
18,345
Dividends on equity investments, investment funds and associates received in cash
3
1,803
1,505
1 Foreign currency

translation and foreign

exchange effects on

operating assets and

liabilities and on

cash and cash

equivalents are presented

within the Other

net adjustments line,

with the exception

of foreign
currency hedge effects related to foreign

exchange swaps, which

are presented on the line Financial

assets and liabilities at fair value

held for trading and derivative

financial instruments.

2 Includes cash receipts
from the sale of loans and loan commitments of USD
581
m and USD
436
m within Non-core and Legacy for the six-month periods ended 30 June 2025 and 30 June 2024, respectively.

3 Includes dividends received
from associates.

4 Includes cash proceeds net of cash and cash equivalents disposed from the sale of the US mortgage servicing business of Credit Suisse, Select Portfolio Servicing, which was managed in Non-core and Legacy. Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

5 Reflects the repayment of

the Emergency Liquidity Assistance facility

to the Swiss National

Bank, which was recognized

in the balance sheet line

Amounts due to banks.

6 Includes funding from
UBS Group AG measured at amortized cost (recognized on the

balance sheet in Funding from UBS Group AG measured

at amortized cost) and measured at fair value (recognized on the balance sheet in Other financial
liabilities designated at fair value).

7 Reflects cash flows from securities financing

transactions measured at amortized cost

that use UBS AG debt instruments

as the underlying.

8 Includes only balances with an
original maturity of three months or less.

9 Money market paper is included in

the balance sheet under Financial assets at fair value

not held for trading (30 June 2025: USD
2,431
m; 30 June 2024: USD
9,479
m),
Other financial assets

measured at amortized

cost (30 June 2025: USD
338
m; 30 June 2024: USD
564
m), Financial assets

measured at fair

value through

other comprehensive income

(30 June 2025:

USD
140
m;
30 June 2024: USD
344
m) and Financial assets at fair value held for trading (30 June 2025: USD
127
m; 30 June 2024: USD
430
m).

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

38
Notes to the UBS AG interim consolidated financial
statements (unaudited)

Note 1

Basis of accounting
Basis of preparation
The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG)
are prepared in

accordance with IFRS Accounting Standards,

as issued by

the International Accounting Standards
Board (the IASB),

and are

presented in

US dollars. These

interim financial statements

are prepared in

accordance
with IAS 34, Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the UBS AG consolidated annual

financial statements for the period ended 31 December

2024.
These

interim

financial

statements

are

unaudited

and

should

be

read

in

conjunction

with:

UBS AG’s

audited
consolidated financial statements in the UBS

AG Annual Report 2024; the

“Management report” sections of this
report,

specifically

the

disclosures

in

the

“Recent

developments”

section

of

this

report

regarding

the

sale

of
O’Connor

hedge funds

and

the

ownership increase

in

UBS

Securities China

and

in

the

“UBS AG

performance,
business divisions and

Group Items” section

of this report

regarding the sale

of Select Portfolio

Servicing (the US
mortgage servicing business

of Credit Suisse) and the transactions

related to Swisscard; and the

information about
significant

transactions

disclosed

in

the

UBS

AG

first

quarter

2025

report.

In

the

opinion

of

management,

all
necessary adjustments have been made for

a fair presentation of UBS AG’s financial position,

results of operations
and cash flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note 1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the UBS AG Annual Report 2024.
Currency translation rates
The following table shows the rates of the

main currencies used to translate the financial

information of UBS AG’s
operations with a functional currency other

than the US dollar into US dollars.

Currency translation rates
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.25 31.3.25 31.12.24 30.6.24 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
1 CHF
1.26
1.13
1.10
1.11
1.23
1.11
1.10
1.17
1.12
1 EUR
1.18
1.08
1.04
1.07
1.15
1.05
1.07
1.10
1.08
1 GBP
1.37
1.29
1.25
1.26
1.35
1.26
1.26
1.31
1.26
100 JPY
0.69
0.67
0.63
0.62
0.70
0.66
0.63
0.68
0.65
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

39

Note 2

Accounting for the merger of UBS AG and

Credit Suisse AG
Merger of UBS AG and Credit Suisse AG
The merger of UBS AG and Credit Suisse AG effected on 31 May 2024 with no consideration payable by UBS AG
constituted a business combination

under common control.

For details of the accounting for

the merger, including
accounting

policies

applicable

to

business

combinations

under

common

control,

refer

to

“Note 1a

Material
accounting

policies”

and

“Note 2

Accounting

for

the

merger

of

UBS AG

and

Credit

Suisse AG”

in

the
“Consolidated financial statements” section of

the UBS AG Annual Report 2024.
Comparability
The income statement and the statement of comprehensive

income for the first and second quarters of

2025 are
based entirely on consolidated data following the merger

of UBS AG and Credit Suisse AG. The income statement
and the

statement of comprehensive income

for the second

quarter of 2024

include one month

of consolidated
data following the merger

of UBS AG

and Credit Suisse

AG (June 2024)

and two months

of pre-merger UBS AG
data only (April and May 2024). The year-to-date information for 2025 in the income statement, the statement of
comprehensive income, the

statement of changes

in equity

and the

statement of cash

flows is

based entirely on
consolidated data following

the merger of

UBS AG and Credit Suisse

AG. The year-to-date

information for 2024

in
the

income

statement,

the

statement

of

comprehensive

income,

the

statement

of

changes

in

equity

and

the
statement of

cash flows

includes one

month of

consolidated data

following the

merger of

UBS

AG

and Credit
Suisse AG (June 2024)

and five months of

pre-merger UBS AG data

only (January through May

2024). The balance
sheet information as of 30 June 2025, 31 March 2025 and 31 December 2024 includes post-merger consolidated information.

Note 3

Segment reporting
UBS AG’s

business

divisions

are

organized

globally

into

five

business

divisions:

Global

Wealth

Management,
Personal &

Corporate Banking,

Asset Management,

the Investment

Bank and

Non-core and

Legacy. All

five business
divisions are supported by Group Items and qualify as reportable segments for the purpose of segment reporting.
Together with Group Items they reflect the management

structure of UBS AG.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information about UBS AG’s reporting segments.

Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group

Items UBS AG
For the six months ended 30 June 2025
Net interest income
3,176
2,201
(35)
(1,559)
(134)
(737)
2,912
Non-interest income
9,287
1,890
1,547
7,428
113
621
20,886
Total revenues
12,463
4,091
1,512
5,869
(21)
(116)
23,798
Credit loss expense / (release)
6
172
0
90
9
(1)
275
Operating expenses
10,190
3,030
1,225
4,840
1,488
548
21,322
Operating profit / (loss) before tax
2,268
890
286
938
(1,519)
(663)
2,201
Tax expense / (benefit)
(32)
Net profit / (loss)
2,233
As of 30 June 2025
Total assets
584,075
483,669
25,446
519,800
38,337
20,487
1,671,814

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group
Items UBS AG
For the six months ended 30 June 2024
Net interest income
2,521
1,634
(26)
(1,714)
(33)
(856)
1,528
Non-interest income
7,589
1,307
1,169
6,538
218
660
17,481
Total revenues
10,110
2,942
1,143
4,824
186
(196)
19,008
Credit loss expense / (release)
7
120
0
31
(23)
1
136
Operating expenses
8,448
1,808
972
4,284
1,691
487
17,689
Operating profit / (loss) before tax
1,655
1,014
172
509
(1,483)
(684)
1,183
Tax expense / (benefit)
393
Net profit / (loss)
790
As of 31 December 2024
Total assets
560,194
449,224
22,291
453,078
67,696
15,577
1,568,060

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

40
Note 4

Net interest income

Net interest income
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Interest income from loans and deposits
1
5,852
5,767
6,070
11,620
11,508
Interest income from securities financing transactions measured at amortized cost
2
915
839
1,008
1,754
1,996
Interest income from other financial instruments measured

at amortized cost
406
360
320
766
643
Interest income from debt instruments measured at fair

value through other comprehensive income
44
27
26
71
54
Interest income from derivative instruments designated as cash flow hedges

(322)
(351)
(532)
(672)
(1,069)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
6,895
6,643
6,892
13,538
13,132
Interest expense on loans and deposits
3
3,612
3,713
4,028
7,325
7,584
Interest expense on securities financing transactions measured at amortized cost
4
554
418
499
972
906
Interest expense on debt issued and funding from UBS Group

AG measured at amortized cost
5
2,603
2,744
2,525
5,346
4,591
Interest expense on lease liabilities
37
35
29
72
51
Total interest expense from financial instruments measured at amortized cost
6,805
6,909
7,080
13,715
13,132
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
89
(266)
(188)
(177)
(1)
Net interest income from financial instruments measured at fair value through profit or loss and other
1,495
1,594
910
3,089
1,528
Total net interest income
1,584
1,328
722
2,912
1,528
1 Consists of

interest income from

cash and balances

at central

banks, amounts

due from banks,

and cash

collateral receivables

on derivative

instruments, as

well as negative

interest on amounts

due to

banks,
customer deposits, and

cash collateral payables

on derivative instruments.

2 Includes interest

income on receivables

from securities financing

transactions and negative

interest, including fees,

on payables from
securities financing transactions.

3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks,

amounts due from banks,

and cash collateral receivables

on derivative instruments.

4 Includes interest expense

on payables from securities financing

transactions and negative interest,

including
fees, on receivables from

securities financing transactions.

5 Includes interest expense on

funding from UBS Group AG

measured at amortized cost, previously

presented in Interest expense on

loans and deposits.
Comparative period

information has been

revised, which resulted

in a USD
1.8
bn reclassification from

Interest expense on

loans and deposits

to Interest expense

on debt issued

and funding

from UBS Group

AG
measured at amortized cost for the first quarter of 2025, USD
1.4
bn for the second quarter of 2024 and USD
2.7
bn for the six months ended 30 June 2024.
Note 5

Net fee and commission income

Net fee and commission income
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Underwriting fees
252
219
235
471
458
M&A and corporate finance fees
225
244
262
470
496
Brokerage fees
1,261
1,376
1,095
2,637
2,115
Investment fund fees
1,600
1,543
1,358
3,143
2,559
Portfolio management and related services
3,163
3,102
2,678
6,265
5,134
Other
677
796
562
1,474
1,034
Total fee and commission income
1
7,179
7,280
6,190
14,459
11,797
of which: recurring
4,760
4,607
4,076
9,368
7,744
of which: transaction-based
2,380
2,639
2,089
5,019
4,004
of which: performance-based
39
33
25
73
49
Fee and commission expense
653
650
589
1,303
1,047
Net fee and commission income
6,526
6,630
5,601
13,156
10,750
1 Reflects third-party fee and commission income for the second quarter of 2025 of USD
4,323
m for Global Wealth Management (first quarter of 2025:

USD
4,429
m; second quarter of 2024: USD
3,697
m), USD
768
m
for Personal &

Corporate Banking

(first quarter of

2025: USD
735
m; second quarter

of 2024: USD
589
m), USD
984
m for Asset

Management (first quarter

of 2025: USD
939
m; second quarter

of 2024: USD
774
m),
USD
1,100
m for the Investment Bank (first quarter of 2025:

USD
1,134
m; second quarter of 2024: USD
1,110
m), USD
1
m for Non-core and Legacy (first quarter of 2025:

USD
29
m; second quarter of 2024: USD
42
m)
and USD
3
m for Group Items (first quarter of 2025: USD
15
m; second quarter of 2024: negative USD
22
m).
Note 6

Other income

Other income
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
4
(13)
2
(2)
(9)
2
(2)
Net gains / (losses) from disposals of investments in associates and joint ventures
0
3
0
3
0
Share of net profit / (loss) of associates and joint ventures
21
136
3
24
157
3
39
Total
25
126
22
150
37
Income from properties
4
8
3
7
10
11
Net gains / (losses) from properties held for sale
(35)
8
0
(28)
0
Income from shared services provided to UBS Group AG or its subsidiaries
154
167
215
322
384
Other
(1)
(22)
63
(23)
83
Total other income
150
281
306
432
515
1

Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.

2 Includes a loss of USD
11
m recognized upon completion of the sale
of Select Portfolio Servicing, the US mortgage servicing business of Credit Suisse, which was managed in Non-core and Legacy.

Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG Annual

Report 2024 for more information.

3 Includes a gain of USD
64
m related to UBS AG’s share of income recorded by Swisscard
for the sale of the Credit Suisse card portfolios to UBS AG. Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

4 Includes rent received from third parties.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

41
Note 7

Personnel expenses

Personnel expenses
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Salaries and variable compensation
1
4,882
5,129
4,205
10,011
7,826
of which: variable compensation – financial advisors
2
1,335
1,409
1,291
2,744
2,558
Contractors
41
37
24
77
45
Social security
300
310
251
610
459
Post-employment benefit plans
220
257
159
477
346
Other personnel expenses
207
176
158
383
283
Total personnel expenses
5,649
5,910
4,797
11,559
8,958
1 Includes role-based

allowances.

2 Financial advisor

compensation consists of

cash compensation, determined

using a formulaic

approach based on

production, and deferred

awards. It

also includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Note 8

General and administrative expenses

General and administrative expenses
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Outsourcing costs
187
197
191
384
312
Technology costs
244
255
206
499
369
Consulting, legal and audit fees
283
257
240
540
441
Real estate and logistics costs
235
203
190
439
320
Market data services
150
152
126
302
232
Marketing and communication
88
76
70
164
136
Travel and entertainment
78
66
72
145
126
Litigation, regulatory and similar matters
1
163
196
1,161
359
1,169
Other
2,799
2,676
2
2,329
5,474
2
4,466
of which: shared services costs charged by UBS Group AG or its subsidiaries
2,538
2,231
2,097
4,769
4,030
Total general and administrative expenses
4,228
4,077
4,584
8,305
7,570
1 Reflects the net increase / (decrease) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16b for more information.

2 Includes a USD
180
m expense related
to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS AG. Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

42
Note 9

Expected credit loss measurement
a) Credit loss expense / release

Total net

credit loss

expenses in

the second

quarter of

2025 were

USD
152
m, reflecting

USD
38
m net

expenses
related to performing positions and USD 114m

net expenses on credit-impaired positions.
Stage 1 and 2 net expenses of USD
38
m included scenario-update-related net expenses of USD
23
m, mainly from
corporate lending, and

portfolio changes, and

USD
13
m expenses in anticipation

of a portfolio re-calibration

in the
large corporate clients segment.
Credit loss expenses of USD
114
m for credit-impaired positions primarily related to Personal & Corporate Banking and Investment Bank exposures related to

a small number of corporate counterparties.

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 30.6.25
Global Wealth Management
(3)
1
(2)
Personal & Corporate Banking
22
92
114
Asset Management
0
0
0
Investment Bank
19
22
41
Non-core and Legacy
0
(1)
(1)
Group Items
0
0
0
Total
38
114
152
For the quarter ended 31.3.25
Global Wealth Management
(7)
15
8
Personal & Corporate Banking
(8)
66
58
Asset Management
0
0
0
Investment Bank
(5)
54
49
Non-core and Legacy
0
10
10
Group Items
(1)
0
(1)
Total
(21)
145
124
For the quarter ended 30.6.24
Global Wealth Management
(14)
12
(2)
Personal & Corporate Banking
(15)
125
110
Asset Management
0
0
0
Investment Bank
1
(2)
(1)
Non-core and Legacy
(1)
(22)
(23)
Group Items
0
0
0
Total
(29)
113
84

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

43

Note 9

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios and

scenario weights

Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and

political conditions prevailing

in the second

quarter of 2025 through

a series
of

governance

meetings,

with

input

and

feedback

from

UBS

AG

Risk

and

Finance

experts

across

the

business
divisions and regions.

The baseline scenario was updated with the latest macroeconomic forecasts as of 30 June 2025. The assumptions on a calendar-year basis are included

in the table below and have been

revised downward in the US, the Eurozone
and Japan

relative to

the start

of 2025

in the

second half

of the

year following

the announcement

of US

tariffs
imposed on imports from other countries. In general, forecasts for Swiss GDP growth and unemployment are less
optimistic

than

in

2024,

due

to

spillover

effects

from

the

US

tariff

announcements. Expectations

for

long-term
interest rates were revised and are marginally

lower, while forecasts for house prices

remained unchanged.
At the beginning

of the first

quarter of 2025,

UBS AG replaced

the stagflationary

geopolitical crisis

scenario applied
at the end

of 2024 with

the global crisis

scenario, as

the severe downside

scenario. It targets

risks such as

sovereign
defaults, low

interest rates,

a crisis

in the

Eurozone and

significant emerging

market stress.

The mild

stagflation
crisis scenario

replaced the

mild debt

crisis scenario

as the

mild downside

scenario. In

the mild

stagflation crisis
scenario, interest rates

are assumed to

rise rather than

decline, as in

the previously

applied mild debt

crisis scenario.
However, the declines in GDP and equities are

similar.
UBS AG kept the

scenarios and scenario

weights in line

with those applied

in the UBS AG

first quarter 2025

report.
All of the scenarios,

including the asset

price appreciation
and the baseline

scenarios, have been

updated based on
the latest macroeconomic forecasts as of 30 June 2025.

The assumptions on a calendar-year basis are

included in
t he table below.

Comparison of shock factors
Baseline
Key parameters 2024 2025 2026
Real GDP growth (annual percentage change)
US

2.8
1.6
1.2
Eurozone
0.8
0.7
1.0
Switzerland
1.4
0.9
1.4
Unemployment rate (%, annual average)
US

4.0
4.3
4.8
Eurozone
6.4
6.5
6.6
Switzerland
2.5
2.9
2.9
Fixed income: 10-year government bonds (%, Q4)
USD
4.6
4.2
4.4
EUR
2.4
2.7
2.8
CHF
0.3
0.5
0.6
Real estate (annual percentage change, Q4)
US

3.8
2.3
3.7
Eurozone
4.2
2.7
3.4
Switzerland
0.9
4.0
2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.6.25 31.3.25 30.6.24
Asset price appreciation
5.0
5.0
–
Baseline
50.0
50.0
60.0
Mild debt crisis

– –
15.0
Stagflationary geopolitical crisis – –
25.0
Mild stagflation crisis
30.0
30.0
–
Global crisis
15.0
15.0
–

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

44
Note 9

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
No purchased

credit-impaired financial assets

were recognized

in the

second quarter

of 2025.

Originated credit-
impaired financial assets were not material

and are not presented in the table below.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.

ECL-relevant balance sheet and off-balance sheet positions
USD m 30.6.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
236,193
236,007
186
0
(263)
0
(263)
0
Amounts due from banks
20,688
20,587
102
0
(12)
(5)
(5)
(2)
Receivables from securities financing transactions measured at amortized cost
110,161
110,161
0
0
(3)
(3)
0
0
Cash collateral receivables on derivative instruments
45,478
45,478
0
0
0
0
0
0
Loans and advances to customers
653,195
623,137
25,571
4,486
(3,187)
(343)
(311)
(2,533)
of which: Private clients with mortgages
286,744
273,655
11,641
1,448
(147)
(43)
(49)
(55)
of which: Real estate financing
94,056
88,123
5,611
322
(117)
(25)
(36)
(56)
of which: Large corporate clients
26,866
23,058
3,118
690
(866)
(116)
(97)
(653)
of which: SME clients
25,000
21,161
2,498
1,341
(1,225)
(74)
(85)
(1,065)
of which: Lombard
161,199
160,942
147
110
(141)
(11)
0
(130)
of which: Credit cards
2,315
1,791
479
45
(48)
(7)
(12)
(29)
of which: Commodity trade finance
4,263
4,236
25
1
(134)
(8)
0
(126)
of which: Ship / aircraft financing
8,859
8,054
727
78
(20)
(15)
(5)
0
of which: Consumer financing
2,894
2,707
131
55
(149)
(19)
(23)
(108)
Other financial assets measured at amortized cost
72,546
71,751
620
176
(129)
(25)
(11)
(93)
of which: Loans to financial advisors
2,682
2,495
97
90
(39)
(3)
(1)
(35)
Total financial assets measured at amortized cost
1,138,262
1,107,120
26,479
4,662
(3,595)
(378)
(590)
(2,627)
Financial assets measured at fair value through other comprehensive income
6,872
6,872
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,145,133
1,113,992
26,479
4,662
(3,595)
(378)
(590)
(2,627)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
44,446
43,444
819
184
(93)
(14)
(21)
(58)
of which: Large corporate clients
7,728
7,154
480
93
(54)
(6)
(5)
(42)
of which: SME clients
3,280
3,007
219
55
(31)
(5)
(15)
(11)
of which: Financial intermediaries and hedge funds

26,604
26,516
87
0
(1)
(1)
0
0
of which: Lombard
3,958
3,933
1
24
(3)
0
0
(2)
of which: Commodity trade finance
1,874
1,873
1
0
(1)
(1)
0
0
Irrevocable loan commitments
82,046
77,132
4,688
226
(259)
(139)
(83)
(37)
of which: Large corporate clients
49,093
44,806
4,094
193
(195)
(101)
(74)
(20)
Forward starting reverse repurchase and securities borrowing agreements
20,143
20,143
0
0
0
0
0
0
Unconditionally revocable loan commitments
153,998
151,188
2,582
227
(62)
(47)
(15)
0
of which: Real estate financing
8,237
7,929
309
0
(3)
(4)
1
0
of which: Large corporate clients
14,601
13,752
817
32
(15)
(8)
(5)
(2)
of which: SME clients
12,030
11,420
454
156
(26)
(20)
(6)
0
of which: Lombard
75,099
75,013
74
12
0
0
0
0
of which: Credit cards
11,566
11,045
518
3
(9)
(7)
(2)
0
Irrevocable committed prolongation of existing loans
5,201
5,182
19
0
(2)
(2)
0
0
Total off-balance sheet financial instruments and other credit lines
305,834
297,089
8,108
637
(415)
(202)
(118)
(95)
Total allowances and provisions
(4,010)
(580)
(708)
(2,722)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

45
Note 9

Expected credit loss measurement (continued)

ECL-relevant balance sheet and off-balance sheet positions
USD m 31.3.25
Carrying amount 1 ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
231,370
231,207
163
0
(240)
0
(240)
0
Amounts due from banks
20,285
20,248
37
0
(11)
(5)
(4)
(1)
Receivables from securities financing transactions measured at amortized cost
101,784
101,784
0
0
(3)
(3)
0
0
Cash collateral receivables on derivative instruments
38,994
38,994
0
0
0
0
0
0
Loans and advances to customers
603,233
576,017
22,744
4,471
(2,955)
(289)
(300)
(2,366)
of which: Private clients with mortgages
258,849
246,480
10,943
1,426
(143)
(39)
(50)
(53)
of which: Real estate financing
84,915
79,744
4,923
247
(105)
(26)
(32)
(48)
of which: Large corporate clients
25,200
22,015
2,120
1,065
(915)
(82)
(111)
(722)
of which: SME clients
22,033
18,578
2,318
1,137
(1,030)
(65)
(67)
(897)
of which: Lombard
153,007
152,909
1
97
(113)
(8)
0
(105)
of which: Credit cards
2,025
1,564
420
41
(44)
(8)
(11)
(26)
of which: Commodity trade finance
4,331
4,311
12
8
(123)
(8)
0
(115)
of which: Ship / aircraft financing
8,221
7,905
316
0
(19)
(16)
(4)
0
of which: Consumer financing
2,617
2,403
109
106
(125)
(16)
(19)
(90)
Other financial assets measured at amortized cost
66,864
66,110
560
194
(127)
(24)
(8)
(96)
of which: Loans to financial advisors
2,738
2,600
48
89
(40)
(3)
(1)
(36)
Total financial assets measured at amortized cost
1,062,530
1,034,361
23,505
4,665
(3,336)
(321)
(553)
(2,463)
Financial assets measured at fair value through other comprehensive income
3,216
3,216
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,065,747
1,037,577
23,505
4,665
(3,336)
(321)
(553)
(2,463)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
42,588
40,620
1,800
168
(57)
(13)
(20)
(24)
of which: Large corporate clients
7,103
6,487
530
87
(14)
(6)
(4)
(4)
of which: SME clients
2,885
2,529
316
39
(22)
(3)
(15)
(4)
of which: Financial intermediaries and hedge funds

25,139
24,249
890
0
(1)
(1)
0
0
of which: Lombard
3,591
3,561
0
30
(3)
(1)
0
(2)
of which: Commodity trade finance
2,160
2,158
1
0
(1)
(1)
0
0
Irrevocable loan commitments
79,463
75,299
3,906
257
(233)
(116)
(81)
(36)
of which: Large corporate clients
48,349
45,150
3,033
165
(161)
(84)
(59)
(18)
Forward starting reverse repurchase and securities borrowing agreements
18,178
18,178
0
0
0
0
0
0
Unconditionally revocable loan commitments
144,907
141,263
3,442
202
(55)
(41)
(14)
0
of which: Real estate financing
7,384
7,030
354
0
(3)
(4)
1
0
of which: Large corporate clients
13,497
12,751
722
23
(15)
(8)
(5)
(2)
of which: SME clients
10,902
9,952
801
149
(23)
(18)
(5)
0
of which: Lombard
72,767
72,757
8
2
0
0
0
0
of which: Credit cards
10,285
9,815
467
3
(8)
(6)
(2)
0
Irrevocable committed prolongation of existing loans
4,165
4,162
2
2
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
289,302
279,523
9,150
629
(348)
(172)
(115)
(61)
Total allowances and provisions
(3,685)
(493)
(668)
(2,524)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

46
Note 9

Expected credit loss measurement (continued)

ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
223,329
223,201
128
0
(186)
0
(186)
0
Amounts due from banks
18,111
17,912
198
0
(42)
(1)
(5)
(36)
Receivables from securities financing transactions measured at amortized cost
118,302
118,302
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
43,959
43,959
0
0
0
0
0
0
Loans and advances to customers
587,347
560,531
22,309
4,506
(2,830)
(276)
(323)
(2,230)
of which: Private clients with mortgages
251,955
241,690
9,009
1,256
(166)
(46)
(70)
(50)
of which: Real estate financing
83,780
79,480
4,071
229
(100)
(24)
(27)
(49)
of which: Large corporate clients
25,599
21,073
3,493
1,033
(828)
(72)
(123)
(632)
of which: SME clients
21,002
17,576
2,293
1,133
(963)
(55)
(47)
(860)
of which: Lombard
147,714
147,326
266
122
(107)
(6)
0
(101)
of which: Credit cards
1,978
1,533
406
39
(41)
(6)
(11)
(25)
of which: Commodity trade finance
4,204
4,089
106
9
(122)
(9)
0
(113)
of which: Ship / aircraft financing
8,058
7,136
922
0
(31)
(14)
(16)
0
of which: Consumer financing
2,814
2,468
114
232
(137)
(15)
(19)
(102)
Other financial assets measured at amortized cost
59,279
58,645
439
194
(135)
(25)
(7)
(103)
of which: Loans to financial advisors
2,723
2,568
59
95
(41)
(4)
(1)
(37)
Total financial assets measured at amortized cost
1,050,326
1,022,550
23,074
4,701
(3,195)
(304)
(521)
(2,369)
Financial assets measured at fair value through other comprehensive income
2,195
2,195
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,052,521
1,024,746
23,074
4,701
(3,195)
(304)
(521)
(2,369)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
40,280
38,860
1,242
178
(61)
(16)
(24)
(22)
of which: Large corporate clients
7,818
7,098
635
85
(18)
(6)
(9)
(2)
of which: SME clients
2,524
2,074
393
57
(27)
(5)
(15)
(7)
of which: Financial intermediaries and hedge funds

21,590
21,449
141
0
(1)
(1)
0
0
of which: Lombard
3,709
3,652
24
33
(4)
(1)
0
(3)
of which: Commodity trade finance
2,678
2,676
2
0
(1)
(1)
0
0
Irrevocable loan commitments
79,579
75,158
4,178
243
(192)
(105)
(61)
(26)
of which: Large corporate clients
47,381
43,820
3,393
168
(155)
(91)
(54)
(10)
Forward starting reverse repurchase and securities borrowing agreements
24,896
24,896
0
0
0
0
0
0
Committed unconditionally revocable credit lines
148,900
146,496
2,149
255
(75)
(59)
(17)
0
of which: Real estate financing
7,674
7,329
345
0
(6)
(4)
(2)
0
of which: Large corporate clients
14,692
14,091
584
17
(22)
(14)
(7)
(2)
of which: SME clients
9,812
9,289
333
190
(34)
(28)
(6)
0
of which: Lombard
73,267
73,181
84
1
0
0
0
0
of which: Credit cards
10,074
9,604
467
3
(8)
(6)
(2)
0
Irrevocable committed prolongation of existing loans
4,608
4,602
4
2
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines
298,263
290,012
7,572
678
(332)
(183)
(102)
(48)
Total allowances and provisions
(3,527)
(487)
(623)
(2,417)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

47
Note 9

Expected credit loss measurement (continued)
The

table

below

provides

information

about

the

gross

carrying

amount

of

exposures

subject

to

ECL

and

the

ECL
coverage ratio

for UBS AG’s

core loan

portfolios (i.e.
Loans and

advances to

customers

and

Loans to

financial advisors
)
and relevant off-balance sheet exposures.
Cash and balances at central banks
,
Amounts due from banks
,
Receivables
from

securities

financing

transactions
,
Cash

collateral

receivables

on

derivative

instruments

and
Financial

assets
measured at

fair value through

other comprehensive

income

are not included

in the table below,

due to their lower
sensitivity

to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
The

overall

coverage

ratio

for

performing

positions

was

unchanged

at
10

basis

points

as

of

30 June

2025.
Compared with 31 March

2025, coverage ratios

for performing positions

related to real

estate lending (on-balance
sheet) were unchanged

at
4

basis points, and

coverage ratios for

performing positions related

to corporate lending
(on-balance sheet) increased by
2

basis points to
74

basis points.

Coverage ratios for core loan portfolio
30.6.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
286,891
273,698
11,691
1,503
5
2
42
3
365
Real estate financing
94,173
88,149
5,647
378
12
3
63
7
1,475
Total real estate lending
381,064
361,847
17,337
1,880
7
2
49
4
588
Large corporate clients
27,732
23,174
3,215
1,343
312
50
300
81
4,863
SME clients
26,225
21,234
2,584
2,407
467
35
331
67
4,427
Total corporate lending
53,957
44,409
5,799
3,750
388
43
314
74
4,584
Lombard
161,340
160,953
147
240
9
1
0
1
5,407
Credit cards
2,363
1,798
491
74
201
36
250
82
3,898
Commodity trade finance
4,394
4,244
25
124
305
19
0
19
0
Ship / aircraft financing
8,879
8,068
732
78
22
18
70
22
0
Consumer financing
3,043
2,727
154
163
490
70
1,466
145
6,610
Other loans and advances to customers
41,342
39,434
1,197
711
82
6
32
7
4,395
Loans to financial advisors
2,721
2,498
99
125
145
13
140
18
2,777
Total other lending
224,082
219,723
2,845
1,514
39
4
159
6
4,878
Total
1
659,104
625,978
25,981
7,144
49
6
120
10
3,594
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
11,178
10,950
222
6
4
3
25
4
0
Real estate financing
9,734
9,401
333
0
8
9
0
8
0
Total real estate lending
20,912
20,351
555
6
6
6
0
6
0
Large corporate clients
71,511
65,801
5,392
318
37
17
156
28
2,012
SME clients
17,371
16,346
780
244
49
22
358
37
915
Total corporate lending
88,882
82,148
6,172
562
39
18
182
30
1,536
Lombard
82,536
82,424
75
36
2
1
0
1
2,337
Credit cards
11,566
11,045
518
3
8
6
36
8
0
Commodity trade finance
2,230
2,223
6
1
3
3
46
3
0
Ship / aircraft financing
2,430
2,390
41
0
0
0
0
0
0
Consumer financing
327
327
0
0
2
2
0
2
0
Financial intermediaries and hedge funds
31,513
30,974
539
0
2
1
7
2
0
Other off-balance sheet commitments
45,295
45,064
203
29
6
5
207
6
199
Total other lending
175,897
174,448
1,381
68
3
2
47
3
1,312
Total
2
285,692
276,947
8,108
637
15
7
146
11
1,497
Total on- and off-balance sheet
3
944,795
902,925
34,089
7,781
39
6
126
10
3,423
1 Includes Loans and advances to customers

and Loans to financial advisors,

which are presented on the balance sheet

line Other financial assets measured at

amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

48
Note 9

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio
31.3.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
258,992
246,519
10,993
1,480
6
2
45
3
361
Real estate financing
85,020
79,771
4,955
295
12
3
64
7
1,613
Total real estate lending
344,012
326,290
15,948
1,774
7
2
51
4
569
Large corporate clients
26,115
22,097
2,231
1,788
350
37
496
79
4,040
SME clients
23,062
18,643
2,385
2,034
446
35
283
63
4,409
Total corporate lending
49,177
40,739
4,616
3,822
395
36
386
72
4,236
Lombard
153,120
152,917
1
203
7
1
31
1
5,198
Credit cards
2,069
1,572
431
66
214
49
255
94
3,847
Commodity trade finance
4,454
4,319
12
123
276
18
10
18
9,376
Ship / aircraft financing
8,240
7,921
319
0
23
20
117
23
0
Consumer financing
2,743
2,418
128
196
457
65
1,500
137
4,598
Other loans and advances to customers
42,373
40,130
1,590
653
80
5
44
7
4,742
Loans to financial advisors
2,778
2,603
49
125
144
13
174
16
2,870
Total other lending
215,777
211,880
2,530
1,367
37
4
165
6
4,991
Total
1
608,966
578,909
23,094
6,963
49
5
130
10
3,450
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
9,352
9,083
264
6
4
3
33
4
453
Real estate financing
8,225
7,851
374
0
8
10
0
8
0
Total real estate lending
17,578
16,934
638
6
6
6
0
6
448
Large corporate clients
69,056
64,495
4,286
275
27
15
160
24
874
SME clients
15,801
14,290
1,268
243
52
19
293
41
759
Total corporate lending
84,857
78,785
5,554
518
32
16
190
27
820
Lombard
79,638
79,597
8
33
2
1
14
1
2,461
Credit cards
10,285
9,815
467
3
8
6
37
8
0
Commodity trade finance
3,019
3,001
17
0
2
2
14
2
0
Ship / aircraft financing
2,520
2,486
34
0
0
0
0
0
0
Consumer financing
377
377
0
0
3
3
0
3
0
Financial intermediaries and hedge funds
30,668
29,151
1,517
0
1
1
3
1
0
Other off-balance sheet commitments
42,182
41,199
914
69
10
5
86
7
1,434
Total other lending
168,689
165,626
2,958
105
4
2
34
3
1,707
Total 2
271,124
261,345
9,150
629
13
7
126
11
964
Total on- and off-balance sheet
3
880,089
840,254
32,244
7,592
38
6
129
10
3,244
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are

presented on the balance sheet line

Other financial assets measured at

amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

49
Note 9

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio
31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
252,121
241,736
9,079
1,306
7
2
77
5
386
Real estate financing
83,880
79,504
4,098
278
12
3
66
6
1,768
Total real estate lending
336,001
321,240
13,177
1,584
8
2
73
5
628
Large corporate clients
26,427
21,145
3,617
1,665
313
34
341
79
3,795
SME clients
21,966
17,631
2,341
1,993
439
31
203
52
4,316
Total corporate lending
48,393
38,776
5,958
3,659
370
33
287
67
4,079
Lombard
147,821
147,332
267
222
7
0
8
0
4,531
Credit cards
2,019
1,539
416
64
205
39
256
85
3,857
Commodity trade finance
4,327
4,098
106
122
283
22
40
23
9,258
Ship / aircraft financing
8,089
7,150
938
0
38
20
175
38
0
Consumer financing
2,951
2,484
134
334
464
62
1,447
133
3,057
Other loans and advances to customers
40,576
38,188
1,636
752
83
7
56
9
3,965
Loans to financial advisors
2,764
2,571
60
132
149
14
159
17
2,785
Total other lending
208,547
203,363
3,558
1,627
39
4
161
7
4,152
Total
1
592,941
563,379
22,693
6,869
48
5
143
10
3,301
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
8,473
8,271
176
26
4
4
22
4
81
Real estate financing
8,694
8,300
394
0
7
6
33
7
0
Total real estate lending
17,167
16,571
570
26
6
5
30
6
81
Large corporate clients
69,896
65,013
4,612
271
28
17
151
26
528
SME clients
13,944
12,788
842
315
59
30
324
48
532
Total corporate lending
83,840
77,800
5,454
586
33
19
177
30
530
Lombard
80,390
80,235
120
35
1
0
1
0
2,330
Credit cards
10,074
9,604
467
3
8
6
36
8
0
Commodity trade finance
3,487
3,464
23
0
3
3
51
3
0
Ship / aircraft financing
2,669
2,663
6
0
13
13
49
13
0
Consumer financing
134
134
0
0
6
6
0
6
0
Financial intermediaries and hedge funds
22,842
22,378
464
0
1
1
8
1
0
Other off-balance sheet commitments
52,765
52,268
468
29
4
2
28
2
2,945
Total other lending
172,360
170,745
1,549
67
3
1
23
2
2,470
Total
2
273,367
265,117
7,572
678
12
7
135
10
704
Total on- and off-balance sheet
3
866,308
828,495
30,265
7,547
37
6
141
10
3,067
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are

presented on the balance sheet line

Other financial assets measured at

amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

50
Note 10

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first six

months of

2025,

assets and

liabilities that

were

transferred from

Level 2 to

Level 1, or

from
L
evel 1 to Level 2, and were held for the entire

reporting period were not material.

Determination of fair values from quoted market prices or valuation techniques
1
30.6.25 31.3.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring

basis
Financial assets at fair value held for trading
134,759
31,274
3,454
169,487
133,803
27,969
3,665
165,437
128,428
27,687
3,108
159,223
of which: Equity instruments
117,036
370
155
117,562
117,487
320
138
117,945
116,536
430
91
117,056
of which: Government bills / bonds
8,997
3,715
139
12,851
8,304
3,468
46
11,817
4,443
3,261
41
7,746
of which: Investment fund units
7,554
874
96
8,525
7,180
949
149
8,279
6,537
987
151
7,675
of which: Corporate and municipal bonds
1,167
22,996
757
24,920
828
20,777
876
22,480
911
17,585
838
19,334
of which: Loans
0
3,145
2,172
5,317
0
2,254
2,292
4,545
0
5,200
1,799
6,998
of which: Asset-backed securities
4
168
134
306
4
197
162
363
1
219
153
373
Derivative financial instruments
1,315
166,156
3,151
170,622
1,372
134,789
2,459
138,620
795
182,849
2,792
186,435
of which: Foreign exchange

815
77,661
81
78,558
570
48,911
71
49,551
472
100,572
66
101,111
of which: Interest rate

0
37,667
884
38,550
0
38,135
898
39,033
0
41,193
878
42,071
of which: Equity / index

0
44,112
1,255
45,367
0
39,940
937
40,877
0
35,747
1,129
36,876
of which: Credit
0
2,310
928
3,238
0
2,668
517
3,185
0
2,555
581
3,136
of which: Commodities
2
4,267
2
4,272
2
4,989
35
5,026
1
2,599
17
2,617
Brokerage receivables
0
29,068
0
29,068
0
28,747
0
28,747
0
25,858
0
25,858
Financial assets at fair value not held for trading
44,849
53,393
9,261
107,503
40,762
52,129
9,185
102,075
35,910
50,545
8,747
95,203
of which: Financial assets for unit-linked
investment contracts
19,424
112
1
19,537
17,398
4
0
17,403
17,101
6
0
17,106
of which: Corporate and municipal bonds
31
19,182
91
19,303
30
14,844
145
15,020
31
14,695
133
14,859
of which: Government bills / bonds
24,842
6,093
0
30,935
22,856
6,062
0
28,919
18,264
6,204
0
24,469
of which: Loans
0
5,626
3,734
9,360
0
4,972
3,589
8,561
0
4,427
3,192
7,619
of which: Securities financing transactions
0
21,208
703
21,911
0
24,995
731
25,726
0
24,026
611
24,638
of which: Asset-backed securities
0
864
534
1,399
0
1,041
540
1,581
0
972
597
1,569
of which: Auction rate securities
0
0
191
191
0
0
191
191
0
0
191
191
of which: Investment fund units
433
137
626
1,196
387
123
640
1,150
423
133
681
1,237
of which: Equity instruments
119
0
3,064
3,183
90
0
2,930
3,020
91
0
2,916
3,008
Financial assets measured at fair value through other

comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
4,716
2,156
0
6,872
1,130
2,087
0
3,216
59
2,137
0
2,195
of which: Government bills / bonds
4,644
0
0
4,644
1,064
0
0
1,064
0
0
0
0
of which: Commercial paper and certificates of
deposit
0
1,926
0
1,926
0
1,916
0
1,916
0
1,959
0
1,959
of which: Corporate and municipal bonds
71
231
0
302
66
171
0
236
59
178
0
237
Non-financial assets measured at fair value on a recurring

basis
Precious metals and other physical commodities
9,465
0
0
9,465
7,623
0
0
7,623
7,341
0
0
7,341
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
0
76
76
0
0
89
89
0
0
84
84
Total assets measured at fair value
195,104
282,047
15,942
493,093
184,689
245,720
15,398
445,808
172,532
289,076
14,731
476,340

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

51
Note 10

Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)
1
30.6.25 31.3.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a

recurring basis
Financial liabilities at fair value held for trading
38,240
14,057
50
52,346
30,503
12,565
31
43,099
24,577
10,429
240
35,247
of which: Equity instruments
30,081
215
26
30,322
22,597
390
21
23,008
18,528
257
29
18,814
of which: Corporate and municipal bonds
0
11,953
21
11,974
2
10,768
5
10,775
5
8,771
206
8,982
of which: Government bills / bonds
5,614
1,629
0
7,243
6,490
1,210
0
7,699
4,336
1,174
0
5,510
of which: Investment fund units
2,545
169
1
2,715
1,414
96
3
1,512
1,708
162
3
1,873
Derivative financial instruments
1,294
178,463
4,148
183,905
1,407
136,694
4,130
142,230
829
175,788
4,060
180,678
of which: Foreign exchange

736
88,058
56
88,850
553
50,624
44
51,220
506
94,077
46
94,628
of which: Interest rate

0
33,261
307
33,568
0
33,911
337
34,248
0
36,313
324
36,636
of which: Equity / index

0
50,340
3,469
53,810

0
44,707
3,293
48,000
0
39,597
3,142
42,739
of which: Credit
0
3,192
241
3,433
0
3,182
374
3,556
0
3,280
414
3,694
of which: Commodities
1
3,498
11
3,510
2
4,128
25
4,155
1
2,200
15
2,216
of which: Loan commitments measured at FVTPL
0
12
30
42
0
45
29
74
0
75
62
137
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair

value
0
57,951
0
57,951
0
59,921
0
59,921
0
49,023
0
49,023
Debt issued designated at fair value
0
96,878
11,374
108,252
0
96,189
11,204
107,393
0
90,725
11,842
102,567
Other financial liabilities designated at fair value
0
31,749
3,780
35,529
0
28,525
4,267
32,792
0
29,779
4,262
34,041
of which: Financial liabilities related to unit-linked
investment contracts
0
19,669
0
19,669
0
17,528
0
17,528
0
17,203
0
17,203
of which: Securities financing transactions
0
4,580
118
4,699
0
3,985
108
4,094
0
5,798
0
5,798
of which: Funding from UBS Group AG
0
4,639
1,480
6,119
0
4,042
1,515
5,557
0
3,848
1,494
5,342
of which: Over-the-counter debt instruments
and others
0
2,861
2,182
5,043
0
2,969
2,644
5,613
0
2,930
2,768
5,698
Total liabilities measured at fair value
39,535
379,098
19,352
437,984
31,909
333,894
19,633
385,436
25,406
355,744
20,405
401,555
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in

this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.6.25 31.3.25 30.6.24 30.6.25 30.6.24
Reserve balance at the beginning of the period
391
421
379
421
397
Effect from merger of UBS AG and Credit Suisse AG
1
1
1
Profit / (loss) deferred on new transactions
68
65
59
133
101
(Profit) / loss recognized in the income statement
(41)
(95)
(50)
(135)
(110)
Foreign currency translation
(1)
(1)
(1)
(2)
(1)
Reserve balance at the end of the period
417
391
388
417
388
1 Refer to Note 2 for more information about the merger of UBS AG and Credit Suisse AG.
The table below summarizes other valuation

adjustment reserves recognized on the balance sheet.

Other valuation adjustment reserves on the balance sheet
As of
USD m 30.6.25 31.3.25 31.12.24
Own credit adjustments on financial liabilities designated at fair value
1
(1,100)
(942)
(1,165)
of which: debt issued designated at fair value
(774)
(680)
(780)
of which: other financial liabilities designated at fair value
(325)
(262)
(385)
Credit valuation adjustments
2
(40)
(128)
(125)
Funding and debit valuation adjustments
(87)
(69)
(96)
Other valuation adjustments
(966)
(971)
(1,206)
of which: liquidity
(586)
(570)
(746)
of which: model uncertainty
(380)
(401)
(460)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

52
Note 10

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 June 2025

and unobservable, and a range of values

for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of
UBS AG’s estimates

and assumptions,

but rather

the different

underlying characteristics

of the

relevant assets

and
liabilities

held by UBS

AG.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
v
alue measurement” in the “Consolidated financial

statements” section of the UBS AG Annual

Report 2024.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.6.25 31.12.24
USD bn 30.6.25 31.12.24 30.6.25 31.12.24 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds
0.8
1.0
0.0
0.2
Relative value to
market comparable Bond price equivalent
12
104
77
23
114
98
points
Loans at fair value (held for
trading and not held for
trading) and guarantees
3
6.0
5.2
0.0
0.0
Relative value to
market comparable Loan price equivalent
3
101
93
1
173
84
points
Discounted expected
cash flows Credit spread
17
294
94
16
545
195
basis
points
Market comparable
and securitization
model Credit spread
98
1,958
225
75
1,899
208
basis
points
Asset-backed securities
0.7
0.7
0.0
0.0
Relative value to
market comparable Bond price equivalent
5
105
80
0
112
79
points
Investment fund units
4
0.7
0.8
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
4
3.2
3.0
0.0
0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
3
11.4
11.8
Other financial liabilities
designated at fair value
3
3.8
4.3
Discounted expected
cash flows Funding spread
95
224
95
201
basis
points
Derivative financial instruments
Interest rate
0.9
0.9
0.3
0.3
Option model Volatility of interest rates
53
119
50
156
basis
points
IR-to-IR correlation
68
99
60
99
%
Discounted expected
cash flows Funding spread
5
20
5
20
basis
points
Credit
0.9
0.6
0.2
0.4
Discounted expected
cash flows
Credit spreads

3
1,760
2
1,789
basis
points
Credit correlation
50
58
50
66
%
Recovery rates
0
100
0
100
%
Option model Credit volatility
60
143
59
127
%
Recovery rates
0
40
%
Equity / index
1.3
1.1
3.5
3.1
Option model Equity dividend yields
0
10
0
16
%
Volatility of equity stocks,
equity and other indices
3
99
4
126
%
Equity-to-FX correlation
(65)
74
(65)
80
%
Equity-to-equity correlation
(10)
100
0
100
%
Loan commitments
measured at FVTPL
0.0
0.1
Relative value to
market comparable
Loan price equivalent
80
100
60
101
points
1 The ranges of significant unobservable

inputs are represented in points, percentages and

basis points. Points are

a percentage of par (e.g. 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of

the respective instruments. Weighted averages

are not provided for inputs related to Other

financial
liabilities designated at fair value and Derivative financial instruments,

as this would not be meaningful.

3 Debt issued designated at fair value primarily consists of UBS AG structured notes, which include variable
maturity notes with various

equity and foreign exchange

underlying risks, as well

as rates-linked and

credit-linked notes, all

of which have embedded derivative

parameters that are considered

to be unobservable.
The derivative instrument parameters for debt issued designated at fair value, embedded derivatives for over-the-counter debt instruments reported under Other financial liabilities designated at fair value and funded derivatives reported under Loans at fair value (held for trading and not held for trading) are presented in the corresponding derivative financial instruments lines in this table.

4 The range of inputs is not disclosed,
as there is a dispersion of values given the diverse nature of the investments.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

53
Note 10

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies

may exist

between Level 1 / 2 parameters

and Level 3

parameters (e.g.
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
1
30.6.25 31.3.25 31.12.24
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Loans at fair value (held for trading and not held for trading) and guarantees
2
141
(112)
147
(115)
185
(143)
Securities financing transactions
25
(14)
25
(20)
30
(24)
Auction rate securities
8
(4)
8
(6)
8
(6)
Asset-backed securities
19
(17)
23
(18)
32
(28)
Equity instruments
387
(370)
348
(314)
333
(308)
Investment fund units
178
(180)
176
(178)
179
(181)
Loan commitments measured at FVTPL
13
(41)
15
(47)
38
(42)
Interest rate derivatives, net
68
(58)
77
(65)
115
(70)
Credit derivatives, net
78
(108)
88
(108)
112
(117)
Foreign exchange derivatives, net
6
(5)
4
(3)
3
(2)
Equity / index derivatives, net
690
(577)
619
(503)
732
(617)
Other
216
(115)
256
(152)
289
(161)
Total
1,830
(1,601)
1,785
(1,528)
2,056
(1,700)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.

2 Sensitivity of funded derivatives is reported under equivalent derivatives.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2025.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

54
N
ote 10

Fair value measurement (continued)

Movements of Level 3 instruments
USD bn
Balance at
the
beginning
of the
period
Effect from
merger of
UBS AG
and Credit
Suisse AG
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the six months ended 30 June 2025
2
Financial assets at fair value held for
trading
3.1
(0.0)
(0.1)
0.4
(1.1)
1.1
(0.4)
0.4
(0.1)
0.1
3.5
of which: Equity instruments
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
0.2
of which: Corporate and municipal
bonds
0.8
(0.0)
(0.0)
0.3
(0.4)
0.0
(0.0)
0.1
(0.1)
0.0
0.8
of which: Loans
1.8
0.1
(0.0)
0.0
(0.5)
1.1
(0.3)
0.0
(0.0)
0.0
2.2
Derivative financial instruments –
assets
2.8
(0.0)
0.1
0.0
(0.0)
1.3
(0.9)
0.3
(0.3)
0.0
3.2
of which: Interest rate
0.9
0.1
0.1
0.0
(0.0)
0.0
(0.2)
0.1
(0.0)
(0.1)
0.9
of which: Equity / index
1.1
(0.2)
(0.2)
0.0
0.0
0.7
(0.3)
0.1
(0.2)
0.0
1.3
of which: Credit
0.6
0.1
0.2
0.0
(0.0)
0.5
(0.3)
0.1
(0.1)
0.0
0.9
Financial assets at fair value not held
for trading
8.7
0.7
0.6
0.1
(0.3)
0.7
(0.8)
0.1
(0.1)
0.2
9.3
of which: Loans
3.2
0.7
0.7
0.0
(0.0)
0.5
(0.7)
0.0
(0.0)
0.1
3.7
of which: Auction rate securities
0.2
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.2
of which: Equity instruments
2.9
0.1
0.1
0.1
(0.1)
0.0
(0.0)
0.0
(0.0)
0.1
3.1
of which: Investment fund units
0.7
0.0
0.0
0.0
(0.1)
0.0
(0.0)
0.0
0.0
0.0
0.6
of which: Asset-backed securities
0.6
(0.0)
(0.0)
0.0
(0.1)
0.0
0.0
0.0
(0.0)
0.0
0.5
Derivative financial instruments –
liabilities
4.1
0.2
0.2
0.0
(0.0)
1.2
(1.0)
0.1
(0.6)
0.1
4.1
of which: Interest rate
0.3
0.1
0.1
0.0
(0.0)
0.0
(0.1)
0.0
(0.0)
0.0
0.3
of which: Equity / index
3.1
0.2
0.2
0.0
0.0
1.1
(0.6)
0.1
(0.5)
0.1
3.5
of which: Credit
0.4
(0.0)
(0.1)
0.0
0.0
0.1
(0.2)
0.0
(0.0)
(0.0)
0.2
of which: Loan commitments
measured at FVTPL
0.1
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
0.0
Debt issued designated at fair value
11.8
0.3
0.3
0.0
0.0
2.6
(1.7)
0.8
(2.9)
0.5
11.4
Other financial liabilities designated at
fair value
4.3
(0.1)
(0.1)
0.0
(0.0)
0.4
(0.8)
0.0
(0.0)
0.1
3.8

For the six months ended 30 June 2024
Financial assets at fair value held for
trading
1.8
7.8
0.0
(0.0)
0.3
(1.0)
0.7
(1.4)
0.1
(0.3)
(0.0)
8.0
of which: Equity instruments
0.1
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
(0.0)
0.2
of which: Corporate and municipal
bonds
0.6
0.4
(0.1)
(0.1)
0.2
(0.2)
0.0
0.0
0.0
(0.0)
(0.0)
0.9
of which: Loans
0.9
7.0
0.1
0.1
0.0
(0.7)
0.7
(1.4)
(0.0)
(0.3)
(0.0)
6.4
Derivative financial instruments –
assets
1.3
0.7
(0.1)
(0.0)
0.0
(0.0)
0.7
(0.4)
0.4
(0.2)
(0.0)
2.3
of which: Interest rate
0.3
0.0
0.0
0.0
0.0
0.0
0.0
(0.1)
0.2
(0.0)
0.0
0.4
of which: Equity / index
0.7
0.2
(0.0)
(0.0)
0.0
0.0
0.5
(0.2)
0.1
(0.1)
(0.0)
1.2
of which: Credit
0.3
0.1
(0.1)
(0.0)
0.0
0.0
0.1
(0.1)
0.1
(0.0)
(0.0)
0.5
Financial assets at fair value not held
for trading
4.1
4.1
(0.1)
(0.1)
0.3
0.0
1.1
(1.4)
0.1
(0.1)
(0.0)
8.0
of which: Loans
1.3
0.8
(0.1)
(0.1)
0.1
0.0
0.7
(0.1)
0.0
(0.1)
(0.0)
2.6
of which: Auction rate securities
1.2
0.0
0.0
(0.0)
0.0
0.0
0.0
(1.1)
0.0
0.0
0.0
0.2
of which: Equity instruments
1.1
1.8
0.0
0.0
0.1
(0.0)
0.0
0.0
0.0
0.0
(0.0)
2.9
of which: Investment fund units
0.2
0.4
0.0
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.7
of which: Asset-backed securities
0.0
0.5
0.0
0.0
0.0
(0.0)
0.0
(0.0)
0.0
(0.0)
(0.0)
0.5
Derivative financial instruments –
liabilities
3.2
0.9
(0.1)
(0.1)
0.1
(0.0)
1.7
(1.4)
0.4
(0.3)
(0.0)
4.4
of which: Interest rate
0.1
0.1
(0.1)
(0.0)
0.0
0.0
0.1
0.0
0.1
(0.0)
0.0
0.2
of which: Equity / index
2.7
0.2
0.1
0.0
0.1
(0.0)
1.5
(1.2)
0.3
(0.2)
(0.0)
3.4
of which: Credit
0.3
0.2
(0.0)
(0.1)
0.0
(0.0)
0.1
(0.1)
0.0
(0.0)
(0.0)
0.4
of which: Loan commitments
measured at FVTPL
0.0
0.4
(0.1)
(0.1)
0.0
(0.0)
0.0
0.0
0.0
0.0
(0.0)
0.3
Debt issued designated at fair value
7.8
4.5
0.2
0.2
0.0
(0.0)
2.9
(2.5)
0.6
(1.9)
(0.1)
11.5
Other financial liabilities designated at
fair value
2.3
1.9
(0.1)
(0.1)
0.0
(0.0)
1.1
(0.2)
0.0
(0.1)
(0.0)
4.9
1 Net gains / losses included in

comprehensive income are recognized in

Net interest income and Other net

income from financial instruments measured

at fair value through profit

or loss in the Income statement,
and also in

Gains / (losses)

from own credit

on financial liabilities

designated at fair

value, before

tax in

the Statement of

comprehensive income.

2 Total

Level 3 assets

as of 30

June 2025

were USD
15.9
bn
(31 December 2024: USD
14.7
bn). Total Level 3 liabilities as of 30 June 2025 were USD
19.4
bn (31 December 2024: USD
20.4
bn).

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

55
Note 10

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21

Fair value measurement” in the “Consolidated financial statements”
section of the UBS AG Annual Report 2024.

Financial instruments not measured at fair value
30.6.25 31.3.25 31.12.24
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks
236.2
236.2
231.4
231.4
223.3
223.3
Amounts due from banks
20.7
20.7
20.3
20.3
18.1
18.1
Receivables from securities financing transactions measured at amortized cost
110.2
110.2
101.8
101.8
118.3
118.3
Cash collateral receivables on derivative instruments
45.5
45.5
39.0
39.0
44.0
44.0
Loans and advances to customers
653.2
649.3
603.2
597.1
587.3
582.4
Other financial assets measured at amortized cost
72.5
71.3
66.9
65.4
59.3
57.5
Liabilities
Amounts due to banks
31.9
31.9
27.8
27.8
23.3
23.4
Payables from securities financing transactions measured at amortized cost
16.3
16.3
15.0
15.0
14.8
14.8
Cash collateral payables on derivative instruments
33.5
33.5
32.0
32.0
36.4
36.4
Customer deposits
804.7
805.5
747.5
748.2
749.5
750.0
Funding from UBS Group AG measured at amortized cost
113.0
117.2
111.5
115.3
107.9
112.5
Debt issued measured at amortized cost
107.5
107.9
98.3
98.7
101.1
102.7
Other financial liabilities measured at amortized cost
1
14.9
14.9
15.6
15.6
17.9
17.9
1 Excludes lease liabilities.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

56
Note 11

Derivative instruments

a) Derivative instruments
As of 30.6.25, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate
38.6
33.6
3,687
18,031
Credit derivatives
3.2
3.4
132
Foreign exchange
78.6
88.9
8,221
372
Equity / index
45.4
53.8
1,579
98
Commodities
4.3
3.5
174
19
Other
3
0.6
0.7
168
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
170.6
183.9
13,961
18,519
Further netting potential not recognized on the balance

sheet
5
(153.5)
(162.0)
of which: netting of recognized financial liabilities / assets
(130.5)
(130.5)
of which: netting with collateral received / pledged
(23.0)
(31.5)
Total derivative financial instruments, after consideration of further netting potential
17.1
21.9
As of 31.3.25, USD bn
Derivative financial instruments
Interest rate
39.0
34.2
3,722
18,048
Credit derivatives
3.2
3.6
173
Foreign exchange
49.6
51.2
7,255
294
Equity / index
40.9
48.0
1,419
104
Commodities
5.0
4.2
180
19
Other
3
0.9
1.1
178
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
138.6
142.2
12,927
18,465
Further netting potential not recognized on the balance

sheet
5
(123.2)
(127.9)
of which: netting of recognized financial liabilities / assets
(100.9)
(100.9)
of which: netting with collateral received / pledged
(22.3)
(27.0)
Total derivative financial instruments, after consideration of further netting potential
15.4
14.4
As of 31.12.24, USD bn
Derivative financial instruments
Interest rate
42.1
36.6
3,650
16,844
Credit derivatives
3.1
3.7
144
Foreign exchange
101.1
94.6
7,216
269
Equity / index
36.9
42.7
1,365
93
Commodities
2.6
2.2
155
17
Other
3
0.6
0.8
87
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
186.4
180.7
12,617
17,223
Further netting potential not recognized on the balance

sheet
5
(162.6)
(166.4)
of which: netting of recognized financial liabilities / assets
(135.6)
(135.6)
of which: netting with collateral received / pledged
(27.1)
(30.8)
Total derivative financial instruments, after consideration of further netting potential
23.8
14.3
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty

or an exchange and settled on a daily basis.

The fair value of these derivatives

is presented on the balance sheet within Cash collateral

receivables on derivative
instruments and Cash collateral payables on derivative instruments.

3 Includes Loan commitments measured at FVTPL, as well as unsettled purchases and sales of non-derivative financial instruments for which the
changes in the

fair value

between trade date

and settlement date

are recognized as

derivative financial

instruments.

4 Financial assets

and liabilities

are presented net

on the balance

sheet if UBS

AG has the
unconditional and legally enforceable right to offset the

recognized amounts, both in the normal

course of business and in the event of default,

bankruptcy or insolvency of UBS AG or its

counterparties, and intends
either to settle on a net basis or

to realize the asset and settle the

liability simultaneously. Refer to

“Note 22 Offsetting financial assets and

financial liabilities” in the “Consolidated financial

statements” section of
the UBS AG Annual Report 2024

for more information.

5 Reflects the netting potential in

accordance with enforceable master netting

and similar arrangements where not

all criteria for a net presentation

on the
balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

b) Cash collateral on derivative instruments
USD bn
Receivables
30.6.25
Payables
30.6.25
Receivables
31.3.25
Payables
31.3.25
Receivables
31.12.24
Payables
31.12.24
Cash collateral on derivative instruments, based on netting under IFRS Accounting
Standards
1
45.5
33.5
39.0
32.0
44.0
36.4
Further netting potential not recognized on the balance

sheet
2
(29.2)
(17.5)
(24.3)
(17.1)
(28.3)
(22.6)
of which: netting of recognized financial liabilities / assets
(27.3)
(15.5)
(22.2)
(15.0)
(25.9)
(20.2)
of which: netting with collateral received / pledged
(2.0)
(2.0)
(2.1)
(2.1)
(2.4)
(2.4)
Cash collateral on derivative instruments, after consideration of further netting potential
16.2
16.0
14.7
14.9
15.7
13.8
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

AG has the unconditional and

legally enforceable right to offset the

recognized amounts, both in

the normal course of business and

in
the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2 Reflects the netting potential
in accordance with enforceable master netting

and similar arrangements where

not all criteria for a net

presentation on the balance sheet

have been met. Refer to

“Note 22 Offsetting financial assets and

financial
liabilities” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

57
Note 12

Other assets and liabilities

a) Other financial assets measured at amortized cost
USD m 30.6.25 31.3.25 31.12.24
Debt securities
52,642
48,095
41,583
Loans to financial advisors
2,682
2,738
2,723
Fee- and commission-related receivables
2,716
2,493
2,231
Finance lease receivables
6,811
6,104
5,934
Settlement and clearing accounts

457
444
430
Accrued interest income
2,195
2,127
2,196
Other
1
5,043
4,864
4,182
Total other financial assets measured at amortized cost
72,546
66,864
59,279
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.

b) Other non-financial assets
USD m 30.6.25 31.3.25 31.12.24
Precious metals and other physical commodities

9,465
7,623
7,341
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
2,132
2,012
1,946
Prepaid expenses
1,271
1,285
1,194
Current tax assets

1,347
1,410
1,504
VAT,

withholding tax and other tax receivables
974
816
1,129
Properties and other non-current assets held for sale
186
189
195
Assets of disposal groups held for sale
2
1,823
Other
1,708
1,799
2,149
Total other non-financial assets
17,082
15,134
17,282
1 Refer to Note 16 for more information.

2 Refer to Note 6 for more information about the sale of Select Portfolio Servicing.

c) Other financial liabilities measured at amortized cost
USD m 30.6.25 31.3.25 31.12.24
Other accrued expenses
2,607
2,646
2,732
Accrued interest expenses
5,317
4,910
5,862
Settlement and clearing accounts
1,892
2,193
1,925
Lease liabilities
3,631
3,824
3,871
Other

5,081
5,849
7,372
Total other financial liabilities measured at amortized cost
18,528
19,421
21,762

d) Other financial liabilities designated at fair value
USD m 30.6.25 31.3.25 31.12.24
Financial liabilities related to unit-linked investment contracts
19,669
17,528
17,203
Securities financing transactions
4,699
4,093
5,798
Over-the-counter debt instruments and other
5,043
5,613
5,698
Funding from UBS Group AG
1
6,119
5,557
5,342
Total other financial liabilities designated at fair value
35,529
32,792
34,041
1 Funding from UBS Group

AG consists of subordinated

debt of UBS AG

and its subsidiaries toward

UBS Group AG.

Subordinated debt consists of

unsecured debt obligations that are

contractually subordinated in
right of payment to all other present and future non-subordinated obligations of the respective issuing entity.

e) Other non-financial liabilities
USD m 30.6.25 31.3.25 31.12.24
Compensation-related liabilities
5,501
4,460
6,897
of which: net defined benefit liability
739
704
691
Current tax liabilities
934
1,697
1,536
Deferred tax liabilities
322
303
283
VAT,

withholding tax and other tax payables
914
888
1,067
Deferred income
639
596
614
Liabilities of disposal groups held for sale
1
1,212
Other
119
80
304
Total other non-financial liabilities
8,429
8,024
11,911
1 Refer to Note 6 for more information about the sale of Select Portfolio Servicing.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

58
Note 13

Funding from UBS Group AG measured

at amortized cost

Funding from UBS Group AG measured at amortized cost
USD m 30.6.25 31.3.25 31.12.24
Debt contributing to total loss-absorbing capacity (TLAC)
87,555
88,236
87,036
Debt eligible as high-trigger loss-absorbing additional tier

1 capital instruments
1
18,656
18,325
14,585
Debt eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,245
Other
2
6,789
4,895
5,051
Total funding from UBS Group AG measured at amortized cost
3,4
113,000
111,457
107,918
1 For 30 June

2025, includes USD
10.2
bn (31 March 2025: USD
10.1
bn; 31 December 2024: USD
6.9
bn) that is, upon the

occurrence of a trigger event

or a viability event, subject

to conversion into ordinary UBS
shares.

2 Includes debt no longer eligible as TLAC having a residual maturity of less than one year and high-trigger loss-absorbing additional tier 1 capital instruments that ceased to be eligible when UBS Group AG issued notice of redemption.

3 Consists of subordinated debt of UBS AG and its subsidiaries toward UBS Group AG. Subordinated

debt consists of unsecured debt obligations that are contractually subordinated in
right of payment to all

other present and future non-subordinated

obligations of the respective issuing

entity.

4 UBS AG has also

recognized funding from UBS Group

AG that is designated

at fair value.

Refer to
Note 12d for more information.

Note 14

Debt issued designated at fair value

Debt issued designated at fair value
USD m 30.6.25 31.3.25 31.12.24
Equity-linked
1
59,645
57,151
54,069
Rates-linked

23,607
23,778
23,641
Credit-linked
4,197
5,354
5,225
Fixed-rate
15,027
15,178
14,250
Commodity-linked
3,140
3,462
3,592
Other
2,636
2,470
1,789
Total debt issued designated at fair value
2
108,252
107,393
102,567
of which: issued by UBS AG standalone with original maturity greater than one year
3
89,883
85,588
82,491
of which: issued by Credit Suisse International standalone

with original maturity greater than one year
3
2
110
96
1 Includes investment

fund unit-linked instruments

issued.

2 As of 30

June 2025,
100
% of Total

debt issued designated

at fair value

was unsecured (31

March 2025:
100
% and 31

December 2024:
100
%).

3 Based on original contractual maturity without considering any early redemption features.
Note 15

Debt issued measured at amortized cost

Debt issued measured at amortized cost
USD m 30.6.25 31.3.25 31.12.24
Short-term debt
1
35,306
30,582
30,509
Senior unsecured debt

29,414
30,106
33,416
of which: issued by UBS AG standalone with original maturity greater than one year
29,370
30,071
32,621
Covered bonds
11,479
9,089
8,814
Subordinated debt
673
676
689
of which: eligible as non-Basel III-compliant tier 2 capital instruments
196
205
207
Debt issued through the Swiss central mortgage institutions
30,158
27,378
27,251
Other long-term debt
476
429
424
Long-term debt
2
72,199
67,677
70,595
Total debt issued measured at amortized cost
3,4
107,505
98,259
101,104
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one

year. The
classification of debt

issued into

short-term and

long-term does

not consider

any early redemption

features.

3 Net of bifurcated

embedded derivatives,

the fair value

of which

was not

material for

the periods
presented.

4 Except for Covered bonds (
100
% secured), Debt issued through the Swiss central mortgage institutions (
100
% secured) and Other long-term debt (
93
% secured),
100
% of the balance was unsecured
as of 30 June 2025.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

59

Note 16

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.

Overview of total provisions
USD m 30.6.25 31.3.25 31.12.24
Provisions other than provisions for expected credit losses
4,666
5,146
4,799
Provisions for expected credit losses
1
415
348
332
Total provisions
5,082
5,495
5,131
1 Refer to Note 9c for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

The table below presents additional information

for provisions other than provisions for

expected credit losses.

Additional information for provisions other than provisions for expected credit losses
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2024
3,598
699
224
278
4,799
Balance as of 31 March 2025
3,848
781
223
294
5,146
Increase in provisions recognized in the income statement
299
5
284
0
30
613
Release of provisions recognized in the income statement
(137)
(169)
(2)
(21)
(330)
Provisions used in conformity with designated purpose
(703)
6
(258)
(5)
(30)
(996)
Foreign currency translation and other movements
139
45
24
24
232
Balance as of 30 June 2025
3,446
684
240
296
4,666
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Includes USD
265
m of provisions for onerous contracts related to real estate as of 30 June 2025 (31 March 2025: USD
374
m;
31 December 2024: USD
383
m); USD
363
m of personnel-related restructuring

provisions as of 30

June 2025 (31 March 2025:

USD
342
m; 31 December 2024:

USD
262
m) and USD
55
m of provisions for

onerous
contracts related to technology

as of 30 June

2025 (31 March 2025: USD
66
m; 31 December 2024:

USD
54
m).

3 Mainly includes provisions for

reinstatement costs with respect

to leased properties.

4 Mainly
includes provisions related to employee benefits, VAT

and operational risks.

5 Includes a new provision for the estimated costs

associated with UBS AG's ongoing obligations as described

in item 1 of section b) of
this Note.

6 Mainly includes provisions used for the resolution reached with the US Department of Justice in the second quarter of 2025 as described in item 1 of section b) of this Note.

Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

16b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.

b) Litigation, regulatory and similar matters
UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising
from disputes and

regulatory proceedings. As

a result, UBS

is involved in

various disputes and

legal proceedings,
including litigation, arbitration, and regulatory and criminal investigations. “UBS”, “we”

and “our”, for purposes
of this Note, refer to UBS AG and / or one or more

of its subsidiaries, as applicable.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict, particularly in the earlier stages of a case.

There are also situations where UBS may enter into

a settlement
agreement. This may occur in order to avoid

the expense, management distraction or reputational implications of continuing

to

contest

liability,

even

for

those

matters

for

which

UBS

believes

it

should

be

exonerated.

The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to

which provisions have

been established and other

contingent liabilities. UBS makes

provisions for
such matters brought

against it when,

in the

opinion of

management after seeking

legal advice, it

is more

likely
than not

that UBS

has a

present legal

or constructive obligation

as a

result of

past events,

it is

probable that

an
outflow of resources

will be required,

and the amount

can be reliably

estimated. Where these

factors are otherwise
satisfied, a

provision may

be established

for claims

that have

not yet

been asserted

against UBS,

but are

nevertheless
expected to be, based on UBS’s experience with similar

asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists
that is not

recognized even if an

outflow of resources is

probable. Accordingly, no provision is

established even if
the potential

outflow of

resources with

respect to

such matters

could be

significant. Developments relating

to a
matter that occur

after the relevant reporting

period, but prior

to the issuance

of financial statements,

which affect
management’s

assessment

of

the

provision

for

such

matter

(because,

for

example,

the

developments

provide
evidence of

conditions that

existed at

the end

of the

reporting period),

are adjusting

events after

the reporting
period under IAS 10 and must be recognized in

the financial statements for the reporting

period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers

to

be

material

and

others

that

management

believes

to

be

of

significance

to

UBS

due

to

potential
financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
p otential exposures.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

60
Note 16

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in

Note 16a above.

UBS provides below

an estimate of

the aggregate liability

for its

litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these estimates

require UBS

to make

speculative legal

assessments as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing provisions are in the range of USD
0
bn to USD
3.1
bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.

Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-
core and
Legacy Group Items UBS AG
Balance as of 31 December 2024
1,271
147
1
266
1,779
135
3,598
Balance as of 31 March 2025
1,318
153
0
293
1,878
205
3,848
Increase in provisions recognized in the income statement
16
0
0
12
270
2
2
299
Release of provisions recognized in the income statement
(2)
0
0
(3)
(132)
0
(137)
Provisions used in conformity with designated purpose
(15)
0
0
(11)
(673)
3
(4)
(703)
Foreign currency translation and other movements
98
14
0
17
10
0
139
Balance as of 30 June 2025
1,415
167
0
308
1,353
202
3,446
1 Provisions, if any, for the matters

described in items 2 and 9 of this Note are recorded in Global Wealth

Management. Provisions, if any, for

the matters described in items 4, 5, 6, 7 and 8 of this Note are recorded
in Non-core and Legacy. Provisions,

if any, for the matters

described in item 1 of this Note are allocated

between Global Wealth Management, Personal

& Corporate Banking and Non-core and Legacy.

Provisions, if
any, for the matters described in item 3 of this Note are allocated between the Investment Bank, Non-core and Legacy and Group Items. Provisions, if any, for the matters described in item 10 of this Note are allocated
between the Investment Bank and Non-core and

Legacy.

2 Includes a new provision for the estimated

costs of UBS AG's ongoing obligations with

the US Department of Justice as described in

item 1 of this Note.

3 Mainly includes provisions used for the resolution reached with the US Department of Justice in the second quarter of 2025 as described in item 1 of this

Note.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

61
Note 16

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial

institutions. Credit Suisse

offices in various

locations, including

the UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law enforcement

authorities seeking
records and information

concerning investigations

into Credit

Suisse’s historical

private banking

services on a

cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects of

these issues have

been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“ caution ”) of EUR
1.1
bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR
3.7
bn on UBS AG and UBS (France) S.A. and awarded EUR
800
m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR
3.75
m,

the

confiscation

of

EUR
1
bn,

and

awarded

civil

damages

to

the

French

state

of

EUR
800
m.

UBS
appealed the decision to

the French Supreme Court. The

Supreme Court rendered its judgment

on 15 November
2023. It

upheld the

Court of

Appeal’s decision regarding

unlawful solicitation and

aggravated laundering of

the
proceeds of tax fraud, but overturned

the confiscation of EUR
1
bn, the penalty of EUR
3.75
m and the EUR
800
m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR
800
m of civil damages to UBS

AG.
In May

2014, Credit

Suisse AG

entered into

settlement agreements

with the

SEC, the

Federal Reserve,

and the
New York Department of

Financial Services and agreed

with the US Department

of Justice (the DOJ)

to plead guilty
to conspiring

to aid

and

assist US

taxpayers in

filing false

tax returns

(the 2014

Plea

Agreement). Credit

Suisse
continued to report

to and cooperate

with US authorities

in accordance with its

obligations under the

2014 Plea
Agreement, including by

conducting a review

of cross-border services

provided by Credit

Suisse. In this connection,
Credit Suisse provided

information to US

authorities regarding potentially undeclared US

assets held by

clients at
Credit Suisse

since the

2014 Plea

Agreement. In

May 2025,

Credit Suisse

Services AG

entered into

a plea

agreement
(the 2025 Plea Agreement) with

the DOJ under

which it agreed to

plead guilty to one

count of conspiracy to

aid
and assist in the preparation of false income tax returns relating to legacy Credit Suisse accounts booked in Credit
Suisse’s Swiss

booking center,

thereby settling

the investigation

into Credit

Suisse’s implementation of

the 2014
Plea Agreement.

In addition,

Credit Suisse

Services AG

entered into

a non-prosecution

agreement with

the DOJ
(the 2025 NPA) relating to

legacy Credit Suisse accounts booked in

Credit Suisse’s Singapore booking center. The
2025

Plea

Agreement

and

the

2025

NPA

provide

for

penalties,

restitution

and

forfeiture

of

USD
511
m

in

the
aggregate. The 2025

Plea Agreement

and the 2025

NPA include ongoing

obligations of

UBS to furnish

information
and cooperate with DOJ’s

investigations of legacy Credit

Suisse accounts held by US

persons in its Switzerland and
Singapore

booking

centers

and

related

accounts

in

other

booking

centers.

In

the

second

quarter

of

2025,

we
recorded in

our Non-core

and Legacy

division a

USD
41
m net increase

in provisions,

which included

a new provision
for the estimated costs of UBS’s ongoing obligations

with the DOJ.
Our balance

sheet at 30 June

2025

reflected provisions

in an

amount that UBS

believes to

be appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the
future

outflow of

resources in

respect of

such

matters cannot

be

determined with

certainty

based on

currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
p rovision that we have recognized.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

62
Note 16

Provisions and contingent liabilities

(continued)
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS AG,

UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR
2.1
bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD
2
bn. In 2014,

the US

Supreme Court rejected

the BMIS Trustee’s

motion for leave

to appeal decisions,
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD
125
m of

payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities

and most

of the

Credit Suisse entities.

In 2019, the

Court of Appeals

reversed the dismissal

of the

BMIS
Trustee’s remaining claims. The cases were

remanded to the Bankruptcy Court for further

proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign-exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations, UBS entered into resolutions with Swiss, US and

UK regulators and the European Commission. UBS
was granted conditional immunity

by the Antitrust Division

of the DOJ

and by authorities

in other jurisdictions

in
connection with potential competition law violations relating to foreign exchange and precious metals businesses.
In December

2021, the

European Commission

issued a

decision imposing

a fine

of EUR
83.3
m on

Credit Suisse
entities based on findings of anticompetitive practices in the foreign exchange market. Credit Suisse appealed the decision

to

the

European

General

Court

and,

in

July

2025,

the

court

issued

a

judgment

reducing

the

fine

to
EUR
28.9
m. The European Commission is permitted to appeal the decision. UBS received leniency and accordingly
no fine was assessed.
Foreign-exchange-related civil litigation:
Putative class actions have been filed since 2013 in US federal courts and in

other jurisdictions

against UBS,

Credit

Suisse and

other banks

on

behalf of

persons who

engaged in

foreign
currency transactions with any of the defendant banks.

UBS and Credit Suisse have resolved US federal court class
actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign
exchange futures

contracts and

options on

such futures.

Certain class

members have

excluded themselves

from
that settlement

and filed

individual actions in

US and

English courts against

UBS, Credit

Suisse and

other banks,
alleging violations of US and European competition laws and unjust enrichment. UBS, Credit Suisse and the other banks

have

resolved

those individual

matters.

In

addition,

Credit

Suisse

and

UBS,

together

with

other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in

the actions

pursued in

other jurisdictions.

Credit Suisse

and UBS

entered into

agreements to

settle all

claims
in this action in April 2022 and February 2024, respectively. Credit Suisse’s settlement received court approval and
became final in May 2025. UBS’s settlement

remains subject to court approval.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

63
Note 16

Provisions and contingent liabilities

(continued)
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.
LIBOR and

other benchmark-related

civil litigation:
A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory

and other damages under various legal

theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district courts

(and subsequently

consolidated in

the US

District Court

for the Southern

District of New

York (SDNY))
by plaintiffs who

engaged in over-the-counter

instruments, exchange-traded

Eurodollar futures and

options, bonds
or

loans

that

referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities
Exchange Act,

as well

breach of

contract and unjust

enrichment. Following various

rulings by

the SDNY

and the
Second Circuit

dismissing certain

of the

causes of

action and

allowing others

to proceed,

one

class action

with
respect

to

transactions

in

over-the-counter

instruments

and

several

actions

brought

by

individual

plaintiffs

are
proceeding in the district court.

UBS and Credit Suisse

have entered into settlement agreements

in respect of the
class actions relating

to exchange-traded

instruments, bonds

and loans. These

settlements have

received final court
approval and

the actions

have been

dismissed as

to UBS

and Credit

Suisse. In

addition, an

individual action

was
filed in

federal court

in California

against UBS,

Credit Suisse

and numerous

other banks

alleging that

the defendants
conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD ICE LIBOR rate
and

monopolized

the

market

for

LIBOR-based

consumer loans

and

credit

cards. The

court

dismissed

the

initial
complaint and

subsequently

dismissed an

amended complaint

with prejudice;

the US

Court of

Appeals for

the Ninth
Circuit

affirmed

the

dismissal. In

June

2025,

the

US

Supreme

Court

denied

plaintiffs’ petition

to

challenge

the
decisions of the lower courts.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions have
been dismissed. Plaintiffs have appealed the

dismissals.
In January 2023, defendants

moved to dismiss the

complaint in the CHF

LIBOR action. In 2023,

the court approved
a settlement by Credit Suisse of the claims

against it in this matter.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission

fined UBS

EUR
172
m, which

amount was

confirmed on

appeal in

March 2025.

UBS has
appealed to the European Court of Justice.
Credit default

swap auction

litigation –

In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class action

filed in federal

court in New

Mexico alleging manipulation of

credit default swap

(CDS)
final auction prices.

Defendants filed a

motion to enforce

a previous CDS

class action settlement

in the

SDNY. In
January 2024,

the SDNY

ruled that,

to the

extent claims

in the

New

Mexico action

arise from

conduct prior

to
30 June

2014,

those claims

are

barred

by

the SDNY

settlement.

The

plaintiffs

appealed

and, in

May

2025, the
Second Circuit affirmed the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, UBS’s balance

sheet at 30

June 2025 reflected

a provision in an

amount that UBS

believes to be

appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
p rovision that we have recognized.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

64
Note 16

Provisions and contingent liabilities

(continued)
4. Mortgage-related matters
Government and

regulatory

related matters:

DOJ RMBS

settlement
– In January

2017, Credit Suisse

Securities (USA)
LLC (CSS

LLC) and

its current

and former

US subsidiaries

and US

affiliates reached

a settlement

with the

DOJ related
to its

legacy

Residential Mortgage-Backed

Securities (RMBS)

business, a

business conducted

through

2007. The
settlement resolved

potential civil claims

by the

DOJ related

to certain of

those Credit

Suisse entities’ packaging,
marketing,

structuring,

arrangement,

underwriting,

issuance

and

sale

of

RMBS.

Pursuant

to

the

terms

of

the
settlement a civil monetary penalty was

paid to the DOJ in

January 2017. The settlement also required

the Credit
Suisse entities

to provide

certain levels

of consumer

relief measures,

including affordable

housing payments and
loan forgiveness, and the DOJ

and Credit Suisse agreed to the appointment

of an independent monitor to

oversee
the completion of

the consumer relief

requirements of the

settlement. In August

2025, CSS LLC

entered into an
agreement with the DOJ to resolve all of Credit Suisse’s outstanding Consumer Relief Obligations under the 2017 settlement by

paying USD
300
m. UBS

AG is

fully provisioned

for this

settlement, which

will not

have a

material
effect on its financial statements for the third quarter of

2025.
Civil litigation:

Repurchase litigations

–

Credit Suisse

affiliates are

defendants in

various civil

litigation matters

related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant

in New York State court in five actions:

An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD
374
m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than

USD
436
m. An

action by Home

Equity Asset Trust

2007-1 alleges damages

of not

less
than

USD
420
m.

Following

a

non-jury

trial,

the

court

issued

a

decision

in

December

2024

that

the

plaintiff
established

liability

relating

to

certain

of

the

loans

at

issue,

and

in

May

2025,

the

court

awarded

damages

of
approximately USD
66
m plus interest

and costs.

The parties

have appealed the

decision on

liability. An action

by
Home Equity

Asset Trust 2007-2

alleges damages of

not less

than USD
495
m. An

action by CSMC

Asset-Backed
Trust 2007-NC1 does not allege a damages amount.
5. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District Court

for the Eastern District of

New York

(EDNY) and the SDNY

alleging claims under the

United
States Anti-Terrorism

Act (ATA)

and the Justice

Against Sponsors of Terrorism

Act. The plaintiffs

in each of

these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy

and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter,

falsify or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the Second

Circuit affirmed

a
September 2019

ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,
the US Supreme Court denied plaintiffs’ petition for a writ

of certiorari. In February 2024, plaintiffs filed a motion
to vacate the judgment in the first filed lawsuit. Of

the other seven cases, four are stayed, including one that was dismissed

as

to

Credit

Suisse

and

most

of

the

bank

defendants

prior

to

entry

of

the

stay,

and

in

three

cases
defendants moved to dismiss plaintiffs’ amended complaints.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

65
Note 16

Provisions and contingent liabilities

(continued)
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of

approximately USD
130
m. On

appeal, the Criminal

Court of

Appeals of

Geneva
and, subsequently, the Swiss Federal Supreme Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have

been initiated against Credit

Suisse AG and

/ or certain

affiliates in various jurisdictions,

based
on the findings established in the criminal

proceedings against the former relationship

manager.
In Singapore, in a

now-concluded civil lawsuit,

Credit Suisse Trust

Limited was ordered

to pay USD
461
m, including
interest and costs.
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a judgment awarding damages of USD
607.35
m to the plaintiff. Credit Suisse Life (Bermuda) Ltd. appealed the

decision.

In

June

2023,

the

Bermuda

Court

of

Appeal

confirmed

the

award

and

the

Supreme

Court

of
Bermuda’s

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

breached

its

contractual

and

fiduciary

duties,

but
overturned the finding that Credit Suisse Life (Bermuda) Ltd. made fraudulent misrepresentations. In March 2024,
Credit Suisse Life (Bermuda) Ltd. was granted leave to appeal the judgment to the Judicial Committee of the Privy
Council and a hearing on

the appeal was held in

June 2025. The Bermuda Court of Appeal

also ordered that the
current

stay

continue

pending

determination

of

the

appeal

on

the

condition

that

the

damages

awarded,

plus
interest calculated at the Bermuda statutory

rate of
3.5
%, remain in the escrow account.
In Switzerland, certain civil lawsuits have been commenced against Credit Suisse AG in the

Court of First Instance
of Geneva since March 2023.
7. Mozambique matter
Credit

Suisse

was

subject to

investigations by

regulatory

and

enforcement

authorities, as

well as

civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the Republic

of Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and Credit

Suisse Securities

(Europe) Limited

(CSSEL) entered

into a

Plea Agreement

and pleaded

guilty to

one count
of conspiracy to

violate the US

federal wire fraud

statute. Under the

terms of the

DPA, UBS Group

AG (as successor
to Credit Suisse Group

AG) continued compliance enhancement and remediation efforts agreed by Credit Suisse,
and undertake additional measures as

outlined in the DPA.

In January 2025, as

permitted under the terms of

the
D
PA, the DOJ elected to extend the term

of the DPA by one year.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

66
Note 16

Provisions and contingent liabilities

(continued)
8. ETN-related litigation
XIV litigation
: Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short-Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term

Futures

Index

(XIV

ETNs).

The

complaints have

been

consolidated and

asserts

claims

against

Credit
Suisse

for

violations

of

various

anti-fraud

and

anti-manipulation provisions

of

US

securities

laws

arising

from

a
decline in the value of XIV ETNs in February 2018. On appeal from an order of the SDNY dismissing all claims, the
Second Circuit

issued an

order that

reinstated a

portion of

the claims.

In decisions

in March

2023 and

February
2025,

the

court

granted

class

certification

for

two

of

the

three

classes

proposed

by

plaintiffs

and

denied class
certification of the third proposed class.
9. Bulgarian former clients matter
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit

Suisse AG

accounts. In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework

and ordered to pay a

fine of CHF
2
m. In addition, the

court seized certain

client
assets in the amount of approximately

CHF
12
m and ordered Credit Suisse AG to pay

a compensatory claim in the
amount of approximately CHF
19
m. Credit Suisse AG

appealed the decision to

the Swiss Federal Court

of Appeals.
Following the

merger of

UBS AG

and Credit

Suisse AG,

UBS AG

confirmed the

appeal. In

November 2024,

the
court issued a judgment that

acquitted UBS AG and annulled

the fine and compensatory

claim ordered by the first
instance court.

In February

2025, the

court affirmed

the acquittal

of UBS

AG, and

the Office

of the

Attorney

General
has appealed

the judgment

to the

Swiss Federal

Supreme Court.

UBS has

also appealed,

limited to

the issue

whether
a successor entity by merger can be criminally

liable for acts of the predecessor entity.

10. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party

appointed by FINMA),

the DOJ, the

SEC, the US

Federal Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA,

the WEKO,

the Hong

Kong Competition Commission

and other

regulatory
and governmental agencies. UBS is cooperating with the authorities in these matters. In July 2023, CSI and CSSEL entered into a settlement agreement

with the PRA providing for

the resolution of the PRA’s

investigation. Also in
July 2023, FINMA

issued a decree

ordering remedial measures

and the Federal

Reserve Board issued

an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to undertake certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group, as the legal
successor to Credit Suisse Group AG,

is a party to the FINMA

decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including claims

for breaches of fiduciary duties.

UBS AG second quarter 2025 report |
Consolidated financial statements |

Notes to the UBS AG interim consolidated

financial statements (unaudited)

67

Note 17

Supplemental guarantor information
In

2015,

the

Personal

&

Corporate

Banking

and

Wealth

Management

businesses

booked

in

Switzerland

were
transferred from UBS AG

to UBS

Switzerland AG through

an asset

transfer in accordance

with the

Swiss Merger
Act. Under the

terms of the

asset transfer agreement,

UBS Switzerland AG

assumed joint liability

for contractual
obligations of UBS AG existing

on the asset transfer

date, including the full

and unconditional guarantee

of certain
SEC-registered debt

securities

issued by

UBS AG. The

joint liability

of UBS

Switzerland

AG for

contractual obligations
of UBS AG

increased in

the first

half of

2025 by

USD
0.1
bn to

USD
2.7
bn as

of 30 June

2025. The

increase reflected
foreign currency effects, partly offset by contractual

maturities and fair value movements.

UBS AG, together

with UBS Group

AG, has

fully and unconditionally guaranteed

the outstanding SEC-registered
debt securities

of Credit

Suisse (USA),

LLC, which

as of

30 June 2025

consisted of

a single

outstanding issuance
with a balance

of USD
742
m maturing

in July 2032.

Credit Suisse

(USA), LLC is

an indirect,

wholly owned

subsidiary
of UBS AG. UBS AG assumed Credit Suisse AG’s

obligations under the guarantee as of 31 May

2024 (i.e. the date
of the merger). In accordance

with the guarantee, if Credit

Suisse (USA), LLC fails to

make a timely payment under
the agreements

governing such

debt securities,

the holders

of the

debt securities

may demand

payment from

either
UBS Group AG or UBS AG, without first proceeding

against Credit Suisse (USA), LLC.

UBS AG second quarter 2025 report |
Comparison between UBS AG consolidated and UBS Group

AG consolidated

68
Comparison between UBS AG
consolidated and UBS Group AG
consolidated
The table below provides

a comparison of selected

financial and capital information of

UBS AG consolidated and
of UBS Group AG consolidated.

UBS AG and

UBS Group AG both

prepare consolidated

financial statements

in accordance

with IFRS

Accounting
Standards. UBS Group AG has applied acquisition accounting as defined by IFRS 3, Business Combinations , to the acquisition of the Credit Suisse Group in 2023. The merger of UBS AG and Credit Suisse AG on 31 May 2024 has been

accounted

for

as

a

business

combination

under

common

control,

as

defined

in

IFRS 3,

using

the

historic
carrying values

of the

assets and

liabilities of

Credit Suisse AG

as at

the date

of the

transaction (31 May

2024),
determined

under

IFRS

Accounting

Standards.

Therefore,

differences

exist

between

the

accounting

treatments
applied

at

the

UBS Group AG

and

UBS AG

consolidated

levels.

There

are

also

certain

scope

and

presentation
differences, as noted below.
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the accounting for the merger of UBS AG and Credit Suisse AG
Assets,

liabilities,

revenues,

operating

expenses

and

tax

expenses

/

(benefits)

relating

to

UBS

Group AG and

its
directly held

subsidiaries,

including UBS

Business Solutions

AG, are

reflected in

the consolidated

financial statements
of UBS Group AG but

not in those of

UBS AG. UBS AG’s

assets, liabilities, revenues

and operating expenses

related
to transactions

with UBS

Group AG and its

directly held

subsidiaries, including

UBS Business

Solutions AG and

other
shared services subsidiaries,

are not subject to

elimination in the

UBS AG consolidated financial

statements, but are
eliminated in the UBS Group AG consolidated financial

statements.
In the second quarter of

2025, UBS AG consolidated recognized

a net profit of USD 1,198m,

while UBS Group AG
consolidated

recognized

a

net

profit

of

USD 2,402m.

The

USD 1,205m

difference

was

mainly

due

to

certain
purchase price

allocation (PPA)

effects recognized

at the

UBS Group AG

level upon

the acquisition

of the

Credit
Suisse Group.

These resulted

in net

accretion income

at the

UBS Group AG

level, net

of tax

effects, whereas

UBS AG
has not

applied acquisition accounting

and does not

have the

PPA effects

or the

corresponding net income.

The
PPA

effects

also

resulted

in

net

releases

for

litigation,

regulatory

and

similar

matters

for

UBS Group AG

(while
UBS AG incurred net

expenses).

Other differences in

net profit mainly

arise as UBS

Business Solutions AG and

other
shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope a markup on costs incurred for services provided.

As

of

30 June

2025,

the

total

assets

of

UBS AG

consolidated

were

USD 1.8bn

higher

than

the

total

assets

of
UBS Group AG consolidated.

The

difference

mainly

reflected PPA

effects

recognized at

the

UBS Group AG level
upon the acquisition

of the Credit

Suisse Group, partly

offset by consolidation

scope differences.

The total liabilities
of

UBS AG

consolidated

were

USD 3.3bn

lower

than

the

total

liabilities

of

UBS Group AG,

mainly

due

to
consolidation scope differences and PPA effects.
The equity

of UBS AG

consolidated was

USD 5.2bn higher

than the

equity of

UBS Group AG

consolidated as

of
30 June 2025. This difference was mainly due to PPA effects

of USD 3.6bn recognized at the UBS Group AG level
upon the acquisition

of the Credit

Suisse Group

that did

not impact UBS

AG consolidated,

primarily related

to loans
and loan commitments

measured at amortized

cost and contingent

liabilities recognized under

IFRS 3 for litigation,
as

well

as

consolidation scope

differences of

USD 1.4bn. The

difference

in

the

equity

between

the

two

scopes
decreased by USD 4.4bn in

the second quarter

of 2025, mainly

driven by the

higher dividend paid by

UBS AG to
UBS Group AG compared with the dividend distribution

of UBS Group AG.
The

going

concern

capital

of

UBS AG

consolidated

was

USD 3.2bn

lower

than

the

going

concern

capital

of
UBS Group AG

consolidated as

of 30 June

2025, reflecting

the common

equity tier 1

(CET1) capital

of UBS AG
b
eing lower by USD

2.9bn and going

concern loss-absorbing

additional tier 1 (AT1)

capital being USD 0.4bn

lower.

UBS AG second quarter 2025 report |
Comparison between UBS AG consolidated and UBS Group

AG consolidated

69
The

USD 2.9bn

lower

CET1

capital

of

UBS AG

consolidated

was

primarily

due

to

a

USD 12.9bn

difference

in
dividend accruals between UBS AG

and UBS Group AG, largely

offset by UBS Group AG consolidated

equity being
USD 5.2bn

lower,

compensation-related regulatory

capital

accruals

at

the

UBS Group

AG

level

of

USD 2.8bn, a
capital reserve for expected future share repurchases of

USD 2.0bn and a USD 0.5bn effect from eligible

deferred
tax assets on temporary differences.
The quarterly average liquidity coverage ratio

(the LCR) of UBS AG

consolidated was 2.9 percentage points lower
than the quarterly average

LCR of UBS Group AG

consolidated. The difference

mainly reflected the

higher net cash
outflows

of

UBS AG

consolidated

from

intercompany

deposits

and

loans

that

are

not

within

the

Group
consolidation scope but are within the UBS

AG consolidation scope.
The net

stable funding

ratio (NSFR)

of UBS AG

consolidated was

1.5 percentage

points lower

than the

NSFR of
UBS Group

AG

consolidated.

The

difference

primarily

reflected

lower

UBS AG

consolidated

eligible

regulatory
capital as compared to UBS Group AG consolidated.
Comparison between UBS AG consolidated and UBS Group AG consolidated
As of or for the quarter ended 30.6.25 As of or for the quarter ended 31.3.25 As of or for the quarter ended 31.12.24
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues

11,635

12,112

(477)

12,163

12,557

(393)

11,317

11,635

(318)
Credit loss expense / (release)

152

163

(11)

124

100

24

241

229

12
Operating expenses

10,621

9,756

865

10,701

10,324

377

11,017

10,359

658
Operating profit / (loss) before tax

862

2,193

(1,331)

1,339

2,132

(793)

59

1,047

(989)
Net profit / (loss)

1,198

2,402

(1,205)

1,035

1,702

(667)

(254)

779

(1,034)
Balance sheet
Total assets

1,671,814

1,669,991

1,823

1,547,489

1,543,363

4,126

1,568,060

1,565,028

3,033
Total liabilities

1,576,960

1,580,292

(3,332)

1,450,367

1,455,773

(5,406)

1,473,394

1,479,454

(6,060)
Total equity

94,854

89,699

5,155

97,123

87,590

9,532

94,666

85,574

9,092
Capital, liquidity and funding information
Common equity tier 1 capital

69,829

72,709

(2,880)

70,756

69,152

1,604

73,792

71,367

2,425
Going concern capital

88,485

91,721

(3,236)

89,081

87,837

1,244

89,623

87,739

1,884
Risk-weighted assets

498,327

504,500

(6,172)

481,539

483,276

(1,737)

495,110

498,538

(3,429)
Common equity tier 1 capital ratio (%)

14.0

14.4

(0.4)

14.7

14.3

0.4

14.9

14.3

0.6
Going concern capital ratio (%)

17.8

18.2

(0.4)

18.5

18.2

0.3

18.1

17.6

0.5
Total loss-absorbing capacity ratio (%)

36.5

37.9

(1.4)

38.0

38.7

(0.8)

36.7

37.2

(0.5)
Leverage ratio denominator

1,660,097

1,658,089

2,008

1,565,845

1,561,583

4,261

1,523,277

1,519,477

3,799
Common equity tier 1 leverage ratio (%)

4.2

4.4

(0.2)

4.5

4.4

0.1

4.8

4.7

0.1
Liquidity coverage ratio (%)
1

179.4

182.3

(2.9)

180.3

181.0

(0.7)

186.1

188.4

(2.3)
Net stable funding ratio (%)

120.9

122.4

(1.5)

122.8

124.2

(1.4)

124.1

125.5

(1.4)
1 The disclosed ratios represent quarterly averages

for the quarters presented and are calculated based on an average of 61 data points in the second quarter of 2025, 62 data points in the first quarter of 2025 and
64 data points in the fourth quarter of 2024. Refer to the “Liquidity and funding management” section of the UBS Group second quarter 2025 report,

available under “Quarterly reporting” at ubs.com/investors,

for
more information.

UBS AG second quarter 2025 report |
Appendix

Appendix
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
d
efined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost of credit risk
1

(bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance

of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts

of
Amounts due from banks and Loans and advances

to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.

This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.

Gross margin on invested assets
1

(bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.

UBS AG second quarter 2025 report |
Appendix

APM label
Calculation

Information content
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Net interest margin
1

(bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus

interest and
dividends, divided by total invested assets

at the
beginning of the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.
Net new deposits (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of deposits recorded during a specific period. Deposits
include customer deposits and customer brokerage
payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees,

as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of deposits during a specific period

as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.
Net new loans (USD)
– Global Wealth Management
Calculated as the net amount of originations,
drawdowns and repayments of loans recorded during
a specific period. Loans include loans and

advances to
customers and customer brokerage receivables.
Excluded from the calculation are allowances,
movements due to fair value measurement and
foreign exchange translation,

as well as the effects on
loans and advances to customers of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of loans during a specific period

as a
result of net new loan flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.

UBS AG second quarter 2025 report |
Appendix

APM label
Calculation

Information content
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed

equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Revenues over leverage ratio
denominator, gross
1

(%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by the
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.

UBS AG second quarter 2025 report |
Appendix

APM label
Calculation

Information content
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on attributed equity
1
(%)

Calculated as underlying business division

operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above)

divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for each of the second

quarter of 2025 and the first quarter of 2025 is

based entirely on consolidated data following the merger of UBS AG and Credit Suisse AG and for the purpose of the
calculation of return measures has been

annualized by multiplying such by

four. Profit or

loss information for the second quarter

of 2024 is presented on

a consolidated basis, including Credit

Suisse AG data for one
month (June 2024), and for the purpose

of the calculation of return measures has

been annualized multiplying such by four.

Profit or loss information for the

first six months of 2025 is based entirely

on consolidated
data following the merger of UBS AG and

Credit Suisse AG and for the purpose of the

calculation of return measures has been annualized

by multiplying such by two.

Profit or loss information for the first six

months
of 2024 is presented on a consolidated basis, including Credit Suisse AG data for one month (June 2024),

and for the purpose of the calculation of return measures has been annualized by multiplying such by two.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

UBS AG second quarter 2025 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS AG second quarter 2025 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS AG second quarter 2025 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

AG

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

performance

of

UBS AG
(consolidated);

the

strategy

and

performance

of

the

business

divisions

and

Group

functions;

risk,

treasury

and
capital management; corporate governance;

and financial information, including

the financial statements.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf and

online formats

at
ubs.com/investors
, under

“Financial
information”.

Printed copies, in any language, of the aforementioned

annual publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission

(the

SEC);

information

for

shareholders,

including

UBS

dividend

and

share

repurchase

program
information, and for bondholders, including rating agencies reports; the corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most

sections of the filing can be satisfied

by referring to the UBS AG Annual

Report.
However, there

is a

small amount

of additional

information in

Form 20-F

that is

not presented

elsewhere and

is
particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this

additional

disclosure.

Any
document that is filed with

the SEC is available on the

SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS AG second quarter 2025 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”, including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives.

While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual

developments and results to

differ materially from UBS’s expectations.

In particular, the global economy may suffer

significant adverse
effects from increasing political tensions between world

powers, changes to international

trade policies, including those related to

tariffs and trade barriers, and
ongoing conflicts

in the Middle

East, as well

as the continuing

Russia–Ukraine war. UBS’s

acquisition of the

Credit Suisse

Group has materially

changed its

outlook
and strategic direction and introduced

new operational challenges. The integration of the

Credit Suisse entities into the

UBS structure is expected

to continue
through 2026 and presents significant

operational and execution risk, including the

risks that UBS may be

unable to achieve the cost

reductions and business
benefits contemplated by

the transaction, that

it may incur

higher costs to

execute the integration

of Credit Suisse

and that the

acquired business may

have
greater risks

or liabilities

than expected.

Following the

failure of

Credit Suisse,

Switzerland is

considering significant

changes to

its capital,

resolution and

regulatory
regime, which, if adopted,

would significantly increase our capital

requirements or impose other

costs on UBS. These

factors create greater uncertainty about
forward-looking statements. Other factors that may affect UBS’s performance and ability to achieve its plans,

outlook and other objectives also include, but are
not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels

of risk-weighted assets

(RWA) and leverage ratio

denominator (LRD), liquidity

coverage ratio and

other financial resources, including

changes
in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which

UBS is successful in implementing
changes to its businesses to meet changing market, regulatory and other conditions; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in

the markets in which UBS

operates or to which it

is exposed, including movements in securities prices or

liquidity, credit
spreads, currency exchange rates,

residential and commercial real

estate markets, general economic conditions, and

changes to national trade

policies on the
financial position or

creditworthiness of UBS’s clients

and counterparties, as

well as on

client sentiment and levels

of activity; (v) changes

in the availability of
capital

and

funding, including

any

adverse

changes in

UBS’s credit

spreads

and

credit

ratings

of

UBS, as

well as

availability and

cost

of

funding to

meet
requirements for

debt eligible for

total loss-absorbing capacity (TLAC);

(vi) changes in central

bank policies or

the implementation of

financial legislation and
regulation in Switzerland, the

US, the UK, the

EU and other financial

centers that have imposed, or

resulted in, or may

do so in the

future, more stringent or
entity-specific

capital,

TLAC,

leverage

ratio,

net

stable

funding

ratio,

liquidity

and

funding

requirements,

heightened

operational

resilience

requirements,
incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity
and sharing of operational costs across

the Group or other measures,

and the effect these

will or would have

on UBS’s business activities; (vii) UBS’s ability to
successfully implement resolvability

and related regulatory requirements and

the potential need to

make further changes to

the legal structure or booking

model
of UBS in response to legal and regulatory requirements

including heightened requirements and expectations due to its acquisition of the Credit Suisse Group;
(viii) UBS’s ability to

maintain and improve

its systems and

controls for complying

with sanctions in

a timely manner

and for

the detection and

prevention of
money laundering to meet evolving regulatory

requirements and expectations, in particular in

the current geopolitical turmoil; (ix) the uncertainty arising from
domestic stresses

in certain

major economies;

(x) changes in

UBS’s competitive

position, including

whether differences

in regulatory

capital and

other requirements
among the major financial centers adversely affect UBS’s

ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its
businesses that

may result

from new

regulations or

new enforcement

of existing

standards, including

measures to

impose new

and enhanced

duties when
interacting with customers and in

the execution and handling of

customer transactions; (xii) the liability

to which UBS may be exposed,

or possible constraints or
sanctions

that

regulatory

authorities

might

impose

on

UBS,

due

to

litigation,

contractual

claims

and

regulatory

investigations, including

the

potential

for
disqualification from

certain businesses,

potentially large

fines or

monetary penalties,

or the

loss of

licenses or

privileges as

a

result of

regulatory or

other
governmental sanctions, as well

as the effect that litigation, regulatory

and similar matters have on

the operational risk component

of its RWA; (xiii) UBS’s ability
to retain and attract the

employees necessary to generate revenues and to manage,

support and control its businesses, which may

be affected by competitive
factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the

recognition of deferred

tax assets and

other matters; (xv) UBS’s

ability to

implement new technologies

and business methods,

including digital
services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and

of

financial models

generally; (xvii) the

occurrence of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,
cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats;

(xviii) restrictions on the ability
of UBS Group AG, UBS AG and regulated

subsidiaries of UBS AG to make

payments or distributions, including

due to restrictions on the ability of

its subsidiaries
to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or

legal structure, financial results

or other factors may

affect UBS’s ability

to maintain its stated

capital return objective; (xx) uncertainty
over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the

evolving nature of

underlying science

and industry and

the increasing divergence

among regulatory regimes;

(xxi) the ability

of UBS to

access capital
markets; (xxii) the

ability of UBS

to successfully recover

from a disaster

or other business

continuity problem due

to a hurricane,

flood, earthquake,

terrorist attack,
war, conflict, pandemic, security

breach, cyberattack, power

loss, telecommunications

failure or other

natural or man-made

event; and (xxiii) the

effect that these
or other factors or

unanticipated events, including media reports and speculations, may have on its reputation

and the additional consequences that

this may
have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their

consequences. UBS’s

business and financial

performance could be

affected by other

factors identified in

its past and

future filings and

reports,
including those

filed with

the US

Securities and

Exchange Commission

(the SEC).

More detailed

information about

those factors

is set

forth in

documents
furnished by UBS

and filings made

by UBS with

the SEC, including

the UBS Group

AG and UBS

AG Annual Reports

on Form 20-F

for the year

ended 31 December
2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS AG
PO Box, CH-8098 Zurich
PO Box, CH-4002 Basel
ubs.com

This

Form 6-K

is

hereby incorporated

by reference

into (1)

the

registration statements

of

UBS AG

on

Form

F-3
(Registration Number 333-283672),

and into each

prospectus outstanding

under the foregoing

registration statement,
(2)

any

outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

that

incorporates

by
reference any Forms 6-K

of UBS AG

that are incorporated

into its registration statements

filed with the SEC,

and (3)
the base prospectus of Corporate Asset Backed Corporation (“CABCO”)

dated June 23, 2004 (Registration Number
333-111572),

the

Form

8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the
Prospectus

Supplements

relating

to

the

CABCO

Series

2004-101

Trust

dated

May

10,

2004

and

May

17,

2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:

/s/ Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

______________
Name:

Steffen Henrich
Title:

Controller
Date:

August 5, 2025